Fax





10016068

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Sandra Novakov
Return fax	+44 20 7282 2811
Reference	**Erste Group Bank, Commission file no. 82-5066** **"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"**
Date	23/07/10
No. of pages including this one	7

SUPPL

Please find attached the following Erste Group Bank release:

Erste Group – solid capitalisation confirmed by stress test results

dlw 7/30



ERSTE GROUP

INVESTOR INFORMATION Vienna, 23 July 2010

Erste Group – solid capitalisation confirmed by stress test results

- **Calculated Tier 1 ratio[1] (total risk) of 8.0% in 2011 in worst case scenario (including additional sovereign risk) compared to 9.2% at year-end 2009**

Erste Group Bank AG has been part of the 2010 EU-wide stress testing exercise coordinated by the Committee of European Banking Supervisors (CEBS), in cooperation with the European Central Bank, and the Austrian National Bank. This stress test complements the regular stress testing programmes conducted by Erste Group and the Austrian National Bank in order to assess the potential impact of negative economic developments on the bank's capital adequacy.

The present exercise was conducted based on scenarios, methodology and key assumptions provided by CEBS (aggregate report published on the CEBS website[2]). These assumptions have been adjusted by the Austrian National Bank to better reflect the particular situation in the eastern part of the European Union. This modification resulted in a more conservative approach compared to the proposed CEBS parameters. As a consequence, the estimated Tier 1 ratio calculated according to CEBS parameters would have been significantly higher than in the scenario used by Erste Group.

As a result of the assumed shock under the adverse scenario, the calculated consolidated Tier 1 ratio would change to 8.1% in 2011, compared to 9.2% as of end-2009. An additional sovereign risk scenario would have a further impact of 0.1 percentage points on the calculated Tier 1 ratio, bringing it to 8.0% at the end of 2011, compared with the regulatory minimum of 4%.

"We are very pleased with the results of the stress test," commented Andreas Treichl, CEO of Erste Group, "particularly as the parameters used by the Austrian banks have been more stringent compared to the CEBS guidelines. With a calculated Tier 1 ratio of 8.0% in 2011 in the worst case scenario, our bank has passed the tests with a capital buffer of EUR 2,822m, comfortably above the minimum requirement of 6% which has been defined as the threshold solely for the purpose of this exercise. This was of particular importance for Erste Group as our Tier 1 ratio of 9.2% at year-end of 2009 was not the highest in a European context. Whereas we have in principle no problem with rankings, it should be noted, that in general retail banks with a substantially higher percentage of risk weighted assets than other financial institutions tend to have lower capital ratios which in our view does by no means point to a riskier business model. It is a simple fact, that at present, loans to the SME segment require up to 10 times more capital than any sovereign exposures within the European Union. Catering to the retail and SME segment in the eastern part of the European Union remains at the very core of Erste Group's retail banking strategy."

[1] Tier 1 ratio used in this communication always refers to Tier 1 ratio based on total risk, including hybrid capital and participation capital.
[2] See http://www.c-ebs.org/EU-wide-stress-testing.aspx



ERSTE GROUP

Overview of stress test assumptions and procedure

Stress tests, by nature, are designed to simulate plausible but drastic and rare events.

- **Macroeconomic assumptions:**
  In accordance with the Austrian National Bank modified GDP growth assumptions have been used for CEE, resulting in a more conservative approach compared to the proposed CEBS parameters.

Annualized Y-o-Y GDP Growth Rates	OeNB				CEBS			
	Benchmark		Adverse		Benchmark		Adverse	
	2010	2011	2010	2011	2010	2011	2010	2011
Czech Republic	1.3%	2.6%	-0.2%	-2.8%	1.4%	1.8%	0.9%	0.6%
Hungary	-0.2%	2.5%	-2.2%	-3.9%	0.9%	3.2%	-0.2%	1.6%
Romania	0.8%	3.1%	-1.2%	-3.3%	-0.7%	3.6%	-1.8%	2.1%
Slovak Republic	4.1%	4.5%	2.8%	-0.1%	1.9%	2.6%	0.8%	-0.6%
Croatia	-0.1%	1.8%	-1.6%	-3.6%	4.4%*	4.8%*	3.6%*	3.5%*
Serbia	2.0%	3.0%	-0.1%	-3.4%	4.4%*	4.8%*	3.6%*	3.5%*
Ukraine	3.7%	4.1%	1.7%	-2.3%	4.4%*	4.8%*	3.6%*	3.5%*

* Rest of world in CEBS

- **P&L and balance sheet assumptions:**
  All calculations were based on year-end 2009 actual results. Both the benchmark scenario 2010 – 2011, as well as the adverse scenario 2010 – 2011, were founded on a number of common key assumptions, and the provided macroeconomic scenarios.

  For example, no volume growth was assumed in our core business segments, except for the rollover of maturing loans.
  Operating income was affected by a reduction in net interest income as a result of margin pressure, lack of new business generation, a continued low interest rate environment and the maturing of high yielding assets. Declining fee income due to a lower level of transactions and a lower trading result were also assumed to negatively impact operating income.
  Although a certain level of cost control was assumed, no extraordinary cost savings initiatives were added.

  Systematically applied severe shifts of the actual probabilities of default of banking book assets led to increased risk costs which in turn reduced the capital base under the adverse scenario. The resulting significant increase in risk weighted assets was an additional driver of the result. This was mainly a consequence of adopting a more conservative approach, leading to an accumulation of assets in the worst rating class.

- **Assumptions for additional sovereign shock:**
  As a result of the high levels of sovereign debt recorded in 2010, the entire banking sector was subject to an additional stress test which assumed a further adverse impact of the high levels of sovereign debt on EU economies that was not factored into the design of the original stress test scenario. Consequently, additional severe haircuts of between 4.7% (Germany) and 23.1% (Greece) were applied to sovereign exposure in the trading book in this scenario, leading to additional losses. The assumed haircut for Austria was 5.6%.

  Although the sovereign exposure in the banking book was not subject to a haircut, the entire rest of the banking book was stressed again reflecting the assumed further worsening of the macroeconomic environment.

  Net exposure takes account of hedges and guarantees and collateral, where applicable.



ERSTE GROUP

- **Definitions:**
  - Pre-impairment income = Operating result before risk costs
  - Impairment losses = Risk provisions
  - Loss rate = Risk costs on average customer loans in %
  - The banking book comprises balance sheet items such as loans to banks, loans to customers as well as all three financial assets line items (FV, AfS and HTM), while the trading book is by and large identical to the "trading assets" line on the balance sheet
  - Sovereign exposure consists of all on-balance sheet exposure (including securities, loans and advances) to European Union sovereigns (i.e. central and local government bodies, including municipalities), excluding central banks

For more information, please contact:
Erste Group, Investor Relations,G raben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer,	Tel. +43 (0) 5 0100 Ext. 11286,	E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer,	Tel. +43 (0) 5 0100 Ext. 17326,	E-mail: thomas.sommerauer@erstegroup.com
Peter Makray,	Tel. +43 (0) 5 0100 Ext. 16878,	E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.



ERSTE GROUP

Stress Test in detail

Actual results

At 31 December 31 2009	EUR m
Total Tier 1 capital	11,486
Total regulatory capital	15,845
Total risk weighted assets	125,486
Pre-impairment income (including operating expenses)	3,771
Impairment losses on financial assets in the banking book	-2,057
1 yr Loss rate on Corporate exposures (%)[1]	1.22%
1 yr Loss rate on Retail exposures (%)[1]	2.12%
Tier 1 ratio (%)	**9.2 %**

Outcomes of stress test scenarios

The stress test was carried out under a number of key common simplifying assumptions (e.g. constant balance sheet, uniform treatment of securitisation exposures). Therefore, the information relative to the benchmark scenarios is provided only for comparison purposes. Neither the benchmark scenario nor the adverse scenario should in any way be construed as a forecast.

Benchmark scenario at 31 December 2011[2]	EUR m
Total Tier 1 capital after the benchmark scenario	12,798
Total regulatory capital after the benchmark scenario	17,218
Total risk weighted assets after the benchmark scenario	122,982
Tier 1 ratio (%) after the benchmark scenario	**10.4 %**

Adverse scenario at December 31, 2011[2]	EUR m
Total Tier 1 capital after the adverse scenario	11,968
Total regulatory capital after the adverse scenario	16,388
Total risk weighted assets after the adverse scenario	147,179
2 year cumulative pre-impairment income after the adverse scenario (including operating expenses)[2]	7,010
2 year cumulative impairment losses on financial assets in the banking book after the adverse scenario[2]	-5,185
2 year cumulative losses on the trading book after the adverse scenario[2]	-116
2 year Loss rate on Corporate exposures (%) after the adverse scenario[1, 2]	3.07%
2 year Loss rate on Retail exposures (%) after the adverse scenario[1, 2]	4.78%
Tier 1 ratio (%) after the adverse scenario	**8.1 %**



ERSTE GROUP

Additional sovereign shock on the adverse scenario at December 31, 2011	EUR m
Additional impairment losses on the banking book after the sovereign shock[2]	-171
Additional losses on sovereign exposures in the trading book after the sovereign shock[2]	-346
2 yr Loss rate on Corporate exposures (%) after the adverse scenario and sovereign shock[1, 2, 3]	3.21%
2 yr Loss rate on Retail exposures (%) after the adverse scenario and sovereign shock[1, 2, 3]	4.90%
Tier 1 ratio (%) after the adverse scenario and sovereign shock	**8.0 %**
Additional capital needed to reach a 6 % Tier 1 ratio under the adverse scenario + additional sovereign shock, at the end of 2011	0

1. Impairment losses as a % of corporate/retail exposures in AFS, HTM, and loans and receivables portfolios
2. Cumulative for 2010 and 2011
3. On the basis of losses estimated under both the adverse scenario and the additional sovereign shock



ERSTE GROUP

Break down of sovereign exposure
as of 31 March 2010

EUR m	Gross exposures (net of impairment)	of which Banking book	of which Trading book	Net exposures (net of impairment)
Austria	5,795	5,473	322	5,348
Belgium	212	212	0	212
Bulgaria	151	126	25	151
Cyprus	12	12	0	12
Czech Republic	5,334	4,156	1,179	5,230
Denmark	22	22	0	22
Estonia	2	0	2	2
Finland	88	88	0	88
France	342	308	34	342
Germany	1,142	1,057	85	1,141
Greece	757	748	8	757
Hungary	2,864	2,500	364	2,732
Iceland	41	0	41	41
Ireland	105	105	0	105
Italy	1,223	1,223	0	1,223
Latvia	77	33	44	77
Liechtenstein	0	0	0	0
Lithuania	44	44	0	44
Luxembourg	0	0	0	0
Malta	28	28	0	28
Netherlands	93	89	4	93
Norway	0	0	0	0
Poland	692	570	121	692
Portugal	270	270	0	270
Romania	2,492	1,950	542	2,488
Slovakia	3,880	2,955	925	3,878
Slovenia	131	129	2	125
Spain	233	208	25	233
Sweden	33	22	11	33
United Kingdom	67	67	0	67
TOTAL	26,129	22,394	3,736	25,434



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

26th July, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

In terms of the Listing Agreement, we enclose six copies of the amended Memorandum and Articles of Association of the Company.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg



THE INDIAN COMPANIES ACTS, 1882 TO 1956

COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF


ITC
ITC Limited

ITC Limited

INCORPORATED 24TH AUGUST, 1910

Articles adopted by Special Resolution passed on the 13th day of July, 1956.




सत्यमेव जयते

Co. no. 21-1985

नाम में तब्दीली के परिणामस्वरूप नियोजन के लिये गया प्रमाण-पत्र

FRESH CERTIFICATE OF INCORPORATION CONSEQUENT ON CHANGE OF NAME

कम्पनियो के रजिस्टार के कार्यालय में..

[कम्पानी अधिनियम, 1956 (1956 का 1) के अधीन]

In the Office of the Registrar of Companies..

[Under the Companies Act, 1956 (1 of 1956)]

....के विषय में ।

IN THE MATTER OF*....I.T.C. Limited..

में एतद्‌द्वारा प्रमाणित करता हूं कि..परिसीमित जिसका निगमन मूलत: 200..................के..............के..................दिन इस # ....अधिनियम के अधीन और..........................परिसीमित नाम द्वारा किया गया था कम्पानी अधिनियम 1956 की धारा 21/22 (1) (क) /22.(1) (ख) 31(1), 43A(4), 44(2)(b) के निर्वन्धनों के अनुसार आवश्यक संकल्प पारित कर चूकी है और इसकी बावद केन्द्रीय सरकार का लिखित अनुमति कम्पनी कार्य विभाग द्वारा प्रदान कर दी गई है ।

I hereby certify that...I.T.C. ....Limited...............................~~Limited,~~ which was originally incorporated on.......24th..............day of.....August...............~~200~~.1910.............under the VI of 1882......Act, and under the name...Imperial Tobacco Company of India Limited having duly passed the necessary special resolution passed on 3.8.2001 in terms of section 21/~~22(1) (a)/ 22(1) (b) 31(1), 43A(4), 44(2)(b)~~ of Companies Act, 1956. and the approval of the Central Government signified in writing having been accorded thereto in the Department of Company Affairs.

क्षेत्रीय निदेशक के तारीख.................................. 200 ....के पत्र सं०............................द्वारा प्राप्त हो जाने पर उक्त कम्पनी का नाम इस दिन..............................परिसीमित में तब्दील कर दिया गया है और यह प्रमाण पत्र उक्त अधिनियम की धारा 23 (1) अनुसरण में जारी किया जाता है ।

~~Regional Director~~ Registrar of Companies.........letter No. No/NCR/CN/1985...............dated....10.8........200..1..... the name of the said company is this day changed ~~Converted/Reconverted to~~.........I.T.C. ......Limited...... ~~Limited~~ and this certificate is issued pursuant to section 23(1) of the said Act.

मेरे हस्ताक्षर से यह तारीख... को दिया गया ।

Given under my hand at..Calcutta........this...18th...day of...September....200..1............ (One thousand nine hundred...two thousand one.....).

....[signature]

कम्पनियों का रजिस्ट्रार

Asst. Registrar of Companies

सहायक कम्पनी रजिस्ट्रार

Asstt. Registrar of Companies

पश्चिम बंगाल/West Bengal

यहां पर कम्पनी का वह नाम लिखिए जो कि तब्दीली ही पूर्व था ।

* Here give the name of the company as existing prior or the change.

यहां पर अधिनियम (अधिनियमों का नाम लिखिए जिनके अधीन कम्पनी का मूलत: रजिष्ट्रीकरण और निगमन किया गयाथा ।

\# Here give the name of the Act. (As under which the Company was originally registered and incorporated.

जे० एस० सी०-7

J. S. C. -7

Co. No. 1985



FRESH CERTIFICATE OF INCORPORATION CONSEQUENT ON CHANGE OF NAME

In the Office of the Registrar of Companies, West Bengal
[Under the Companies Act, 1956 (1 of 1956)]

IN THE MATTER OF* India Tobacco Company Limited
37, Chowringhee, Calcutta-16.

I hereby certify that India Tobacco Company Limited which was originally incorporated on 24th day of August, 1910 under the †Act VI of 1882 and under the name Imperial Tobacco Company of India Limited, and subsequently changed its name to India Tobacco Company Ltd. having duly passed the necessary resolution in terms of Section 21 of Companies Act, 1956, and the approval of the Central Government signified in writing having been accorded thereto in the Ministry of Law, Justice & Co. Affairs, Department of Company Affairs, (Company Law Board) Regional Director........ Letter No. RD/T/435 dated 29-3-1974 the name of the said company is this day changed to "I. T. C. Limited" and this Certificate is issued pursuant to Section 23 (1) of the said Act.

Given under my hand at Calcutta this day of 30th March, 1974. (One thousand nine hundred Seventy four).


REGISTRAR OF COMPANIES
WEST BENGAL

Sd/-N. R. SIRCAR
Asstt. Registrar of Companies
West Bengal

* Here give the name of the Company as existing prior to the change.
† Here give the name of the Act (s) under which the company was originally registered and incorporated
J. S. C. 7.
MFP—116 JSC—12407—(C—132)—23—3- 60—3,000

No. 1985

FRESH CERTIFICATE OF INCORPORATION CONSEQUENT ON CHANGE OF NAME

In the Office of the Registrar of Companies, West Bengal
[Under the Companies Act, 1956 (1 of 1956)]

IN THE MATTER OF* The Imperial Tobacco Co. of India Limited.
Virginia House,
37, Chowringhee, Calcutta-16.

I hereby certify that the Imperial Tobacco Co. of India Limited, which was originally incorporated on 24th day of August, 1910 under the †Act VI of 1882 and under the name Imperial Tobacco Co. of India Limited, having duly passed the necessary resolution in terms of Section 21 of Companies Act, 1956, and the approval of the Central Government signified in writing having been accorded thereto in the Ministry of Industrial Development

Internal Trade & Company Affairs, Department of Company Affairs, (C. L. B.) / Regional Director, Eastern Region, Calcutta

Letter No. RD/T/435 dated 19-5-1970 the name of the said company is this day changed to "India Tobacco Company Limited" and this Certificate is issued pursuant to Section 23(1) of the said Act.

Given under my hand at Calcutta this 20th day of May, 1970. (One thousand nine hundred Seventy).

Sd. G. K. GUHA
Asstt. Registrar of Companies, West Bengal.


Seal of
Registrar
of Companies
West Bengal

---

* Here give the name of the Company as existing prior to the change.
† Here give the name of the Act(s) under which the company was originally registered and incorporated

J. S. C. 7.

MFP—116 JSC—12407—(C—132)—23—3—60—3.000

No. 405

IN THE OFFICE OF THE REGISTRAR OF COMPANIES

Under Act VI of 1882

IN THE MATTER OF

The Imperial Tobacco Company of India Limited.

I do hereby certify that pursuant to Act VI, 1882, of the Legislative Council of India, entitled "The Indian Companies Act, 1882" Memorandum of Association and Articles of Association (annexed) have been this day filed and registered in my office, and that the said Company has been duly incorporated and is a Company limited by shares, pursuant to the provisions of the said Act.

Dated this Twenty-fourth day of August, One Thousand Nine Hundred and Ten.

(SD.) SYED ABDUL SALEEM
Registrar of Companies under Act VI of 1882

	MEMO OF FEES	Rs.	A.	P.
322	For Registering the Company ...	40	0	0
	Do Articles of Association ...	5	0	0
	TOTAL Rs ...	45	0	0

Rupees Forty-five only.


Seal of
Registrar
of Companies
under Act VI
of 1882.

Entered by SATISH CHANDRA DUTTA.

in Ledger Vol. XIX being No. 1985 / 23 for 1910-1911

(Sd.) CHARU CHANDRA GHOSH.
Head Clerk

Certificate No. 405 for 1910-1911.

Stamp Rs. 15

THE INDIAN COMPANIES ACT, 1882

COMPANY LIMITED BY SHARES.

MEMORANDUM
OF
ASSOCIATION
OF
ITC LIMITED

1. The name of the Company is ITC Limited.
2. The registered office of the Company will be situated in Bengal.
3. The objects for which the Company is established are –

   a) To carry on the business of cultivators of tobacco, manufacturers of and dealears in tobacco, cigars, cigarettes, snuff and other products composed wholly or in part of tobacco, snuff-grinders and merchants, box merchants and manufacturers of and dealers in boxes, covers, packages and other receptacles for holding tobacco, cigarettes or cigars, and any other articles and things used in the consumption of tobacco, or which are required by, or may be convenient to smokers, or are commonly dealt in by tobacconists.

   *(a)(i) To carry on the business as hoteliers, hotel proprietors, hotel managers and operators, refreshment contractors and caterers, restaurant keepers, refreshment room proprietors, milk and snack bar proprietors, cafe and tavern proprietors, lodging house proprietors, ice-cream merchants, sweetmeat merchants, milk manufacturers and merchants, bakers, confectioners professional merchants, licensed victuallers, wine and spirit merchants, blenders and bottolers. [1][inculding the business of buying, selling, owning, operating and maintaining, taking on or giving out on lease or licence, of hotels and resorts of all kinds, including sports resorts, fun parks, restaurants, holiday resorts, rest-houses, entertainment, recreational and amusement centres, health farms and spas, farm houses, town houses, service apartments, health clubs, golf courses and villas, swimming pools and water sport facilities, beach resorts, shopping malls and plazas, convention centres, exhibition venues, business centres and conveniences of all kinds and descriptions.][1]

---

*Altered by Special Resolution dated 12th August, 1971 and confirmed by order of the Calcutta High Court dated 15th September, 1971.

[1][Inserted by Special Resolution passed at the 87th Annual General Meeting of the Company held on 12th August, 1998.]

*(a)(ii) To carry on the business of tourist and travel agents, transport agents and contractors to arrange and operate tours and to facilitate travelling and provide for tourist and travellers, and of freight and passage brokers and representatives of airlines, steamship lines, railways and other carriers whether in India or abroad [1][including the business of manufacturers, importers, exporters, dealers and traders, whether as wholesalers, retailers or distributors, in leather, rubber and cloth goods of all kinds, whether sports gear apparels, travel accessories, personal accessories, sports accessories, fashion garments, boots, gloves, hosiery.][1] [2][and to carry on the business of retailing by setting up of retail outlets, departmental stores, super stores, super markets, boutiques, shopping malls and plazas and other outlets of all kinds and descriptions.][2]

*(a)(iii) To buy, sell, deal, barter, import, whether as wholesalers or retailers or as principals or agents or brokers or otherwise, goods, stores, commodities or products as covered by these clauses and connected therewith and generally to export.

*(a)(iv) To manufacture, process, prepare, preserve, can, refine, bottle, buy, sell and deal whether as wholesalers or retailers or as exporters or importers or as principals or agents, in foods, meats, eggs, poultry, vegetables, canned and tinned and processed foods, protein, health and instant foods of all kinds including baby and dietetic foods, cereals, beverages, cordials, tonics, restoratives and aerated mineral waters and food-stuffs and consumable provisions of every description for human or animal consumption.

*(a)(v) To buy, sell, deal, barter, import or export, whether as wholesalers or retailers or as exporters or importers or as principals or agents or brokers or otherwise or to catch fish and procure seafoods and preserve, smoke, cure, freeze, prepare or process fish and seafoods and to manufacture or procure any substances or articles wholly or partially from fish or seafoods for human or animal consumption.

*(a)(vi) To carry on the business of keepers, warehousemen and transporters of fish, seafoods, processed fish and seafoods, vegetables, fruits, meats, eggs, poultry and foods of every description.

*(a)(vii) To purchase, sell, lease, exchange, hire or otherwise acquire, deal, operate, equip and use trawlers, vessels, plants, apparatus equipments and articles for catching, procuring, processing, preserving, packing, bottling, canning and extracting fish, fish-products, seafoods of all kinds.

*(a)(viii) To carry on the business of printers, lithographers, stereotypers, electrotypers, photographic printers, art printers, photolithographers, chromolithographers, engravers, embossers, die-sinkers, die-stampers, envelope manufacturers, machine rulers, numerical printers, stationery, paper makers, paper bags and cardboard manufacturers.

*(a)(ix) To carry on the business of stiffners for packets, type founders, photographers, manufacturers of and dealers in playing, visiting, railway, festive, complimentary and fancy cards, dealers in parchment, advertising agents, designers, draughtsmen and ink manufacturers.

---

[1][ ]Inserted by Special Resolution passed at the 86th Annual General Meeting of the Company held on 27th August, 1997.

[2][Inserted by Special Resolution passed at the 87th Annual General Meeting of the Company held on 12th August, 1998]

*(a)(x) To carry on the business of manufacturers of and dealers in paper, pulp and boards of all kinds, and articles made from paper, pulp and boards of every description, and materials used in the manufacture or treatment of paper and board, including cardboards.

*(a)(xi) To carry on the business of manufacturers of and dealers in containers, boxes, packings, packages, wrappings, wrappers and receptacles of all kinds made from paper and boards, including cardboards and plywoods, plastic, plastic materials, metals, alloy glass, veneers and other materials of all kinds, whether synthetic or not, for trade and industry of every description.

*(a)(xii) To carry on the business of builders, contractors, dealers in and manufacturers of prefabricated and precast houses, buildings and erections and materials, tools, implements, machinery and metalware in connection therewith or incidental thereto [1][including the business of importing, exporting, distributing, trading, dealing or manufacturing all kinds of furnitures, handicrafts, showpieces, decorative items, and like goods of any description, made from wood, brass, steel, earthware, glass, china, crystal, caneware, fibre glass, plastics, metals or any other alloys or materials, wood fittings and all things capable of being used therewith or in the maintenance, and repair thereof][1] and to carry on any other business that is customarily, usually and conveniently carried on therewith.

**(a)(xiii) To carry on the business in all its branch of building materials except cement.

**(a)(xiv) To carry on the business in all its branches of oil seeds and other seeds, edible oil, industrial oil, plant food, forestry plantation and sale of bio-technology.

***(a)(xv) To carry on the business in all its branches of rendering financial services including leasing, consultancy and advisory services and hire purchases.

***(a)(xvi) To carry on the business in all its branches of manufacturers, buyers, sellers, importers, exporters, traders and dealers of dry cell batteries and button cells of all types and descriptions, and dry cells, diodes, integrated electric circuits, telecommunication apparatus and all components thereof and all other accessories and articles directly or indirectly required for the manufacture of dry cell batteries and button cells or are commonly dealt in by battery manufacturers.

***(a)(xvii) To carry on the business in all its branches of manufacturers, buyers, sellers, importers, exporters, traders and dealers of all kinds of Industrial Machinery including machinery for manufacture and processing of tobacco and cigarettes and packaging thereof, packaging and printing machinery and machinery for crushing and processing seeds of all kinds, machinery for solvent extraction and refining of edible and non-edible oils of every description.

** Altered by special resolution passed at the Extra-ordinary General Meeting held on 21st May 1986 and as amended and confirmed by Order of Company Law Bench, dated 17th August, 1987.

*** Altered by special resolution passed at the Annual General Meeting held on 6th July 1990 and as amended and confirmed by Order of Company Law Bench, dated 4th January, 1991.

[1][ ] Inserted by Special Resolution passed at the 86th Annual General Meeting of the Company held on 27th August, 1997.

***(a)(xviii) To carry on the business in all its branches of producers, processors, buyers, sellers, exporters, importers, traders and dealers of non-pollutant chemicals and botanical based products of every description used in agriculture, plantation and forestry including pesticides, insecticides, weedicides and fungicides, etc.

***(a)(xix) To carry on the business in all its branches of producers, processors, buyers, sellers, exporters, importers, traders and dealers of fatty acids and fatty chemicals and derivatives therefrom including manufacture and deal in all kinds of by-products and allied products and personal care products.

***(a)(xx) To carry on the business in all its branches of manufacturers, producers, processors, buyers, sellers, importers, exporters, traders and dealers of convenience foods and processed foods of all kinds and every description.

[(a)(xxi) To manufacture, process, refine, buy, sell, deal, barter, import or export, whether as wholesalers or retailers or as principals or agents or brokers or otherwise, all kinds of personal care products, hair, skin, nail, eye and other beauty products, cosmetic products, cleansing compounds, baby care products, health care products, oral care products, shaving products, bath products, sanitary products, personal wash products, fabric wash products, laundry materials, home and industrial cleansing products, home care products etc., including but not limited to toiletries, perfumes, deodorants, pomades, powders, essences, lotions, creams, bleaches, conditioners, ointments, glycerine, oil, gel, hair dyes, shampoo, soaps, detergents, toothpastes, toothpowders, toothbrushes, dentifrice, and such other products and substances whether herbal, medicated, antiseptic or not, ingredients, by-products or accessories thereof and other materials required for the process, manufacture and use of the aforesaid products.][1]

(b) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the above or calculated directly or indirectly to enhance the value of or render profitable, any of the Company's property or rights.

(c) To develop and turn to account any land acquired by the Company or in which the Company is interested, and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting up, and improving buildings and conveniences, and by planting, paving, draining, letting on building lease or building agreement, or otherwise, and by advancing money to and entering into contracts and arrangements of all kinds with builders, tenants or others.

(d) To construct, maintain, furnish, improve, let, control and manage factories,dwelling house and other buildings, water-works, reservoirs, gas works, roads, tramways, electric power, heat and light works, telephones, stores, shops and other works and conveniences which the Company may think desirable.

(e) To apply for purchase or otherwise acquire any patents, brevets d'invention, licenses, concessions, or the like, conferring any exclusive or non-exclusive or limited right to use or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated, directly or indirectly, to benefit this Company, and to use, exercise, develop or grant licenses in respect of, or otherwise turn to account, the property and rights so acquired.

(f) To enter into any arrangements, with any Governments or authorities, supreme, municipal, local or otherwise that may seem conducive to the Company objects or any of them; and to obtain from any Government or any authority any rights, privileges and concessions which the Company may think it desirable to obtain; and to carry out exercise, work and comply with any such arrangements, rights, privileges and concessions.

---

[1][ ] Inserted by Special Resolution passed by means of Postal Ballot the results of which were declared on 22nd December, 2004.

(g) Generally, to purchase, take on lease or in exchange, hire or otherwise acquire and improve, manage, work, develop, lease, mortgage, sell, dispose off, turn to account and otherwise deal with real and personal, immoveable and moveable property of all kinds, and any rights and privileges which seem capable of being used or turned to account for or in connection with the objects of the Company or any of them.

(h) To borrow and raise money by the issue of or upon Bonds, Debentures, Promissory Notes or other Obligations or Securities of the Company, or by Mortgage or Charge upon all or any part of the property of the Company, including uncalled capital, or in such other manner as the Company shall think fit.

(i) To lend money to any person or Company upon such terms as this Company may think fit.

(j) To purchase, or otherwise acquire and undertake all or any part of the business, property and liabilities of any person or company carrying on any business which this Company is authorised to carry on, or possessed of property suitable for the purposes of this Company.

(k) To promote any other company for the purpose of acquiring all or any of the property and liabilities of this Company or of advancing, directly of indirectly, the objects or interests thereof, and to take, or otherwise acquire, and hold shares in any such company, and to guarantee the payment of any debentures or other securities issued by any such company.

(l) To take or otherwise acquire and hold shares in any other company having objects altogether or in part similar to those of this Company, or carrying on any business capable of being conducted so as; directly or indirectly, to benefit this Company.

(m) To enter into partnership or any arrangements for sharing profits, union of interests, co-operation, joint adventure, reciprocal concession or otherwise, with any person or company carrying on, or engaged in or about to carry on or engage in, any business or transaction which this Company is authorised to carry on, or any business or transaction capable of being conducted, so as directly or indirectly, to benefit this Company.

(n) To sell the undertaking of the Company or any part thereof for such consideration as the Company may think fit, and in particular, for shares, debentures or securities of any other company having objects altogether or in part similar to those of this Company.

(o) To amalgamate with any other company having objects altogether or in part similar to those of this Company.

(p) [1][ ]

---

[1][ ] Deleted by Special Resolution passed at the 86th Annual General Meeting of the Company held on 27th August, 1997.

(q) To adopt such means of making known the products of the Company as may seem expedient, and, in particulars, by advertising in the press by circulars, by purchase and exhibition of works or art or interest, by publication of books and periodicals, and by granting prizes, rewards and donations.

(r) * * * *

(s) To remunerate any person or company for services rendered in placing or assisting to place, any of the shares in the Company's capital, or any debentures or other securities of the Company.

(t) [1][ ]

(u) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange and other negotiable instruments.

(v) To invest the moneys of the Company not immediately required upon such securities as may from time to time be determined.

(w) To guarantee the performance of contracts by members of or persons having dealings with Company, and to enter into bonds of guarantee or indemnity for any purpose in connection with the business of the Company.

(x) To do all or any of the above things in any place in any part of the world and as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise, and either alone or in conjunction with others.

(y) To do all such other things as are incidental or conducive to the attainment of the above objects.

[2][And it is hereby declared that the word "Company" in this clause, except when used in reference to this Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in India or elsewhere, and so that the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be in no wise limited by reference to, or inference from any other paragraph or the name of the Company.][2]

---

* * * * Deleted by Special Resolution passed at the 85th Annual General Meeting of the Company held on 22nd August, 1996 as confirmed by the Company Law Board, Eastern Region Bench vide Order dated 11th October, 1996.

[1][ ] Deleted by Special Resolution passed at the 86th Annual General Meeting of the Company held on 27th August, 1997.

[2][ ] Altered by Special Resolution passed at the 86 Annual General Meeting of the Company held on 27th August, 1997.

4. The liability of the Members is limited.

[1][5 The Capital of the Company is one thousand rupees divided into ten shares of one hundred rupees each, but with power to issue any such Shares, or any new shares, or any increase of capital, and with or without varying rights and powers with respect to all or any of the shares for the time being of the Company.][1]

We, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of the above Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

---

[1][ ] Altered by Special Resolution passed at the 86th Annual General Meeting of the Company held on 27th August, 1997.

Names, Addresses and Description of Subscribers.	Number of Shares of one hundred Rupees each taken by each Subscriber
J. M. C. AUSTIN, MERCHANT, 14, Radha Bazar Lane, Calcutta.	One
JAMES D. M. CAMERON, MERCANTILE ASSISTANT, 14, Radha Bazar Lane, Calcutta.	One
P. MYLES REESE, MERCANTILE ASSISTANT, 14, Radha Bazar Lane, Calcutta.	One
TS. S. APCAR, EXCHANGE BROKER, 2, Clive Street, Calcutta.	One
H. A. W. BRENT, International Banking Corpn., Calcutta.	One
A. D. ANDERSON, EXCHANGE BROKER, 1, Mission Row, Calcutta.	One
H. A. WHYTE, BANKER Allahabad Bank Ltd., Calcutta.	One
TOTAL SHARES TAKEN...	Seven

Dated the 23rd August, 1910
witness to all the above Signatures.

S. J. L. Oliver,
Mercantile Assistant
14, Radha Bazar Lane, Calcutta.

The following increases in the Capital of the Company have been made :—

Date of Resolution	Increase to	By creation of
29th Sept., 1910	Rs. 30,00,000	29,990 Ordy. Shares of Rs. 100 each
23rd Sept., 1919	" 5,00,00,000	4,70,000 " " " " 100 "

By Special Resolutions, confirmed on the 29th November, 1921, the capital was divided into 49,50,000 Ordinary shares of Rs. 10 each and 5,00,000 Deferred Ordinary Share of Re. 1 each.

By Ordinary Resolutions passed on 11th November, 1952, the 500,000 Deferred Ordinary Shares of Re. 1 each were converted and consolidated into 50,000 Ordinary Shares of Rs. 10 each and the capital increased from Rs. 5,00,00,000 to Rs. 16,00,00,000 by creation of 1,10,00,000 Ordinary Shares of Rs. 10 each.

By Ordinary Resolutions passed at an Extra Ordinary General Meeting of the Company held on 24th July, 1969, the Authorised Capital was increased from Rs. 16,00,00,000 to Rs. 25,00,00,000 by creation of 90,00,000 Ordinary Shares of Rs. 10 each

By Ordinary Resolutions passed at an Extra Ordinary General Meeting of the Company held on 20th March, 1980, the Authorised Capital was increased from Rs. 25,00,00,000 to Rs. 35,00,00,000 by creation of 1,00,00,000 Ordinary Shares of Rs. 10 each.

By Ordinary Resolutions passed at the Annual General Meeting of the Company held on 27th June, 1989, the Authorised Capital was increased from Rs. 35,00,00,000 to Rs. 72,00,00,000 by creation of 3,70,00,000 Ordinary Shares of Rs. 10 each.

By Ordinary Resolutions passed at the Annual General Meeting of the Company held on 23rd September, 1991, the Authorised Capital was increased from Rs. 72,00,00,000 to Rs. 125,00,00,000 by creation of 5,30,00,000 Ordinary Shares of Rs. 10 each.

By Ordinary Resolutions passed at the Annual General Meeting of the Company held on 20th July, 1994, the Authorised Capital was increased from Rs. 125,00,00,000 to Rs. 300,00,00,000 by creation of 17,50,00,000 Ordinary Shares of Rs. 10 each.

By Ordinary Resolution passed at the Annual General Meeting of the Company held on 29th July, 2005, the Authorised Capital of Rs. 300,00,00,000 was sub-divided into 300,00,00,000 Ordinary Shares of the face value of Re. 1 each.*

By Ordinary Resolution passed at the Annual General Meeting of the Company held on 29th July, 2005, the Authorised Capital was increased from Rs. 300,00,00,000 to Rs. 500,00,00,000 by creation of 200,00,00,000 Ordinary Shares of Re. 1 each.*

By Ordinary Resolution passed at the Annual General Meeting of the Company held on 23rd July, 2010, the Authorised Capital was increased from Rs. 500,00,00,000 to Rs. 1000,00,00,000 by creation of 500,00,00,000 Ordinary Shares of Re. 1 each.

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*Effective 28th September, 2005

Court Fee Stamp Rs. 58.50

COMPANY PETITION No. 175 OF 1991

CONNECTED WITH

COMPANY APPLICATION No. 30 OF 1991

IN THE HIGH COURT AT CALCUTTA

ORIGINAL JURISDICTION


SEAL

President of the Union of India

The Hon'ble Mrs. Justice
Padma Khastgir

In the Matter of
the Companies Act, 1956

- and -

In the Matter of
Sections 391, 392, 393, and 394 of the said Act.

- and -

In the Matter of

Tribeni Tissues Limited, an existing Company within the meaning of the Companies Act, 1956 having its registered office at Tribeni House, 2, Lee Road, Calcutta - 700 020.

- and -

In the Matter of

I. T. C. Limited, an existing Company within the meaning of the Companies Act, 1956 and having its registered office at Virginia House, 37, Chowringhee Road, Calcutta - 700 071.

1. Tribeni Tissues Limited.
2. I. T. C. Limited. . . . Petitioners

The above Petition coming on for hearing on this day upon reading the said Petition the order dated the fifteenth day of February in the year one thousand nine hundred and ninety one whereby the abovenamed Petitioner No. 1 Tribeni Tissues Ltd. (hereinafter referred to as the said transferor company) and the abovenamed Petitioner No. 2 I. T. C. Ltd. (hereinafter referred to as the said transferee company) were ordered to convene separate meetings of the equity shareholders of the said transferor company and the said transferee company for the purpose of considering and if thought fit approving with or without modification the Scheme of Arrangement proposed to be made between the said transferor company and the holders of its equity shares and the said transferee company and the holders of its equity shares and annexed to the affidavit of Krishan Lal Chugh filed on the fifteenth day of February in the year one thousand nine hundred and ninety one the Statesman and the Dainik Basumati both dated the second day of March in the year one thousand nine hundred and ninety one each containing the advertisement of the said notice convening the said meetings directed to be held by the said order dated the fifteenth day of February in the year one thousand nine hundred and ninety one, two affidavits of Ajit Kumar Panja filed on the twenty seventh day of March in the year one thousand nine hundred and ninety one showing the publication and despatch of the notices convening the said meetings, the reports of the chairmen of the said meetings both dated the twelfth day of April in the year one thousand nine hundred and ninety one as to the result of the said meetings And upon reading on the part of the Petitioner companies, an affidavit of Salil Coomar Mitra filed on the twenty seventh day of May in the year one thousand nine hundred and ninety one and the exhibit therein referred to and an affidavit of Revati Prasad Agrawal filed on the tenth day of September in the year one thousand nine hundred and ninety one and the exhibits therein referred to and another affidavit of the said Revati Prasad Agrawal filed on the third day of October in the year one thousand nine hundred and ninety one and the exhibits therein referred to And upon reading the report of the Official Liquidator of this Court dated the twenty eighth day of June in the year one thousand nine hundred and ninety one and filed on the first day of July in the year one thousand nine hundred and ninety one And upon reading the order made herein and dated the twenty ninth day of April in the year one thousand nine hundred and ninety one And upon hearing Mr. S. B. Mukherjee (Mr. R. C. Nag, Mr. P. C. Sen, Mr. Sudipto Sarkar and Mr. S. N. Mukherjee appearing with him) Advocate for the Petitioner companies and Mr. Kashi Kanta Moitra Advocate for the workmen of the employee's Union affiliated to C. I. T. U and Mr. S. Ghosh Dastidar Advocate for the workmen's Union affiliated to I. N. T. U. C and Mr. S. D. Singh Advocate for the Central Government and it appearing from the reports that the proposed Scheme of Arrangement has been approved by the requisite majority of the equity shareholders of the said transferor company and the said transferee company And so far as the Prayer (h) of the said Petition is concerned the said Official Liquidator has already filed his report under Section 394 (1) of the Companies Act, 1956 which has been referred to by this court earlier in the order dated the twenty eighth day of May in the year one thousand nine hundred and ninety one.

This court doth hereby sanction the Scheme of Arrangement set forth in Annexure 'E' of the Petition herein and specified in the Schedule 'A' hereto and doth hereby declare the same to be binding on all the Shareholders of the said transferor company and the said transferee company and on the said transferor company and the said transferee company and all concerned.

This court doth order :

1. That the entire undertaking including the assets, all the properties, rights and powers of the said transferor company specified in the first, second and third Parts of the Schedule 'B' hereto and all other properties, assets, rights and powers of the said transferor company be transferred from the first day of April in the year one thousand nine hundred and ninety (hereinafter referred to as the said transfer date) without any further act or deed to the said transferee company and accordingly the same shall pursuant to section 394 (2) of the Companies Act, 1956, be transferred to and vest in the

transferee company for all the estate and interest of the said transferor company therein but subject nevertheless to all charges now affecting the same and

2. That all the liabilities and duties of the said transferor company be transferred from the said transfer date without any further act or deed to the said transferee company and accordingly the same shall pursuant to section 394(2) of the Companies Act, 1956 be transferred to and become the liabilities and duties of the said transferee company and

3. That all the proceedings now pending by or against the said transferor company be continued by or against the said transferee company and

4. That the said transferee company do without further application allot to such members of the said transferor company the shares in the said transferee company to which they are entitled under the said Scheme of Arrangement and

5. That the said transferor company and the said transferee company do within 30 days after obtaining a certified copy of this order cause a certified copy of this order to be delivered to the Registrar of Companies, West Bengal for registration and

6. That the said Petitioner companies shall be at liberty to apply for dissolution of the said transferor company without winding up and

7. That leave be and the same is hereby granted to the said transferor company to file a Schedule of Assets within three weeks from the date hereof and

8. That any person interested shall be at liberty to apply to this court for any direction that may be necessary and

9. That all parties do act on a copy of the minutes of this order duly signed by an officer of this court being served on them.

Witness Shri N. P. Singh Chief Justice at Calcutta aforesaid this eleventh day of September in the year one thousand nine hundred and ninety one.

Orr, Dignam & Co. - Advocates

D. N. Bhattacharyya - Advocate

Sujesh Ghosh Dastidar - Advocate

Sd/-
J. Nandi
20. 3. 92
For Registrar.

Schedule 'A' above referred to:

Scheme of Arrangement between Tribeni Tissues Limited and its members and I.T.C. Limited and its members for Amalgamation of Tribeni Tissues Limited with I.T.C. Limited

Preliminary :

A. In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

"The Transferor Company" means Tribeni Tissues Limited, a Company incorporated under the Indian Companies Act, 1913 and an existing company within the meaning of the Companies Act, 1956 whose Registered Office is situated at Tribeni House, 2, Lee Road, Calcutta 700 020.

"The Transferee Company" means I.T.C. Limited, a Company incorporated under the Indian Companies Act, 1882 and an existing company within the meaning of the Companies Act, 1956 whose Registered Office is situated at Virginia House, 37, Chowringhee, Calcutta 700 071.

"The Act" means the Companies Act, 1956.

"The Transfer Date" means the commencement of business on 1st April, 1990.

"The Tribeni Shareholders" means the Persons who are registered as the holders of the issued equity shares in the capital of the Transferor Company on such date (after the Effective Date hereinafter defined) as the Board of Directors of the Transferee Company in agreement with the concerned Stock Exchanges may determine.

"The Effective Date" means the day on which the last of the approvals specified in Clause 10 of the Scheme shall have been obtained.

B. The authorised share capital of the Transferor Company is Rs. 8,00,00,000 divided into 80,00,000 equity shares of Rs. 10/– each of which 79,46,306 equity shares of Rs 10/– each have been issued and subscribed and are fully paid up or credited as fully paid up. Myddleton Investment Company Limited, a foreign shareholder, holds 40,52,600 equity shares of Rs. 10/- each fully paid up.

C. The authorised share capital of the Transferee Company is Rs. 72,00,00,000 divided into 7,20,00,000 equity shares of Rs. 10/– each and its issued and subscribed share capital is Rs. 66,33,62,200 divided into 6,63,36,220 equity shares of Rs. 10/– each fully paid up or credited as fully paid up. Besides two other foreign shareholders, Tobacco Manufacturers India Ltd. holds 2,06,82,968 equity shares of Rs. 10/- each fully paid up.

The Scheme:

1. The undertaking of the Transferor Company shall with effect from the Transfer Date and without any further act or deed be transferred to and vest in the Transferee Company pursuant to Section 394 (2) of the Act for all the estate and interest of the Transferor Company but subject nevertheless to all charges, if any, then affecting the same or any part thereof and on the Transfer Date the Transferor Company shall stand amalgamated with the Transferee Company.

2. (a) For the purposes of this Scheme the undertaking of the Transferor Company shall include—

   (i) all the property of the Transferor Company as on the Transfer Date and

   (ii) all the liabilities of the Transferor Company as on the Transfer Date.

   (b) Without prejudice to the generality of sub-clause (a) hereof, the undertaking of the Transferor Company shall include all rights, privileges, powers and authorities and all property movable or immovable, real or personal, corporeal or incorporeal, in possession or reversion, present or contingent of whatever nature and wheresoever situate including leases and tenancy rights and including in particular all licences and liberties, patents, trade marks and import quotas and telephones, telexes and other communications held by the Transferor Company or to which the Transferor Company is entitled and all debts, liabilities and duties of the Transferor Company and all other obligations of whatsoever kind including liability for payment of gratuity, pension benefits, provident fund dues and compensation in the event of loss of office.

   PROVIDED ALWAYS that the Scheme shall not operate to enlarge the security for any loan, deposit or facility created by or available to the Transferor Company which shall vest in the Transferee Company by virtue of the amalgamation and the Transferee Company shall not be obliged to create any further or additional security therefor after the amalgamation has become effective or otherwise.

3. All legal proceedings including suits pending by or against the Transferor Company before any Court, Tribunal or other authority shall be continued by or against the Transferee Company.

4. Subject to the other provisions contained in this Scheme all contracts, deeds, bonds, agreements and other instruments of whatever nature to which the Transferor Company is a party subsisting or having effect immediately before the amalgamation shall be in as full force and effect against or in favour of the Transferee Company and may be enforced as fully and as effectively as if the Transferee Company had been a party thereto instead of the Transferor Company.

5. (a) The transfer and vesting of the properties and liabilities under Clause 1 and 2 hereof and the continuance of the proceedings by the Transferee Company under Clause 3 hereof shall not affect any transactions or proceedings already concluded by the Transferor Company in the ordinary course of business on and after the Transfer Date to the end and intent that the Transferee Company accepts on behalf of itself all acts, deeds and things done and executed and all transactions or proceedings already concluded by the Transferor Company.

(b) As from the Transfer Date the Transferor Company shall be deemed to have carried on and to be carrying on its business for and on behalf of and on account of the Transferee Company until such time as the amalgamation becomes effective in terms of this Scheme and accordingly the profits and losses of the Transferor Company for the period commencing with the Transfer Date shall for all purposes be treated as the profits or losses of the Transferee Company.

6. Upon the transfer of the undertaking of the Transferor Company pursuant to Clause 1 hereof and the amalgamation becoming effective in terms of this Scheme the consideration in respect of such transfer shall subject to the provisions of this Scheme be paid and satisfied by the Transferee Company as follows:

(i) The Transferee Company shall (without further application) issue at par and allot to the Tribeni Shareholders equity shares in the Transferee Company in the proportion of five equity shares of Rs. 10/- each in the Transferee Company credited as fully paid up for every six equity shares held by them in the Transferor Company on such date after the Effective Date as the Board of Directors of the Transferee Company may determine.

For the purpose of such allotment fractional entitlements, if any, shall be ignored but such shares representing fractional entitlement shall be allotted to two nominees of the Transferee Company upon trust to sell the shares representing such fractions and to distribute the sale

proceeds (less expenses) to those Tribeni Shareholders who are entitled to such fractions in the proportions in which they are so entitled.

(ii) The said equity shares in the Transferee Company to be issued to the Tribeni Shareholders shall rank pari passu in all respects with the existing equity shares in the Transferee Company from the Effective Date except that they shall not be eligible for any dividend paid or declared by the Transferee Company prior to the Effective Date.

(iii) All Tribeni Shareholders whose names shall appear on the Register of Members of the Transferor Company on such date (after the Effective Date) as the Board of Directors of the Transferee Company may determine, shall surrender their share certificates for cancellation thereof to the Transferee Company. In default, upon the new shares in the Transferee Company being issued and allotted by it to the Tribeni Shareholders whose names shall appear on the Register of Members of the Transferor Company on such date as aforesaid, the Share Certificates in relation to the shares held by them in the Transferor Company shall be deemed to have been cancelled. All certificates for the new shares shall be sent by the Transferee Company to the Tribeni Shareholders at their respective registered addresses as appearing in the said register (or in the case of joint holders to the address of that one of the joint holders whose names stands first in such register in respect of such joint holding) and the Transferee Company shall not be responsible for any loss in transmission.

(iv) All mandates or other instructions in force at the close of business on the Effective Date relating to the payment of dividends on the equity shares of the Transferor Company shall unless and until revoked be deemed to be valid and subsisting mandates or instructions to the Transferee Company in relation to the corresponding equity shares of the Transferee Company to be issued and allotted pursuant to this Scheme.

7 (i) The Transferee Company shall on or before the allotment of shares in terms of Clause 6 hereof increase its share capital by the creation of at least such number of equity shares of Rs. 10/- each as may be necessary to satisfy its obligations under the said Clause.

(ii) The Transferee Company shall cause a Special Resolution to be passed pursuant to Section 81 (1A) of the Act for the offer and allotment of equity shares in the Transferee Company to the Tribeni Shareholders in accordance with and subject to the provisions of this Scheme.

8. Subject to an order being made by the High Court at Calcutta under Section 394 of the Act, the Transferor Company shall be dissolved without winding up on the date of the fulfilment of the conditions set out in Clause 10 hereof.

9. All employees of the Transferor Company who are in employment of the Transferor Company on the Effective Date in terms of this Scheme shall as from such date become the employees of the Transferee Company on the basis that their services have not been interrupted by the vesting of the undertaking of the Transferor Company in the Transferee Company under this Scheme and that the terms and conditions of service applicable to them on the Effective Date as aforesaid will not in any way be less favourable to them than those applicable to them immediately before the Effective Date as aforesaid.

10. The Scheme is conditional upon the following approvals and the amalgamation shall be deemed to be effective on the date on which the last of such approvals shall have been obtained.

(a) The requisite approval of the Central Government under Section 23 of the Monopolies and Restrictive Trade Practices Act, 1969.

(b) The approval to the issue and allotment of equity shares in the Transferee Company to the Tribeni Shareholders in accordance with and subject to the provisions of this Scheme by a special resolution of the Transferee Company pursuant to Section 81 (1A) of the Act.

(c) Increase in the authorised share capital of the Transferee Company by the creation of at least such number of equity share of Rs. 10/- each as may be necessary to satisfy its obligations under Clause 6 of this Scheme.

(d) The approval of the Controller of Capital Issues under the Capital Issues (Control) Act, 1947 to the issue and allotment of the equity shares in the Transferee Company to the Tribeni Shareholders in terms of this Scheme.

(e) The approval of Reserve Bank of India pursuant to the provisions of the Foreign Exchange Regulation Act, 1973 to enable the Scheme to be implemented.

(f) The approval of the Central Government, if necessary, pursuant to Section 30B of the Monopolies and Restrictive Trade Practices Act, 1969 for Myddleton Investment Company Limited having its Registered Office at Westminister House, 7 Millbank, London SWIP 3 JE to acquire shares in the Transferee Company in terms of this Scheme.

(g) The sanction of this Scheme by the High Court at Calcutta under Section 391 of the Act and the

appropriate orders being made by the said High Court pursuant to Section 394 of the Act for the amalgamation under this Scheme and for the implementation thereof.

11. The Transferor Company and/or the Transferee Company shall also obtain such other consent or approval as may be required under any statute or contract not specifically referred to in this Scheme.

12. All costs, charges and expenses of the Transferor Company and the Transferee Company respectively in relation to or in connection with negotiations leading upto the Scheme and of carrying out and completing the terms and provisions of this Scheme and of and incidental to the completion of amalgamation of the Transferor Company in pursuance of this Scheme shall be borne and paid by the Transferee Company and the Transferor Company in such proportion as may mutually be agreed between the respective Boards of the two Companies.

13. In case this Scheme is not sanctioned by the High Court at Calcutta for any reason whatsoever or for any other reason this Scheme cannot be implemented before 30th September 1991 or within such further period or periods as may be agreed upon between the Transferor Company (by its Directors) and the Transferee Company (by its Directors) this Scheme shall become null and void and in that event no right and liabilities shall accrue to or be incurred inter se by the parties in terms of this Scheme.

14. The Transferor Company (by its Directors) and the Transferee Company (by its Directors) may assent to any modification or amendment to this Scheme or agree to any condition which the Court may deem fit to approve of or impose and after dissolution of the Transferor Company, the Transferee Company (by its Directors) is hereby authorised to take such steps as may be necessary desirable or proper to resolve any question, doubt or difficulty whether by reason of any order of the Court or any directive, order or sanction of any authority or otherwise howsoever arising out of under or by virtue of or in relation to this Scheme or concerning any matter connected therewith.

J. Nandi
20. 3. 92
For Registrar.

Schedule "B" above referred to :

TRIBENI TISSUES LIMITED

Schedule of Assets and Properties

PART - I

Short description of freehold properties of the Company

Sl. No.	Nature of Property	Location particulars	Area
1.	Two modern flats with 2 garages and 2 servant quarters complete with fixtures and fittings.	Britannia Court, Flat Nos. 3 & 4 1st Floor, 32 B, New Road, Calcutta - 700 027	Covered floor area - 3000 sq. ft. each (approx.)
2.	Land with a two storied building and garage	136, Jodhpur Park, Calcutta - 700 068	Land area- 3917 sq. ft. (approx.)
3.	Land with a two storied building	D47/2D. Ramapura, Varanasi, U. P.	Land area - 2160 sq. ft. (approx.)
4.	Land with buildings standing thereon for company's Paper Mill and Mill Colony	Vill & P. O. Chandrahati, Dist. Hooghly West Bengal. (For detailed description of the total land please see Annexure - I)	Land area - 117.01 acres (approx.)
5.	Two modern flats with parking space and undivided share of land, complete with fixtures and fittings.	7, Love Lock Place, Calcutta - 700 019 Flat Nos. 31 & 32 at 1st and 2nd floor.	Total covered floor area - 3728 sq. ft.

TRIBENI TISSUES LIMITED

Summarised Statement of Tribeni Mill Land (freehold) at

Vill. & P.O. Chandrahati, Dist. Hooghly, West Bengal

as on ....

Sale particulars

Sl. No.	Vendor	Date	Mouza	Khatian No.	Plot/Dag. Nos.	Being No.	Year of	Area in acres
1.	Bengal Paper Mill Co. Ltd.	16.12.48	Madhusudanpur	619,229 559/245 136/191	728–752 759–763 773–775 786–834 836–860 867–868 878–880 885–920 923,926–928 955–1028 1211–1213	973	1949	61.53
2.	Mr. B. B. Bose	11.7.51	Madhusudanpur	229	1036	7471	1951	0.57
3.	Mr. P. Ghose	23.2.55	Benipur Refaitpur	245 40, 41	852 3, 2	1065	1955	1.86
4.	Mr. R. C. Nandy	9.2.55	Madhusudanpur Benipur	130 245	1048/49 854	587	1955	.48

Sl. No.	Vendor	Date	Mouza	Khatian No.	Plot/Dag. Nos.	Being No.	Year of	Area in acres
5.	Mr. K. R. Bagdi	23.2.55	Benipur	192	846			
			Refaitpur	8	5	856	1955	1.07
6.	Mr. G. Bagdi	9.2.55	Refaitpur	23	4	586	1955	.19
7.	Mr. B. Seresta	9.2.55	Benipur	256	836	590	1955	.35
8.	Mr. N. N. Banerjee	9.2.55	Benipur	249	835	583	1955	.39
9.	Mr. G. C. Ghosh	16.2.55	Benipur	249	835			
			Benipur	250	837	730	1955	.50
10.	Mr. N. L. Ghosh	22.2.55	Benipur	249,	837-840,	1061	1955	.86
				250-53	855-856			
11.	Mr. S. K. Banerjee	9.2.55	Benipur	189	845	588	1955	.21
12.	Sm. U. Mazumdar	16.2.55	Benipur	34	848	1065	1955	.63
13.	Sm. S. Debi	23.2.55	Benipur	158	832, 842-844	1310	1955	4.63
14.	Mr. R. Mazumdar	22.2.55	Benipur	245	849,450,851	1067	1955	.44
			Madhusudanpur	103	1045			
15.	Sm. N. S. Mitra	22.2.55	Madhusudanpur	179	1043, 1166	1307	1955	.27
16.	Mr. K. C. Haldar	10.2.55	Madhusudanpur	123	1046	1062	1955	.34
17.	Mr. R. Mazumdar	23.2.55	Madhusudanpur	137	1162	1066	1955	.09
18.	Mr. B. K. Ghosh	9.2.55	Madhusudanpur	169	1161	585	1955	.72
				200	1099			
19.	Mr. S. P. Mitra	21.3.55	Madhusudanpur	141	1042	1791	1955	.39

Sl. No.	Vendor	Date	Mouza	Khatian No.	Plot/Dag. Nos.	Being No.	Year of	Area in acres
20.	Mr. B. R. Ghosh	9.2.55	Madhusudanpur	228	952 953	584	1955	.37
21.	Mr. A. K. Ghosh	10.2.55	Madhusudanpur	115, 128	948, 946	606	1955	.77
22.	Mr. P. K. Mitra	10.2.55	Madhusudanpur	179	1047, 1098	733	1955	.61
23.	Mr. B. B. Basu	23.2.55	Madhusudanpur	227	949, 951	1309	1955	.68
24.	Mr. D. Singh	10.2.55	Madhusudanpur	222	1164,1165	611	1955	.50
25.	Sm. I. B. Dasi	22.2.55	Madhusudanpur	93	1037	1306	1955	.54
26.	Mr. K. M. Khan	16.2.55	Madhusudanpur	129	1051, 1050, 1057	736	1955	.61
27.	Sm. I. B. Dasi	22.2.55	Madhusudanpur	179, 489	1097	1308	1955	.17
28.	Mr. S. N. Banerjee	22.2.55	Refaitpur	42,54, 57, 14	10, 11, 19, 23, 27, 17, 25	858	1955	1.32
29.	Mr. R. C. Malik	16.2.55	Refaitpur	54	31	839	1955	.30
30.	Mr. G. K. Sen	14.2.55	Refaitpur	28	20	1731	1955	.16
31.	Mr. K. R. Bagdi	9.2.55	Refaitpur	8	13	589	1955	.17
32.	Mr. G. Bagdi	22.2.55	Refaitpur	23	12, 14, 30	1059	1955	.72
33.	Mr. B. C. Bagdi	16.2.55	Refaitpur	27	22	731	1955	.08
34.	Mr. A. Bagdi	22.2.55	Refaitpur	72	32	1060	1955	1.25
35.	Mr. P. C. Mandal	9.2.55	Refaitpur	21	15	600	1955	.41
36.	Sm. T. Debi	16.2.55	Refaitpur	18	21	734	1955	.16

Sl. No.	Vendor	Date	Mouza	Khatian No.	Plot/Dag. Nos.	Being No.	Year of	Area in acres
37.	Mr. H. N. Parui	16.2.55	Refaitpur	17, 18	21	737	1955	.10
38.	Mr. P. G. Ghosh	22.2.55	Refaitpur	20, 16	24, 29	855	1955	1.20
39.	Mr. S. P. Banerjee	22.2.55	Refaitpur	34	26, 28	857	1955	.42
40.	Mr. S. K. Adhikari	16.2.55	Refaitpur	64	16	732	1955	.61
41.	Mr. G. C. Ghosh	20.2.56	Benipur	250	837	433	1956	.08
42.	Mr. B. K. Sandhu	22.4.61	Hasipur	67	31	2192	1961	.33
43.	Mr. A. Mazumdar	8.4.61	Madhusudanpur	815	949-951	1744	1961	.23
44.	Supp. to Sl. No. 43		Madhusudanpur	815	949-951	1745	1961	–
45.	Mr. N. N. Mazumdar	8.4.61	Madhusudanpur	824	949-951	1742	1961	.23
46.	Supp. to Sl. No. 45		Madhusudanpur	824	949-951	1743	1961	–
47.	Mr. T. P. Banerjee	8.4.61	Hazipur	83,38	28, 38, 42	1739	1961	.30
48.	Mr. S. B. Sengupta	12.4.61	Madhusudanpur	785,788, 796,800	1096	1883	1961	.33
49.	Mr. S. B. Sengupta	11.4.61	Madhusudanpur	783, 787 795, 799	1098	1882	1961	.31
50.	Mr. G. R. Sen	11.4.61	Madhusudanpur	782, 786, 790, 794, 798, 784, 785, 788, 791, 796, 800, 822, 825, 827, 850, 851	1173/1220 1095, 1097]	1884	1961	.85

Sl. No.	Vendor	Date	Mouza	Khatian No.	Plot/Dag. Nos.	Being No.	Year of	Area in acres
51.	Supp. to Sl. No. 50	–	Madhusudanpur	782,786, 790, 794, 798, 788, 784, 796, 800, 785, 788, 791	1173/1220 1095]	1885	1961	–
52.	Mrs. I. B. Mitra	8.4.61	Madhusudanpur	859	949-951	1749	1961	.42
53.	Supp. to Sl. No. 52		Madhusudanpur	859	949-951	1751	1961	–
54.	Supp. to Sl. No. 52		Madhusudanpur	859	949-951	1750	1961	–
55.	Mr. P. N. Basu	3.4.61	Madhusudanpur	821	949-951	1556	1961	.42
56.	Supp. to Sl. No. 55		Madhusudanpur	821	949-951	1557	1961	–
57.	Supp. to Sl. No. 55		Madhusudanpur	821	949-951	1558	1961	–
58.	Mr. B. B. Basu	3.4.61	Madhusudanpur	866	949-951	1552	1961	.47
59.	Supp. to Sl. No. 58		Madhusudanpur	866	949-951	1553	1961	–
60.	Supp. to Sl. No. 58		Madhusudanpur	866	949-951	1554	1961	–
61.	Mr. G. P. Ghosh	13.3.61	Madhusudanpur	275	1102	1035	1961	.43
62.	Supp. to Sl. No. 61		Madhusudanpur	275	1102	1036	1961	–
63.	Mr. K. C. Ghosh	21.2.61	Madhusudanpur	52	1101	1033	1961	.32
64.	Supp. to Sl. No. 63		Madhusudanpur	52	1101	1034	1961	–
65.	Mr. P. K. Mitra	16.3.61	Hazipur	174	23	1115	1961	.03
66.	Mr. J. K. Mitra	16.3.61	Hazipur	177	23	1116	1961	.03
67.	Mrs. N. S. Mitra	16.3.61	Hazipur	178	23	1112	1961	.05
68.	Mr. B. C. Mitra	16.3.61	Hazipur	175	23	1113	1961	.04

Sl. No.	Vendor	Date	Mouza	Khatian No.	Plot/Dag. Nos.	Being No.	Year of	Area in acres
69.	Mr. J. N. Mitra	16.3.61	Hazipur	176	23	1114	1961	.04
70.	Mr. B. K. Ghosh	13.3.61	Madhusudanpur	200	1103	1032	1961	.62
71.	Mr. B. P. Das	1.3.61	Hazipur	84,128	26, 27, 96	828	1961	1.02
72.	Mr. T. P. Mondal	21.2.61	Benipur	470	847	827	1961	.18
73.	Mr. S. N. Banerjee	1.3.61	Hazipur	191	24	826	1961	.07
74.	Mr. S. N. Banerjee	1.3.61	Hazipur	192	24	829	1961	.07
75.	Mr. B. Bagdi	1.3.61	Hazipur	152	40, 43, 49	824 4390	1961	.63
76.	Supp. to Sl. No. 75							
77.	Mr. B. Bagdi	1.3.61	Hazipur	74	22	825	1961	.17
78.	Mr. N. P. Banerjee	21.2.61	Hazipur	183, 184	28, 38, 42	1111	1961	.31
79.	Mr. B. N. Banerjee	31.3.61	Hazipur	185, 186	28, 38, 42	1555	1961	.30
80.	Mr. S. P. Banerjee	21.2.61	Hazipur	189, 190	28, 38, 42	830	1961	.30
81.	Mr. A. K. Mitra	21.4.61	Hazipur	199, 203-204	16, 18-21, 25, 29, 32, 39, 44, 1 & 2	1882	1961	1.84
82.	Sm. N. Mitra	21.4.61	Hazipur	201, 205-206	–Do–	1879	1961	1.86
83.	Supp. to Sl. No. 81 & 82		Hazipur	199, 201, 203, 205	45, 95, 97	1885	1961	–
84.	Mr. S. K. Banerjee	14.2.62	Benipur	478	863	844	1962	.44
85.	Mr. S. K. Banerjee	2.2.62	Benipur	173	853, 857	607	1962	1.77

Sl. No.	Vendor	Date	Mouza	Khatian No.	Plot/Dag. Nos.	Being No.	Year of	Area in acres
86.	Mr. P. K. Ghosh	10.2.62	Benipur	123, 96	870, 824, 869	836	1962	.59
87.	Mr. S. K. Chowdhury	8.2.62	Benipur	50	823, 868	832	1962	.32
88.	Sm. T. D. Debi	14.2.62	Benipur	78	867, 873	843	1962	1.25
89.	Mr. P. G. Durlov	14.2.62	Benipur	30	865	833	1962	.32
90.	Mr. S. C. Bagh	10.2.62	Benipur	874	872	834	1962	.15
91.	Mr. A. Bagdi	8.2.62	Benipur	82	871	835	1962	.28
92.	Mr. T. P. Mondal	9.4.62	Benipur	366	864	2958	1962	.07
93.	Mr. K. C. Khan	3.3.62	Madhusudanpur Raghunathpur	585 587	632 1056	1022	1962	.43
94.	Mr. A. K. Mondal	13.3.62	Madhusudanpur	284	613	1371	1962	.13
95.	Mr. A. K. Mondal	13.3.62	Madhusudanpur	322	635/1202	1372	1962	.02
96.	Mr. T. D. Barik	13.3.62	Madhusudanpur	613	614	1369	1962	.17
97.	Mr. B. K. Das	11.12.61	Madhusudanpur	67	764/1295	5236	1961	.25
98.	Mr. P. K. Mitra	13.3.62	Benipur	111	866	1290	1962	.48
99.	Mr. H. C. Dhak	11.12.61	Madhusudanpur	530	633	5234	1961	.34
100.	Mr. S. C. Das	13.3.62	Madhusudanpur	67	764/1295	1370	1962	.04
101.	Supp. to Sl. No. 99		Madhusudanpur	530	633	5235	1961	–
102.	Mr. A. K. Das	31.3.62	Madhusudanpur	584	632	2277	1962	.16
103.	Mr. A. Mazumdar	15.5.61	Madhusudanpur	812	1095/1219	3267	1961	.04

Sl. No.	Vendor	Date	Mouza	Khatian No.	Plot/Dag. Nos.	Being No.	Year of	Area in acres
104.	Mr. N. N. Majumdar	15.6.61	Madhusudanpur	816	1095/1219	3268	1961	.02
105.	Mr. H. Das	9.4.62	Madhusudanpur	524	633/1267	2960	1962	.34
106.	Mr. B. P. Das	16.4.62	Madhusudanpur	524	633/1266	2961	1962	.24
107.	Sm. K. D. Dasi	9.4.62	Madhusudanpur	379/1	599/1206	2959	1962	.17
108.	Mr. R. Bahadur	16.4.62	Refaitpur	70	68	2970	1962	.26
109.	Mr. A. K. Das	28.11.62	Madhusudanpur	482, 483, 37	609, 644, 600, 605, 639	6372	1962	1.44
110.	Mr. K. C. Das	21.11.62	Madhusudanpur Raghunathpur	312 549	612 1040/1531]	6346	1962	.83
111.	Mr. K. C. Das	24.4.63	Raghunathpur	549	1040/1531	3457	1963	.07
112.	Sm. S. B. Dasi	12.9.62	Madhusudanpur	63, 83	615-618, 631, 643	5490	1962	1.71
113.	Mr. G. Mondal	6.7.62	Madhusudanpur	293	608, 634	4801	1962	1.24
114.	Mr. G. Mondal	21.11.62	Madhusudanpur	293	608, 635	6356	1962	.06
115.	Mr. H. D. Das	13.11.62	Madhusudanpur	882	604	6147	1962	.18
116.	Mr. T. D. Barik	21.11.62	Madhusudanpur	39	602/1259 616, 636	6336	1962	.48
117.	Mr. N. C. Das	21.11.62	Madhusudanpur	39	602, 616 636/1268	6336	1962	.47
118.	Mr. D. H. Benjamin	20.11.62	Madhusudanpur	885	611	6349	1962	.14
119.	Mr. D. H. Benjamin	20.11.62	Madhusudanpur	883	611	6348	1962	.20

Sl. No.	Vendor	Date	Mouza	Khatian No.	Plot/Dag. Nos.	Being No.	Year of	Area in acres
120.	Mr. D. D. Chatterjee	14.11.62	Madhusudanpur	327	619	6344	1962	.09
121.	Mr. N. C. Das	28.5.63	Madhusudanpur	881,151	607,641	4406	1963	.70
122.	Mr. B. K. Das	28.5.63	Raghunathpur	550	1040	4405	1963	.77
123.	Mr. T. C. Das	5.6.63	Madhusudanpur	92, 12	601, 606, 640 629, 630, 630/1262 660/1263	4536	1963	1.34
124.	Mr. P. N. Basu	20.12.67	Madhusudanpur	821	949	2242	1968	.06
								117.01

TRIBENI TISSUES LIMITED

PART – II

Short description of leasehold properties of the company

	OWNER	PREMISES NO.	Rent Per Month
1.	Arun Krishna Roy Trust Estate	2, Lee Road, Calcutta – 700 020	Rs. 11,000/–
2.	Subhra Hazar.	-do-	Rs. 8,800/–
3.	Sukla Hazari	– do –	Rs. 8,800/–
4.	Smt. Shantarani Sureka	– do –	Rs. 8,800/–
5.	Smt. Archana Sureka	– do –	Rs. 8,800/–
6.	Bhadrachalam Paperboards Limited.	Madras Office 6–E, Century Plaza, 560, Anna Salai Madras.	Rs. 2,000/–
7.	Mr. Amar Sinha Roy & Mr. Thakur Das Dujari Joint Receivers in Suit No. 232 of 1975.	18B, Brabourne Road, Calcutta – 700 001. Godown	Rs. 3,500/–
8.	Bhadrachalam Paperboards Limited.	Mercantile Building, 15, Kasturbha Gandhi Marg. New Delhi.	Rs. 7,500/–
9.	Kamani Tubes Ltd.	Bombay Office New Kamani Chamber, Ballard Estate, 32, Nicol Road, Bombay – 1.	Rs. 1,180.62
			Rent per annum
10.	Land from Eastern	Land measuring 41843 sft. adjoining to the boundary wall of company's Mill at Chandrahati, Dist. Hooghly, West Bengal.	Rs. 77,000/–

TRIBENI TISSUES LIMITED

	OWNER	PREMISES NO.	Rent Per Month
1.	Mrs. Gouri Saha	"Saptaparni" Flat No. 22B 58/1, Ballygunge Circular Road, Calcutta - 700 019.	Rs. 4,200.00
2.	Mrs. Dipty Banerjee	348/A, Jodhpur Park Calcutta - 700 068.	Rs. 1,150.00
3.	Dr. P. B. Guha	Flat No. 1, at 220/2 Prince Anwar Shah Road, Calcutta - 700 045.	Rs. 1,900.00
4.	Mrs. Sheela Agrawal	Flat at Hyderabad Banjara Hills.	Rs. 3,200.00
5.	Dr. (Mrs.) Sudha Kapoor	Flat No. - BF 9, Mayfair Road, Calcutta - 19	Rs. 2,500.00
6.	Mr. R. Nandi	"Parijat Building" Flat No. 502 395, Jodhpur Park, Calcutta - 700 068.	Rs. 1,800.00
7.	Mr. Abhijit Chatterjee	119B, Selimpur Road Ground Floor Calcutta - 700 031	Rs. 1,200.00
8.	Mr. Abhijit Chatterjee	-do- First Floor	Rs. 1,500.00
9.	Mrs. Manju Devi Agarwal	39, Gariahat Road (South), Calcutta - 31.	Rs. 1,100.00
10.	Mrs. Biva Dey	310, Jodhpur Park Calcutta - 700 068	Rs. 1,500.00
11.	Mr. V. S. Rajamani	Madras (Flat)	Rs. 2,000.00
12.	Mr. Sanjoy Kr. Verma	Flat at Chandrahati	Rs. 2,100.00
13.	Mr. P. N. Abrol	Flat No. 100 Godavari Apartments, Alaknanda, Kalkaji New Delhi - 110 019	Rs. 3,100.00
14.	The New India Assurance Co. Ltd.	Flat at Mayfair Garden Bombay.	Rs. 1,163.00
15.	Mr. Pradip Kumar Kundu	Chandrahati Hooghly (On the bank of river ganges)	Rs. 1,800.00

TRIBENI TISSUES LIMITED

PART – III.

Short description of choses-in-action as at 31.3.1991

I.	INVESTMENTS:		
a)	5% Non-Redeemable Registered Mortgage Debenture Stock 1957 of East India Clinic Ltd. (Nominal value Rs. 4,000.00)	Rs.	4,000.00
b)	6.5% Non-Redeemable Registered Debenture 1962 of Bengal Chamber of Commerce & Industry (Nominal Value Rs. 2,000/–)	Rs.	2,000.00
c)	5000 units under venture capital unit scheme 1990 (vacause–11), payment being made to Technology Development Co. of India (TDICI) @ Rs. 30/– each as application money.	Rs.	1,50,000.00
		Rs.	1,56,000.00
II.	Sundry Debtors.	Rs.	5,47,17,502.00

J. Nandi
20. 3. 92
For Registrar.

CP No. 175/91
connected with
CA No. 30/91

IN THE HIGH COURT AT CALCUTTA
Original Jurisdiction

In the matter of Companies Act 1956

and

In the Matter of Tribeni Tissues Ltd
& Anr.

Order

Dated this 11th day of September, 1991
Filed this 23rd day of March, 1992.

B. Mukherjee
Superintendent,
Company Matters Department.

Sd/- Illegible
9/4/92
Superintendent,
Copyists' Department,
High Court, O. S.

Orr. Dignam & Co.
Attorney

Court Fee Stamp Rs. 2.50

Company Application No. 93 of 1992

Connected With

Company Petition No. 175 of 1991

Connected With

Company Application No. 30 of 1991

IN THE HIGH COURT AT CALCUTTA

Original Jurisdiction


SEAL.

President of the Union of India

The Hon'ble Mr. Justice
Hazari

In the matter of
the Companies Act, 1956

and

In the matter of
Sections 391, 392, 393 and 394 of the said Act

and

In the matter of
Tribeni Tissues Limited, an existing Company within the meaning of the Companies Act, 1956 and having its registered office at Tribeni House, 2, Lee Road, Calcutta - 700 020.

and

In the matter of
I. T. C. Limited, an existing Company within the meaning of the Companies Act, 1956 and having its registered office at Virginia House, 37, Chowringhee Road, Calcutta - 700 071.

1. Tribeni Tissues Limited

2. I.T.C. Limited ...... Applicants

Upon reading on the Part of Tribeni Tissues Limited and I.T.C. Limited (hereinafter referred to as the said applicant Companies) a summons bearing date this day and an affidavit of Revati Prasad Agrawal affirmed on the thirtieth day of March in the year one thousand nine hundred and ninety two both filed this day And upon hearing Mr. S. B. Mukherjee (Mr. S. N. Mukherjee appearing with him) Advocate for the said applicant Companies and Mr. S. D. Singh Advocate for the Central Government.

It is ordered that the said Tribeni Tissues Limited the applicant Company No. 1 herein be dissolved without winding up. And it is further ordered that the said applicant Companies do file a certified copy of this order with the Registrar of Companies, West Bengal for registration within thirty days from the date hereof and after excluding the time required for obtaining a certified copy of this order and it is further ordered that all Parties do act on a copy of the minutes of this order duly signed by an officer of this court being served on them.

Witness Shri N. P. Singh Chief Justice at Calcutta aforesaid this thirtieth day of March in the year one thousand nine hundred and ninety two.

Orr, Dignam & Co. --- Advocates

S. Gooptu --- Advocate

Sd/-
P.K. Ghosh
13.5.92
For Registrar

CA No. 93 of 1992
connected with
CP No. 175 of 1991
connected with
CA No. 30 of 1991
IN THE HIGH COURT AT CALCUTTA
Original Jurisdiction
In the matter of Companies Act, 1956

and

In the matter of Tribeni Tissues Ltd.
& Anr.

Order

....

Dated this 30th day of March, 1992
Filed this 14th day of May, 1992

B. Mukherjee
Superintendent,
Company Matters Department.

Sd/- Illegible
Superintendent,
Copyists' Department,
High Court, O.S.

Orr, Dignam & Co.
Attorney

Court Fee Stamp Rs. 107/-

COMPANY PETITION NO. 668 OF 2001
CONNECTED WITH
COMPANY APPLICATION NO. 580 OF 2001
IN THE HIGH COURT AT CALCUTTA
ORIGINAL JURISDICTION


SEAL

The Hon'ble Mr. Justice Ronojit Kumar Mitra

President of the Union of India

In the Matter of :

The Companies Act, 1956.

And

In the Matter of :

An application under Sections 391(2) and 394 of the said Act.

And

In the Matter of :

ITC Limited an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, within the aforesaid jurisdiction.

........Petitioner.

The above petition coming on for hearing on this day upon reading the said petition the order dated the twelfth day of October in the year two thousand and one whereby the abovenamed petitioner company ITC Limited (hereinafter referred to as the said transferee company) was ordered to convene a meeting of the members of the said transferee company for the purpose of considering and if thought fit, approving with or without modification the proposed Scheme of Amalgamation of ITC Bhadrachalam Paperboards Limited (hereinafter referred to as the said transferor company) with the said transferee company. And annexed to the affidavit of Rajiv Tandon filed on sixth day of October in the year two thousand and one 'The Statesman', 'The Economic Times' and the 'Ananda Bazar Patrika' all dated the tenth day of November in the year two thousand and one each containing the advertisements of the notice convening the said meeting directed to be held by the said order dated twelfth day of October in the year two thousand and one the affidavit of Biswa Behari Chatterjee filed on the twentyfirst day of November in the year two thousand and one showing the publication and despatch of the said notice convening the said meeting, the report of the Chairman of the said meeting dated the fifteenth day of December in the year two thousand and one as to the result of the said meeting And upon reading on the part of the petitioner company an affidavit of Swapan Kumar Roy filed on the eighteenth day of January in the year two thousand and two and the exhibits therein referred to And upon reading on the part of Tamal Kumar Majumdar, the shareholder of the said transferee company an affidavit of Asim Das filed this day and the exhibit therein referred to And upon reading the order made herein and dated the twentyfirst day of December in the year two thousand and one And upon hearing Mr. S. Sarkar (Mr. S.N. Mookherjee, Mr. R. Banerjee and Mr. Aniket Agarwal appearing with him) Advocate for the petitioner company and Mr. A. Chakraborty, Advocate for Union of India

And Mr. S. Talukdar (Mr. S. Dutta and Mr. P. Banerjee appearing with him) Advocate for the said Tamal Kumar Majumdar And Mr. J. Saha (Mr. S.K. Dutta and Mr. A.K. Gandhi appearing with him) Advocate for Karur Vyasya Bank Ltd. And it appearing from the said report that the proposed Scheme of Amalgamation has been approved by the requisite majority of the members of the said transferee company And in view of no objection granted by the Central Government by its letter being No. RD/T/12364/L dated fifteenth day of January in the year two thousand and two.

This Court doth hereby sanction the proposed Scheme of Amalgamation set forth in Annexure - 'A' of the petition herein and specified in the Schedule 'A' hereto and doth hereby declare the same to be binding with effect from first day of April in the year two thousand and one (hereinafter referred to as the said appointed date) on the said transferee company, its shareholders and all concerned.

This Court doth order :

1. That all the property, rights and powers of the said transferor company including those specified in the first, second and third parts of the Schedule 'B' hereto be transferred from the said Appointed Date and vest without further act or deed, in the said transferee company and accordingly the same shall pursuant to Section 394(2) of the Companies Act, 1956 be transferred to and vest in the said transferee company for all the estate and interest of the said transferor company therein but subject nevertheless to all charges now affecting the same ; and

2. That all the debts, liabilities, duties and obligations of the said transferor company be transferred from the said Appointed Date without further act or deed in the said transferee company and accordingly the same shall pursuant to Section 394(2) of the Companies Act, 1956 be transferred to and become the debts, liabilities, duties and obligations of the said transferee company ; and

3. That all proceedings and/or suits and/or appeals now pending by or against the said transferor company be continued by or against the said transferee company ; and

4. That the said transferee company do issue and allot to the Members of the said transferor company the shares in the said transferee company to which they are entitled in terms of the said Scheme of Amalgamation ; and

5. That leave be and the same is hereby granted to the petitioner company to file the Schedule of Assets of the said transferor company as stated in para twenty one of the petition herein within a period of three weeks from the date hereof ; and

6. That the said transferee company do within a period of thirty days from the date hereof cause a certified copy of this order to be delivered to the Registrar of Companies, West Bengal for registration ; and

7. That any person interested shall be at liberty to apply to this court in the above matter for such directions as may be necessary ; and

8. That the xerox copy of the letter of the Central Government being No. RD/T/12364/L dated fifteenth day of January in the year two thousand and two shall be filed as of records herein ; and

9. That all parties concerned do act on a xerox copy of this dictated order duly counter signed by an officer of this Court being served on them.

Witness Mr. Ashok Kumar Mathur Chief Justice at Calcutta aforesaid the twentyfourth day of January in the year two thousand and two.

Khaitan & Co....................... Advocates

S.S.Sarkar.............................. Advocate

Prabir Banerjee...................... Advocate

A.K. Gandhi........................... Advocate

Anjan Kumar Mitra
06.03.2002
Sd/-
For Registrar

N.B. Order dated eleventh day of February in the year two thousand and two has been acted upon this order.

For Registrar

SCHEME OF AMALGAMATION

(UNDER SECTIONS 391 & 394

OF THE COMPANIES ACT, 1956)

Of

ITC Bhadrachalam Paperboards Limited

With

ITC Limited

1. **DEFINITIONS :**

In this Scheme, unless inconsistent with the meaning or context thereof, the following expressions shall have the following meanings :

i. **"Act"** means the Companies Act, 1956.

ii. **"Appointed Date"** means the 1st day of April, 2001.

iii. **"Effective Date"** means the date on which the certified copies of the Orders of the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad sanctioning the Scheme, are duly filed with the appropriate Registrar of Companies and if the certified copies are filed on different dates, then the last of such dates.

iv. **"Scheme"** means this Scheme of Amalgamation of the Transferor Company with the Transferee Company in its present form or with any modification(s) approved or directed by the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad.

v. **"Transferor Company"** means ITC Bhadrachalam Paperboards Limited, a company incorporated under the Act having its registered office at 106, Sardar Patel Road, Secunderabad 500 003, a Subsidiary Company of the Transferee Company.

vi. **"Transferee Company"** means ITC Limited, an existing company within the meaning of the Act having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, the Holding Company of the Transferor Company.

vii. **"Undertaking of the Transferor Company"** means the business of the Transferor Company as a going concern with all its assets, rights, licences and powers; and all its debts, outstandings, liabilities, duties and obligations.

viii. Word(s) and expression(s) elsewhere defined in the Scheme will have the meaning(s) respectively ascribed thereto.

2. **OPERATIVE DATE OF THE SCHEME :**

The Scheme, though operative from the Appointed Date, shall become effective on the Effective Date.

3. **SHARE CAPITAL :**

i. The Authorised, Issued, Subscribed and Paid-up Share Capital of the Transferor Company as per the latest Audited Balance Sheet as at 31st March, 2001 is as under :

AUTHORISED SHARE CAPITAL :		(Rs.)
10,00,00,000 Equity Shares of Rs.10/- each		1,00,00,00,000/-
50,00,000 11% Cumulative Redeemable Preference Shares of Rs.100/- each		50,00,00,000/-
ISSUED & SUBSCRIBED SHARE CAPITAL :		
8,78,31,578 Equity Shares of Rs. 10/- each		87,83,15,780/-
25,72,000 11% Cumulative Redeemable Preference Shares of Rs.100/- each		25,72,00,000/-
PAID-UP SHARE CAPITAL :		
8,78,31,578 Equity Shares of Rs. 10/- each	87,83,15,780/-	
Less calls in arrears	9,17,480/-	
		87,73,98,300/-
25,72,000 11% Cumulative Redeemable Preference Shares of Rs.100/- each		25,72,00,000/-

ii. The Authorised, Issued, Subscribed and Paid-up Share Capital of the Transferee Company as per the latest Audited Balance Sheet as at 31st March, 2001 is as under :

AUTHORISED SHARE CAPITAL :	(Rs.)
30,00,00,000 Ordinary Shares of Rs.10/- each	3,00,00,00,000/-
ISSUED, SUBSCRIBED & PAID-UP SHARE CAPITAL :	
24,54,14,904 Ordinary Shares of Rs.10/- each, fully paid up	2,45,41,49,040/-

4. **AMALGAMATION :**

4.1 With effect from the Appointed Date, the Transferor Company shall stand amalgamated with the Transferee Company, as provided in the Scheme, and, pursuant to the provisions of Sections 391 and 394 and other applicable provisions of the Act, the Undertaking of the Transferor Company shall, accordingly, without any further act or deed, be transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company.

4.2 Loans, deposits, obligations or other outstandings, if any, due from the Transferor Company to the Transferee Company or vice versa, shall be deemed to have been discharged in full on and from the Appointed Date and corresponding effect shall be given in the books of account of the Transferee Company.

4.3 All benefits including under Income Tax, Excise (including Modvat/Cenvat), Sales Tax (including deferment of Sales Tax), etc. to which the Transferor Company is entitled to in terms of the various Statutes and/or Schemes of Union and State Governments, shall be available to and vest in the Transferee Company.

4.4 The transfer and vesting of the Undertaking of the Transferor Company, as aforesaid, shall be subject to the existing charges, mortgages and encumbrances, if any, over or in respect of any of the assets or any part thereof, provided however that such charges, mortgages and/or encumbrances shall be confined only to the relative assets of the Transferor Company or part thereof on or over which they are subsisting on transfer to and vesting of such assets in the Transferee Company and no such charges, mortgages, and/or encumbrances shall extend over or apply to any other asset(s) of the Transferee Company. Any reference in any security documents or arrangements (to which the Transferor Company is a party) to any assets of the Transferor Company shall be so construed to the end and intent that such security shall not extend, nor be deemed to extend, to any of the other asset(s) of the Transferee Company.

5. LEGAL PROCEEDINGS :

If any suits, actions and proceedings of whatsoever nature (hereinafter called **"the Proceedings"**) by or against the Transferor Company are pending on the Effective Date, the same shall not abate or be discontinued nor be in any way prejudicially affected by reason of the amalgamation of the Transferor Company with the Transferee Company or anything contained in the Scheme, but the Proceedings may be continued and enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as the same would or might have continued and enforced by or against the Transferor Company, in the absence of the Scheme.

6. CONTRACTS AND DEEDS :

6.1 All contracts, deeds, bonds, agreements, arrangements, licences, engagements and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which have not lapsed and are subsisting on the Effective Date, shall remain in full force and effect against or in favour of the Transferee Company as the case may be, and may be enforced by or against the Transferee Company as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary thereto.

6.2 The Transferee Company shall, if and to the extent required by law, enter into and/or issue and/or execute deeds, writings or confirmations, to give formal effect to the provisions of this Clause and to the extent that the Transferor Company is required prior to the Effective Date to join in such deeds, writings or confirmations, the Transferee Company shall be entitled to act for and on behalf of and in the name of the Transferor Company.

7. SAVING OF CONCLUDED TRANSACTIONS :

The transfer of the Undertaking of the Transferor Company under Clause 4 above, the continuance of Proceedings under Clause 5 above and the effectiveness of contracts and deeds under Clause 6 above, shall not affect any transaction or Proceedings already concluded by the Transferor Company

on or before the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things done and executed by the Transferor Company in respect thereto, as if done and executed on its behalf.

8. EMPLOYEES :

8.1 All the employees of the Transferor Company in service on the Effective Date shall, on and from the Effective Date, become the employees of the Transferee Company on the same terms and conditions on which they are engaged by the Transferor Company without treating it as a break, discontinuance or interruption in service.

8.2 On and from the Effective Date the Provident Funds, Gratuity Funds, Superannuation Fund or any other Fund or Funds created or existing for the benefit of the employees, as applicable, of the Transferor Company shall be continued by the Transferee Company and the Transferee Company shall stand substituted for the Transferor Company for all purposes whatsoever, including in relation to the obligation to make contributions to the said Fund or Funds in accordance with the provisions thereof to the end and intent that all rights, duties, powers and obligations of the Transferor Company in relation to such Fund or Funds shall become those of the Transferee Company.

8.3 On and from the Effective Date the services of the employees of the Transferor Company will be treated as having been continuous, without any break, discontinuance or interruption, for the purpose of membership and the application of the Rules or Bye-laws of the said Funds.

9. DISSOLUTION OF THE TRANSFEROR COMPANY :

The Transferor Company shall be dissolved without winding up pursuant to the provisions of Section 394 of the Act.

10. BUSINESS IN TRUST FOR THE TRANSFEREE COMPANY :

With effect from the Appointed Date and up to the Effective Date:

10.1 The Transferor Company shall carry on and be deemed to have carried on all its business and activities and shall hold and stand possessed of and be deemed to have held and stood possessed of all its assets for and on account of and in trust for the Transferee Company.

10.2 The Transferor Company shall carry on its business and activities with due diligence and business prudence and shall not charge, mortgage, encumber or otherwise deal with its assets or any part thereof, nor incur, accept or acknowledge any debt, obligation or any liability or incur any major expenditure, except as is necessary in the ordinary course of its business, without the prior written consent of the Transferee Company.

10.3 All profits or income accruing or arising to the Transferor Company or expenditure or losses arising or incurred by the Transferor Company shall for all purposes be deemed to have accrued as the profits or income or expenditure or losses, as the case may be, of the Transferee Company.

11. **ISSUE OF SHARES :**

11.1 Upon the Scheme coming into effect, and without any further application, act or deed:

11.1.1 The Transferee Company shall, in consideration of the amalgamation, issue and allot to every member of the Transferor Company holding fully paid-up Equity Shares in the Transferor Company and whose names appear in the Register of Members of the Transferor Company on such date, as the Board of Directors of the Transferee Company will determine, 1 (One) Ordinary Share of Rs.10/- each in the Transferee Company credited as fully paid-up with rights attached thereto as hereinafter mentioned (hereinafter referred to as the "**New Ordinary Shares**") in respect of every 16 (Sixteen) Equity Shares of Rs.10/- each fully paid-up held by such member in the capital of the Transferor Company.

11.1.2 All Equity Shares and Preference Shares held by the Transferee Company in the Share Capital of the Transferor Company shall stand cancelled.

11.2 In respect of the Equity Shares in the Transferor Company already held in dematerialised form, the New Ordinary Shares to be issued by the Transferee Company in lieu thereof shall also be issued in dematerialised form with the shares being credited to the existing depository accounts of the members of the Transferor Company entitled thereto. In respect of the Equity Shares in the Transferor Company held in the certificate form each member of the Transferor Company holding such shares shall have the option, to be exercised by way of giving a Notice to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company, to receive the New Ordinary Shares either in certificate form or in dematerialised form. In the event that such Notice has not been received by the Transferee Company in respect of any member, the New Ordinary Shares shall be issued to such members in certificate form.

The members of the Transferor Company holding Equity Shares in certificate form shall surrender their share certificates for cancellation thereof to the Transferee Company. Notwithstanding the foregoing, upon the New Ordinary Shares in the Transferee Company being issued and allotted by it to the members of the Transferor Company, the share certificates in relation to the Equity Shares held by them in the Transferor Company shall stand cancelled.

11.3 No fractional shares shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the members of the Transferor Company may be entitled on issue and allotment of the New Ordinary Shares of the Transferee Company. The Board of Directors of the Transferee Company shall consolidate all such fractional entitlements, and issue and allot New Ordinary Shares in lieu thereof to a Director and/or Officer(s) of the Transferee Company on the express understanding that such Director and/or Officer(s) to whom such New Ordinary Shares are allotted shall sell the same in the market and pay to the Transferee Company the net sale proceeds thereof, whereupon the Transferee Company shall distribute such net sale proceeds to the members of the Transferor Company in proportion to their fractional entitlements.

11.4 On the approval of the Scheme by the members of the Transferor Company and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the said members have also accorded all relevant consents under Section 81(1-A) of the Act or any other provisions of the Act to the extent the same may be considered applicable.

11.5 The New Ordinary Shares of the Transferee Company to be issued and allotted in lieu of the Equity Shares of the Transferor Company, shall rank pari passu in all respects with the Ordinary Shares of the Transferee Company save and except that the New Ordinary Shares shall be entitled to dividend with effect from the Appointed Date subject to the provisions of Clause 11.7. Until the Effective Date the holders of the Equity Shares of the Transferor Company shall continue to enjoy their existing rights under their Articles of Association including the right to receive dividend if any declared in accordance with the Act and the Articles of Association of the Transferor Company.

11.6 The Transferor Company may declare and pay dividend to its shareholders for any financial year or any period prior to the Effective Date provided that if such dividend is for any period commencing on or after the Appointed Date, the Board of Directors of the Transferor Company has obtained the prior consent and approval of the Board of Directors of the Transferee Company before making such recommendation to the members of the Transferor Company.

11.7 If, before the Effective Date, the Transferor Company declares any dividend for any period between the Appointed Date and the Effective Date, any entitlement to dividend on the New Ordinary Shares issued in lieu of the corresponding Equity Shares of the Transferor Company, shall stand reduced by the amount of dividend declared by the Transferor Company on such Equity Shares for the corresponding period.

11.8 The New Ordinary Shares of the Transferee Company issued in terms of the Scheme shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant stock exchange(s) where the Ordinary Shares of the Transferee Company are listed and/or admitted to trading.

12. ACCOUNTING :

12.1 With effect from the Appointed Date and subject to the provisions hereof and such other corrections and adjustments as may, in the opinion of the Board of Directors of the Transferee Company, be required and except to the extent required otherwise by law, the reserves of the Transferor Company shall be merged with the corresponding reserves of the Transferee Company.

12.2 All assets and liabilities, including reserves, of the Transferor Company transferred to the Transferee Company under the Scheme shall be recorded in the books of account of the Transferee Company at the book value as recorded in the Transferor Company's books of account.

12.3 The Transferee Company shall adjust the balance of the Profit & Loss Account of the Transferor Company against its General Reserves.

12.4 Such reserves of the Transferor Company, including Share Premium Account, as the Board of Directors of the Transferee Company may decide, will be incorporated in the books of account of the Transferee Company as reduced by the cost of investments of the Transferee Company in the Equity Shares of the Transferor Company.

12.5 The difference between the amount recorded as additional share capital issued by the Transferee Company on amalgamation and the amount of share capital of the Transferor Company in lieu whereof such additional share capital is issued shall, subject to the other provisions contained herein, be reflected in the General Reserves of the Transferee Company.

12.6 The Preference share capital of the Transferor Company will be adjusted against the Investments of the Transferee Company in the said capital.

12.7 In case of any difference in accounting policy between the Transferor Company and the Transferee Company, the impact of the same till the Appointed Date will be quantified and adjusted in the General Reserves of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of consistent accounting policy.

13. APPLICATIONS :

The Transferee Company and the Transferor Company shall, with all reasonable dispatch, make necessary applications to the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad respectively, for sanction and carrying out of the Scheme and for consequent dissolution of the Transferor Company without winding up and apply for and obtain such other approvals, as required by law.

14. APPROVALS AND MODIFICATIONS :

The Transferor Company and the Transferee Company (by their respective Board of Directors or such other person or persons, as the respective Board of Directors may authorise) are empowered and authorised :

14.1 to assent from time to time to any modifications or amendments or substitutions of the Scheme or of any conditions or limitations which the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad and/or any authorities under law may deem fit to approve or direct or as may be deemed expedient or necessary; and

14.2 to settle all doubts or difficulties that may arise in carrying out the Scheme and to do and execute all acts, deeds, matters and things necessary, desirable or proper for putting the Scheme into effect.

15. SCHEME CONDITIONAL UPON :

The Scheme is conditional upon and subject to:

15.1 Approval of the Scheme by the requisite majority of the members of the Transferor Company and of the members of the Transferee Company;

15.2 Sanction of the Scheme by the Hon'ble High Court at Calcutta and the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad.

16. EFFECT OF NON-RECEIPT OF APPROVALS AND SANCTION :

In the event of any of the approvals referred to in the preceding Clause not being obtained and/or the Scheme not being sanctioned by either the Hon'ble High Court at Calcutta or the Hon'ble High Court of Judicature of Andhra Pradesh at Hyderabad on or before 30th June, 2002 or within such further period or periods as may be agreed upon by the Transferor Company and the Transferee Company through their respective Board of Directors, the Scheme shall not take effect and shall be withdrawn.

17. COSTS, CHARGES AND EXPENSES :

All costs, charges and expenses, in connection with the Scheme, arising out of or incurred in carrying out and implementing the Scheme and matters incidental thereto, shall be borne and paid by the Transferee Company.

Anjan Kumar Mitra
06.03.2002
Sd/-
For Registrar

Schedule of Assets

of

ITC Bhadrachalam Paperboards Limited (the Transferor Company)

PART – I

(Short description of the Freehold Properties of the Transferor Company)

A. MILL/FACTORY

Sl. No.	Description	Location
1.	Paper & Paperboard Mill, Mill Colony, School, etc. situated on land admeasuring Acres 538.01 ¾ Guntas and pending transfer Acres 90.36 Guntas.	Khammam District Andhra Pradesh 507 128
2.	Cast Coating Plant situated on land admeasuring Acres 16.68 Cents	Medak District Andhra Pradesh 502 325

B. LANDS

Sl. No.	Description	Location
1.	Land at Guntur admeasuring Acres 4.33 Cents	Survey Nos. 27/1, 27/2 and 27/3 Marripalem Village Unnava Gram Panchayat Yedlapadu Mandal Guntur District Andhra Pradesh 522 019
2.	Land at Haryana admeasuring Bighas 11.04 Biswas	Khasra Nos. 503, 506, 507, 508, 509 & 514 Village : Gangani Sub-Tehsil Tauru Tehsil Nuh Dist. : Gurgaon Haryana 122 105

C. OTHER PROPERTIES

Sl.No.	Description	Location	Area
1.	Bungalows (2) at Hyderabad	8-2-316/A/5 Road No. 14 Banjara Hills Hyderabad - 500 034	Floor Area - 3998 sq.ft
		8-2-316/A/3 Road No. 14 Banjara Hills Hyderabad - 500 034	Floor Area - 5320 sq.ft

Sl.No.	Description	Location	Area
2.	Flats at Mumbai	Flat Nos. 816 & 817 8th Floor, Tulsiani Chambers 212, Nariman Point Mumbai - 400 021	Floor Area : Flat No. 816 - 650 sq.ft Flat No. 817 - 650 sq.ft
3.	Flat at Mumbai	Flat No. 2, 2nd Floor, B Building (With Covered Parking Space) Sea Lord Apartments Plot No. 119, Block V Backbay Reclamation Cuffe Parade Road Mumbai - 400 001	Floor Area - 1004 sq.ft
4.	Flats at Vadodara	No. 511 5th Floor, "MARBLE ARCH" No. 66, Race Course Circle Vadodara - 390 007	Floor Area - 475 sq.ft
		No. 512, 513, 514, 519 (half part), 520 (half part), 521 (half part) 5th Floor, "MARBLE ARCH" No. 66, Race Course Circle Vadodura - 390 007	Floor Area - 1825 sq.ft
5.	Flats at Delhi	Flat Nos 1004, 1005 and 1006 10th Floor Mercantile House 15, Kasturba Gandhi Marg New Delhi - 110 001	Floor Area : Flat No. 1004 - 851.18 sq.ft Flat No. 1005 - 823.00 Sq.ft Flat No. 1006 - 1067.82 sq.ft
6.	Flat at Chennai	Office No. 6-E, Sixth Floor Century Plaza 560, Anna Salai Chennai - 600 018	Floor Area - 1910 sq.ft

PART – II

(Short description of the Leasehold Properties of the Transferor Company)

A. OFFICE PREMISES & GODOWNS :

Sl. No.	Owner	Premises
1.	Dr. K. Krishna Prasad	Godown C Survey No. 51 Hyderabad-Vijayawada Road Ranga Reddy District Sub-District Hyderabad East Sahebnagar, Khrud Village

Sl. No.	Owner	Premises
2.	Dr. K. Krishna Prasad and Dr (Mrs.) K. Padmaja	Godown D Survey No. 51 Hyderabad-Vijayawada Road Ranga Reddy District Sub-District Hyderabad East Sahebnagar, Khrud Village
3.	Deepa Filters Private Limited	B-7, Industrial Development Area Uppal Ranga Reddy District
4.	Dr. K. Basavapunniah Partner of M/s. K. Basavapunnaiah & Sons	D. No. 371/1 & 39 Chinakakani Village Mangalagiri Mandal Guntur District (A.P.) - 522 503
5.	Mr. Bharat H. Maru	Shed No. 2 Godown Gala No. 6 Ground Floor Arihant Compound Village Purna Taluk Bhiwandi District Thane Maharashtra
6.	Ms. Smita Jaylesh Shah	Shed No. 2 Godown Gala No. 7 Ground Floor Arihant Compound Village Purna Taluk Bhiwandi District Thane Maharashtra
7.	Mrs. Seetha Mahalaxmi	Door No. 8-383, Master CVV Nilayam Sunder Nagar Mangamur Donka Ongole - 523 002
8.	Mr. T. Subbarami Reddy	106, Sardar Patel Road Secunderabad - 500 003
9.	Mrs. Farida Ibrahim	House No. 1-11-219/1 & 2 Gurumurthy Lane, Begumpet Hyderabad - 500 016
10.	Amruthvani Communications Centre	6th Floor 50, Sebastian Road Vani Nilayam Secunderabad - 500 003
11.	Amruthvani Communications Centre	7th Floor 50, Sebastian Road Vani Nilayam Secunderabad - 500 003

Sl. No.	Owner	Premises
12.	V R Enterprises	B-7/3, Uppal Industrial Development Area Hyderabad
13.	Singareni Collieries Company Limited	H. No. 8-5-169 Ganeshpuram Writer's Basti Kothagudem - 507 101

B. RESIDENTIAL PREMISES :

Sl. No.	Owner	Premises
1.	Mr. T. Krushna Murthi	Plot No. 6/186, Annamalayar Colony Sivakasi - 626 123
2.	Mr. Rex. S. Thomas	Plot No. 3-6-278, Prabhu Nivas Himayatnagar Hyderabad - 500 029
3.	Dr. B. Prabhakar	Flat No. 201, Laxmialaya 10-3-2/20, Sripuri Colony East Marredpally Secunderabad - 500 026
4.	Mrs. M. Laxmi Vani	Plot No. 2, Jawahar Rail Colony Sikh Road Secunderabad - 500 009
5.	Mrs. A Rajeswari	Plot No. 80 Karaneeswara Koil Street Mylapore Chennai - 600 004
6.	Mrs. P. Aparna Prabhakar	"Sree Venkateswara" 53/3, First Floor, IV Main, 14th Cross Chinnappa Gardens Benson Town Post Bangalore - 560 046
7.	Mr. B. Ravinder	Flat No. 105, Gulrez Apartment Rajbhavan Road Hyderabad - 500 015
8.	Mrs. A. Rajani	Flat No. 25, Jupiter Colony Sikh Village, Sikh Road Secunderabad - 500 009
9.	Mrs. Kirti C Desai	Flat No. 305, Plot No. 68/69 Sai Sri Apartment Chinna Thokatta Bowenpally Secunderabad - 500 009
10.	Mr. D. N. Roy Choudhury	No. AE 783, Salt Lake, Sector - I Calcutta - 700 064
11.	Mrs. V. Rama Devi	Door No. 8-341 (A), Sunder Nagar Ongole - 523 002

Sl. No.	Owner	Premises
12.	Mr. P. S. Chalapathy Rao	Flat No. 2A, II Floor KJR Complex, Sikh Road, Sikh Village Secunderabad - 500 009
13.	Mr. A. B. Gangareddy	Plot No. 3, Ramgopal Enclave Bowenpally, Thokatta Village Hasmathpet Road Secunderabad - 500 009
14.	Mrs. A. Rama Vasundhara	Door No. 8-3-318/11/20/VS/103 Jayaprakash Nagar Yellareddy Guda Hyderabad - 500 045
15.	Mr. A. G. K. Murthy	Flat No. 407, Prithvi Apartments Phase - II, 1-1-214/2, Chikkadpally Hyderabad - 500 020
16.	Mrs. B. Padma	Plot No. 21, Jupiter Colony Sikh Village Secunderabad - 500 003
17.	Mr. G. Chalapathy	Plot No. 238, Defence Colony Secunderabad - 500 094
18.	Mrs. Sathi Nair	8-2-686/B/5/1 Road No. 12, Banjara Hills Hyderabad - 500 034
19.	Dr. K. Wajid Ali Khan	H. No. 17, Wahab Nagar, Sikh Village Secunderabad - 500 009
20.	Ms. J. Suman Goud	2-21-117, Akbar Road Sikh Village Secunderabad - 500 003
21.	Mr. S. S. G. Prasad	Flat No. 82, Sector "A" Gautham Enclave, Awho Colony Secunderabad - 500 009
22.	Mr. A. Padmanabhan	Plot No. 7, Radhika Colony West Marredpally Secunderabad - 500 026
23.	Pasha Fashions Pvt. Ltd.	Flat No. 501, Pasha Court, 680 Greenlands Road Hyderabad - 500 082
24.	Mr. T. R. Shankar	Flat No. 401, 282, Road No. 17 West Marredpally Secunderabad - 500 026
25.	Mrs. L. Madhavi	34, Balaji Enclave Near Gunrock Enclave Secunderabad - 500 009

PART – III

(Short description of the stocks, shares, debentures and other choses-in-action of the Transferor Company)

1. 8,04,000 Equity Shares of Rs. 10 each fully paid-up of Andhra Pradesh Gas Power Corporation Limited.

2. 10 Shares of Rs. 50 each fully paid-up of Cuffe Parade Sealord Co-operative Housing Society Limited.

3. 5 Shares of Rs. 50 each fully paid-up of Tulsiani Chambers Premises Co-operative Society Limited.

4. 36,14,213 units of US' 64 of Rs. 10 each fully paid-up of Unit Trust of India.

5. 5,00,000 units of US' 95 of Rs. 10 each fully paid-up of Unit Trust of India.

6. 1,120 units of Rs. 100 each fully paid-up of Unit Trust of India-Venture Capital 1990.

7. VII Year National Savings Certificates (Rs. 2000) (Deposited with Government Authorities.)

8. 926 units of Rs. 1,000 each fully paid-up of APIDC-Venture Capital Fund, 1990.

9. 1,99,99,994 Equity Shares of Rs. 10 each fully paid-up of BFIL Finance Limited.

10. 15,00,000 - 18.50% Non-Convertible Debentures of Rs. 100/- each, renewed at 0%, of BFIL Finance Limited.

11. 18,28,712 units of Rs. 10 each fully paid-up of Prudential ICICI Mutual Fund – Liquid Plan.

12. 2,693 units of Rs. 10 each fully paid-up of SBI Mutual Fund – Magnum Insta Cash Fund.

Anjan Kumar Mitra
06.03.2002
Sd/-
For Registrar

C.P. No, 668 of 2001
C.A. No. 580 of 2001
IN THE HIGH COURT AT CALCUTTA
Original Jurisdiction
In the matter of Companies Act, 1956

and

In the Matter of ITC Ltd.

Order

....
Dated this 24th day of January 2002
Filed this 11th day of March 2002

Sd/-
Superintendent,
Company Matters Department

Sd/-
Superintendent,
Copyists' Department,
High Court, O.S.

Khaitan & Co.
Attorney

Court Fee Stamp Rs. 91/-

COMPANY PETITION NO. 551 OF 2004
CONNECTED WITH
COMPANY APPLICATION NO. 647 OF 2004
IN THE HIGH COURT AT CALCUTTA
ORIGINAL JURISDICTION


SEAL

The Hon'ble Mr. Justice
Pinaki Chandra Ghose

President of the Union of India

In the Matter of :

The Companies Act, 1956.

And

In the Matter of :

An application under Sections 391(2) and 394 of the said Act.

And

In the Matter of :

ITC Limited, an existing Company within the meaning of the Companies Act, 1956, having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071, within the aforesaid jurisdiction.

........Petitioner.

The above petition coming on for hearing on this day upon reading the said petition the order dated twenty ninth day of September in the year two thousand and four whereby the abovenamed petitioner company ITC Limited (hereinafter referred to as the said transferee company) was ordered to convene a meeting of the ordinary shareholders of the said transferee company for the purpose of considering, and if thought fit, approving, with or without modification, the proposed Scheme of Amalgamation of ITC Hotels Ltd. and Ansal Hotels Limited (hereinafter collectively referred to as the said transferor companies) with the said transferee company and annexed to the affidavit of Rajiv Tandon filed on twenty eighth day of September in the year two thousand and four "The Statesman" and the "Sambad Pratidin" both dated twenty sixth day of October in the year two thousand and four and in "The Economic Times" dated twenty seventh day of October in the year two thousand and four containing the advertisements of the said notice convening the said meeting directed to be held by the said order dated twenty ninth day of September in the year two thousand and four the affidavit of Biswa Behari Chatterjee filed on the sixteenth day of November in the year two thousand and four showing the publication and despatch of the said notices convening the said meeting, the report of the Chairman of the said meeting dated twenty fourth day of November in the year two thousand and four as to the result of the said meeting And upon reading on the part of the petitioner company an affidavit of Swapan Kumar Roy filed on fourteenth day of January in the year two thousand and five and the exhibits therein referred to And upon reading on the part of Tamal Kumar Majumdar, one of the shareholders of the said transferee company filed on twenty fourth day of January in the year two thousand and five And upon reading the order made herein and dated the seventh day of December in the year two thousand and four And upon hearing Mr. Sudipta Sarkar (Mr. S. N. Mookherjee, Mr. R. Banerjee and Mr. Aniket Agarwal appearing with him) Advocate for the petitioner company

and Mr. C. V. Ramchandra Murthy, Advocate for the Central Government And Mr. Soumabha Bhattacharjee (Mr. Arindam Mukherjee and Mr. Milan Nandi) Advocate for the said Tamal Kumar Majumdar And it appears that the Central Government in its letter dated thirteenth day of January in the year two thousand and five indicated that it has no objection to the proposed Scheme of Amalgamation and it further appears from the said report of the chairman that the proposed Scheme of Amalgamation has been approved by the requisite majority of the ordinary shareholders of the said petitioner company in accordance with law And it further appears that the said Scheme of Amalgamation has already been approved by the requisite majority by the members of the said transferor companies at their meetings held on sixteenth day of November in the year two thousand and four and seventeenth day of November in the year two thousand and four pursuant to order dated twenty ninth day of September in the year two thousand and four passed by Hon'ble High Court of Delhi at New Delhi and it being recorded that since no reply has been filed by the petitioner company allegations made in the said affidavit of Tamal Kumar Majumdar are not admitted.

This Court doth hereby sanction the proposed Scheme of Amalgamation set forth in Annexure 'A' of the petition herein and specified in the Schedule 'A' hereto and doth hereby declare the same to be binding with effect from first day of April in the year two thousand and four (hereinafter referred to as the said Appointed Date) on the said transferee company and its shareholders and all concerned.

This Court doth order :

1. That all the property, rights and powers of the said transferor companies including those specified in the first, second and third parts of the Schedule'B'hereto but excepting the portion specified in Clause 4.1.1 of the Scheme be transferred from the said Appointed Date and vest without further act or deed, in the said transferee company and accordingly, the same shall pursuant to section 394(2) of the Companies Act, 1956 be transferred to and vest in the said transferee company for all the estate and interest of the said transferor companies therein but subject nevertheless to all charges now affecting the same; and

2. That all the debts, liabilities, duties and obligations of the said transferor companies be transferred from the said Appointed Date without any further act or deed, to the said transferee company and accordingly, the same shall pursuant to section 394(2) of the Companies Act, 1956 be transferred to and become the debts, liabilities, duties and obligations of the said transferee company; and

3. That all proceedings and/or suits and/or appeals now pending by or against the said transferor companies be continued by or against the said transferee company;and

4. That the said transferee company without any further application, do issue and allot to the members of the said transferor companies the ordinary shares in the said transferee company to which they are entitled in terms of the said Scheme; and

5. That leave be and the same is hereby granted to the transferee company to file the Schedule of Assets of the said transferor companies within a period of three weeks from the date hereof; and

6. That the said petitioner company do within a period of thirty days from the date of obtaining the certified copies of this order cause the same to be delivered to the Registrar of Companies, West Bengal for registration; and

7. That any person interested shall be at liberty to apply to this Hon'ble Court in the above matter for such directions as may be necessary; and

8. That the letter dated thirteenth day of January in the year two thousand and five of the Central Government shall be filed as of records herein; and

9. That all parties concerned do act on a xerox copy of this Dictated Order duly countersigned by an Officer of this Court being served on them.

Witness Mr. Altamas Kabir Acting Chief Justice at Calcutta aforesaid the twenty fourth day of January in the year two thousand and five.

Khaitan & Co........................ Advocates
Mr. Milan Nandy .... Advocate
C.V. Ramchandra Murthy ...... Central Government Advocate

Sd/- Anjan Kumar Mitra
23.02.2005
For Registrar

Schedule 'A'

Schedule 'A' above referred to

SCHEME OF AMALGAMATION

(UNDER SECTIONS 391 & 394

OF THE COMPANIES ACT, 1956)

Of

ITC Hotels Limited

And

Ansal Hotels Limited

With

ITC Limited

1. **DEFINITIONS :**

In this Scheme, unless inconsistent with the meaning or context thereof, the following expressions shall have the following meanings:

i. **"Act"** means the Companies Act, 1956 or any amendment, modification or re-enactment thereof from time to time.

ii. **"Appointed Date"** means the 1st day of April, 2004.

iii. **"Effective Date"** means the last of the dates on which all the orders, sanctions, approvals, consents, conditions, matters or filings referred to in Clause 15 hereof have been obtained or filed.

iv. "Scheme" means this Scheme of Amalgamation in its present form or with any modification(s) approved or directed by the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi.

v. "ITCHL" means ITC Hotels Limited, a company incorporated under the Act having its registered office at 25, Community Centre, Basant Lok, Vasant Vihar, New Delhi 110 057.

vi. "AHL" means Ansal Hotels Limited, a company incorporated under the Act having its registered office at District Centre, Saket, New Delhi 110 017.

vii. **"Transferor Companies"** means ITCHL and AHL or any one of them as the context requires.

viii. "Transferee Company" means ITC Limited, an existing company within the meaning of the Act having its registered office at Virginia House, 37, Jawaharlal Nehru Road, Kolkata 700 071.

ix. **"Undertakings of the Transferor Companies"** means the entire businesses of the Transferor Companies as going concerns including all their assets, rights, licences and powers, and all their debts, outstandings, liabilities, duties and obligations.

x. Word(s) and expression(s) elsewhere defined in the Scheme will have the meaning(s) respectively ascribed thereto.

2. **OPERATIVE DATE OF THE SCHEME :**

The Scheme, though operative from the Appointed Date, shall become effective on the Effective Date.

3. **SHARE CAPITAL :**

The Authorised, Issued, Subscribed and Paid-up Share Capital of the Transferor Companies and the Transferee Company as on the date of approval of the Scheme by the Board of Directors of the said Companies, i.e. 25th August, 2004, is as under:

Transferor Companies :

a. **ITCHL**

AUTHORISED SHARE CAPITAL :		(Rs.)
5,00,00,000 Equity Shares of Rs.10/- each		50,00,00,000/-
50,000 15% Cumulative Redeemable Preference Shares of Rs.100/- each		50,00,000/-
		50,50,00,000/-
ISSUED SHARE CAPITAL :		
3,02,40,157 Equity Shares of Rs.10/- each		30,24,01,570/-
SUBSCRIBED & PAID-UP SHARE CAPITAL :		
3,02,16,492 Equity Shares of Rs.10/- each	30,21,64,920/-	
Less : Calls in arrears	62,750/-	
		30,21,02,170/-

2,17,74,362 Equity Shares of ITCHL constituting 72.06% of its total Subscribed and Paid-up Share Capital are held by the Transferee Company. ITCHL is a subsidiary of the Transferee Company.

b. **AHL**

AUTHORISED SHARE CAPITAL :	(Rs.)
32,00,00,000 Equity Shares of Rs.10/- each	320,00,00,000/-
ISSUED, SUBSCRIBED & PAID-UP SHARE CAPITAL :	
31,03,76,708 Equity Shares of Rs.10/- each, fully paid-up	310,37,67,080/-

2,72,79,310 Equity Shares of AHL constituting 8.79% of its total Issued, Subscribed and Paid-up Share Capital are held by ITCHL. Further, 25,29,64,038 Equity Shares of AHL constituting 81.50% of its total Issued, Subscribed and Paid-up Share Capital are held by the Transferee Company. AHL is a subsidiary of the Transferee Company.

Transferee Company :

ITC Limited

AUTHORISED SHARE CAPITAL :	(Rs.)
30,00,00,000 Ordinary Shares of Rs.10/- each	300,00,00,000/-
ISSUED, SUBSCRIBED & PAID-UP SHARE CAPITAL :	
24,78,70,455 Ordinary Shares of Rs.10/- each, fully paid-up	247,87,04,550/-

None of the Transferor Companies hold any shares in the Transferee Company.

4. **AMALGAMATION :**

4.1 With effect from the Appointed Date, the Transferor Companies shall stand amalgamated with the Transferee Company, as provided in the Scheme, pursuant to the provisions of Sections 391 and 394 and other applicable provisions of the Act. The Undertakings of the Transferor Companies shall, accordingly, be transferred to the Transferee Company with effect from the Appointed Date in the mode and manner provided herein.

4.1.1 In respect of such of the assets of the Transferor Companies as are movable in nature or otherwise capable of passing through manual delivery or by endorsement and delivery, the same shall be so delivered or endorsed and delivered, as the case may be, to the Transferee Company and shall become the property of the Transferee Company accordingly without requiring any deed or instrument of conveyance for the same.

4.1.2 The entire Undertakings of the Transferor Companies other than the moveable assets transferred to the Transferee Company as per Clause 4.1.1 above, shall, without any further act or deed, be transferred and vested in and / or be deemed to be transferred to and vested in the Transferee Company pursuant to the provisions of Section 394(2) of the Act.

4.1.3 All debts, liabilities, duties and obligations of the Transferor Companies shall also be transferred to the Transferee Company, without any further act or deed, pursuant to the provisions of Section 394(2) of the Act, so as to become the debts, liabilities, duties and obligations of the Transferee Company.

4.2 Loans, deposits, obligations or other outstandings, if any, due from the Transferor Companies to the Transferee Company or vice versa or inter se the Transferor Companies, shall be deemed to have been discharged in full on and from the Appointed Date and corresponding effect shall be given in the books of account of the Transferee Company.

4.3 All benefits including under Income Tax, Excise (including Modvat / Cenvat), Sales Tax (including deferment of Sales Tax), etc. to which the Transferor Companies are entitled to in terms of the various Statutes and / or Schemes of Union and State Governments, shall be available to and vest in the Transferee Company, without any further act or deed.

4.4 The transfer and vesting of the Undertakings of the Transferor Companies, as aforesaid, shall be subject to the existing charges, mortgages and encumbrances, if any, over or in respect of any of the assets or any part thereof, provided however that such charges, mortgages and / or encumbrances shall be confined only to the relative assets of the Transferor Companies or part thereof on or over which they are subsisting on transfer to and vesting of such assets in the Transferee Company and no such charges, mortgages, and / or encumbrances shall extend over or apply to any other asset(s) of the Transferee Company. Any reference in any security documents or arrangements (to which the Transferor Companies are parties) to any assets of the Transferor Companies shall be so construed to the end and intent that such security shall not extend, nor be deemed to extend, to any of the other asset(s) of the Transferee Company. Similarly, the Transferee Company shall not be required to create any additional security over assets acquired by it under this Scheme for any loans, debentures, deposits or other

financial assistance availed by it and the charges, mortgages,.and / or encumbrances in respect of the same shall not extend or be deemed to extend or apply to the assets so acquired by the Transferee Company.

5. **LEGAL PROCEEDINGS :**

Suits, actions and proceedings of whatsoever nature, if any, (hereinafter called "the Proceedings") pending on the Effective Date, by or against the Transferor Companies, shall not abate or be discontinued nor be in any way prejudicially affected by reason of the amalgamation of the Transferor Companies with the Transferee Company or anything contained in the Scheme, but the Proceedings may be continued and enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as the same would or might have continued and enforced by or against the Transferor Companies, in the absence of the Scheme.

6. **CONTRACTS AND DEEDS :**

6.1 All contracts, deeds, bonds, agreements, arrangements, licences, engagements and other instruments of whatsoever nature to which the Transferor Companies are parties or to the benefit of which the Transferor Companies may be eligible, and which have not lapsed and are subsisting on the Effective Date, shall remain in full force and effect against or in favour of the Transferee Company as the case may be, and may be enforced by or against the Transferee Company as fully and effectually as if, instead of the Transferor Companies, the Transferee Company had been a party or beneficiary thereto.

6.2 The Transferee Company shall, if and to the extent required by law, enter into and / or issue and / or execute deeds, writings or confirmations, to give formal effect to the provisions of Clause 6 and to the extent that the Transferor Companies are required prior to the Effective Date to join in such deeds, writings or confirmations, the Transferee Company shall be entitled to join in such deeds, writings or confirmations instead of the Transferor Companies.

7. **SAVING OF CONCLUDED TRANSACTIONS :**

The transfer of the Undertakings of the Transferor Companies under Clause 4 above, the continuance of the Proceedings under Clause 5 above and the effectiveness of contracts and deeds under Clause 6 above, shall not affect any transaction or the Proceedings already concluded by the Transferor Companies on or before the Effective Date and shall be deemed to have been done and executed on behalf of the Transferee Company.

8. **EMPLOYEES :**

On and from the Effective Date:

8.1 All the employees of the Transferor Companies in service on the Effective Date shall become the employees of the Transferee Company on the same terms and conditions on which they are engaged by the Transferor Companies without treating it as a break, discontinuance or interruption in service.

8.2 The Provident Funds, Gratuity Funds, Superannuation Fund or any other Fund or Funds created or existing for the benefit of the employees, as applicable, of the Transferor Companies shall be continued by the Transferee Company and the Transferee Company shall stand substituted for the Transferor Companies for all

purposes whatsoever, including in relation to the obligation to make contributions to the said Fund or Funds in accordance with the provisions thereof to the end and intent that all rights, duties, powers and obligations of the Transferor Companies in relation to such Fund or Funds shall become those of the Transferee Company.

8.3 The services of the employees of the Transferor Companies will be treated as having been continuous, without any break, discontinuance or interruption, for the purpose of membership and the application of the Rules or Bye-laws of the said Funds.

9. DISSOLUTION OF THE TRANSFEROR COMPANIES :

The Transferor Companies shall be dissolved without winding up or liquidation in accordance with the provisions of Section 394 of the Act.

10. CONDUCT OF BUSINESS OF THE TRANSFEROR COMPANIES :

With effect from the Appointed Date and up to the Effective Date:

10.1 The Transferor Companies shall carry on and be deemed to have carried on all their business and activities and shall hold and stand possessed of and be deemed to have held and stood possessed of all their assets for and on account of and in trust for the Transferee Company.

10.2 The Transferor Companies shall carry on their business and activities with due diligence and business prudence and shall not charge, mortgage, encumber or otherwise deal with or alienate their assets or any part thereof, nor incur, accept or acknowledge any debt, obligation or any liability or incur any major expenditure, except as is necessary in the ordinary course of their business, without the prior written consent of the Transferee Company.

10.3 All profits or income accruing or arising to the Transferor Companies or expenditure or losses arising or incurred by the Transferor Companies shall for all purposes be deemed to have accrued as the profits or income or expenditure or losses, as the case may be, of the Transferee Company.

11. ISSUE OF SHARES:

11.1 Upon the Scheme coming into effect, and without any further application, act or deed:

11.1.1 The Transferee Company shall, in consideration of the amalgamation, issue and allot to the members of the Transferor Companies holding fully paid-up Equity Shares in the Transferor Companies and whose names appear in the Register of Members of the Transferor Companies on such date (hereinafter referred to as the "**Record Date**"), as the Board of Directors of the Transferee Company or a committee thereof will determine, Ordinary Shares of Rs.10/- each in the Transferee Company credited as fully paid-up with rights attached thereto as hereinafter mentioned (hereinafter referred to as the "**New Ordinary Shares**") in the following ratios:

(i) 3 (Three) New Ordinary Shares of Rs.10/- each in the Transferee Company credited as fully paid-up for every 25 (Twenty Five) Equity Shares of Rs.10/- each, fully paid-up held in ITCHL; and

(ii) 1 (One) New Ordinary Share of Rs.10/- each in the Transferee Company credited as fully paid-up for every 150 (One Hundred and Fifty) Equity Shares of Rs.10/- each, fully paid-up held in AHL.

11.1.2 All Equity Shares held by the Transferee Company in the Transferor Companies and all Equity Shares held by the Transferor Companies inter se shall stand cancelled. In lieu of such Equity Shares, no New Ordinary Shares in the Transferee Company shall be issued to any person whatsoever.

11.2 In respect of the Equity Shares of the Transferor Companies already held in dematerialised form, the New Ordinary Shares to be issued by the Transferee Company in lieu thereof shall also be issued in dematerialised form with the shares being credited to the existing depository accounts of the members of the Transferor Companies entitled thereto, as per records maintained by the National Securities Depository Limited or Central Depository Services (India) Limited on the Record Date.

In respect of the Equity Shares in the Transferor Companies held in certificate form, each member holding such shares shall have the option, exercisable by notice in writing, by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a committee thereof, to receive, either in certificate form or in dematerialised form, the New Ordinary Shares of the Transferee Company in lieu thereof in accordance with terms hereof. In the event such notice has not been received by the Transferee Company in respect of any of the members, the New Ordinary Shares of the Transferee Company shall be issued to such members in certificate form. Those members exercising the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the depository account of such member with the New Ordinary Shares of the Transferee Company. Notwithstanding anything to the contrary in this Scheme, upon the New Ordinary Shares in the Transferee Company being issued and allotted by it to the members of the Transferor Companies, the share certificates in relation to the Equity Shares held by them in the Transferor Companies shall stand cancelled.

11.3 In respect of Equity Shares of ITCHL where calls are in arrears, without prejudice to any remedies that ITCHL or the Transferee Company, as the case may be, shall have in this behalf, the Transferee Company shall not be bound to issue any New Ordinary Shares of the Transferee Company (whether partly paid or otherwise) nor to confirm any entitlement to such holder.

11.4 Insofar as any forfeited shares of ITCHL are concerned, no New Ordinary Shares shall be issued in lieu thereof.

11.5 The New Ordinary Shares to be issued by the Transferee Company and / or rights thereon, pursuant to Clause 11.1 above in respect of Equity Shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall also be kept in abeyance.

11.6 No fractional shares shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the members of the Transferor Companies may be entitled on issue and allotment of the New Ordinary Shares of the Transferee Company. The Board of Directors of the Transferee Company or a committee thereof shall consolidate all such fractional entitlements, and issue

and allot New Ordinary Shares in lieu thereof to a Director and / or Officer(s) of the Transferee Company on the express understanding that such Director and / or Officer(s) to whom such New Ordinary Shares are allotted shall sell the same in the market and pay to the Transferee Company the net sale proceeds thereof, whereupon the Transferee Company shall distribute such net sale proceeds to the members of the Transferor Companies in proportion to their fractional entitlements.

11.7 On the approval of the Scheme by the members of the Transferor Companies and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the said members have also accorded all relevant consents under Section 81(1-A) of the Act or any other provisions of the Act to the extent the same may be considered applicable.

11.8 The New Ordinary Shares of the Transferee Company to be issued and allotted in lieu of the Equity Shares of the Transferor Companies, shall rank pari passu in all respects with the Ordinary Shares of the Transferee Company save and except that the New Ordinary Shares shall be entitled to dividend with effect from the Appointed Date subject to the provisions of Clauses 11.9 and 11.10 hereof. Until the Effective Date, the holders of the Equity Shares of the Transferor Companies shall continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividend, if any, declared in accordance with the Act and the Articles of Association of the Transferor Companies.

11.9 The Transferor Companies may declare and pay dividend to their shareholders for any financial year or any period prior to the Effective Date provided that if such dividend is for any period commencing on or after the Appointed Date, the Board of Directors of the Transferor Companies shall obtain the prior consent and approval of the Board of Directors of the Transferee Company before making such recommendation to the members of the Transferor Companies.

11.10 If, before the Effective Date, the Transferor Companies declare any dividend for any period between the Appointed Date and the Effective Date, any entitlement to dividend on the New Ordinary Shares issued by the Transferee Company in lieu of the corresponding Equity Shares of the said Transferor Companies, shall stand reduced by the amount of dividend declared by the said Transferor Companies on such Equity Shares for the corresponding period.

11.11 The New Ordinary Shares of the Transferee Company issued in terms of the Scheme shall, subject to applicable regulations, be listed and / or admitted to trading on the stock exchange(s) where the Ordinary Shares of the Transferee Company are listed and / or admitted to trading.

12. ACCOUNTING :

12.1 On and from the Appointed Date and subject to the provisions hereof and such other corrections and adjustments as may, in the opinion of the Board of Directors of the Transferee Company, be required and except to the extent required otherwise by law, the reserves of the Transferor Companies shall be merged with the corresponding reserves of the Transferee Company.

12.2 All assets and liabilities, including reserves, of the Transferor Companies transferred to the Transferee Company under the Scheme shall be recorded in the books of account of the Transferee Company at the book value as recorded in the Transferor Companies' books of account.

12.3 The Transferee Company shall adjust the balance of the Profit and Loss Accounts of the Transferor Companies against its General Reserves.

12.4 Such reserves of the Transferor Companies, including Share Premium accounts, as the Board of Directors of the Transferee Company may decide, will be incorporated in the books of account of the Transferee Company as reduced by any unamortised discount on the issue of shares of the Transferor Companies.

12.5 The Share Capital of the Transferor Companies as adjusted for (a) the cost of investment of the Transferee Company in the share capital of the Transferor Companies (b) the cost of investment of the Transferor Companies in the share capital held by them inter se and (c) the amount recorded as additional share capital issued by the Transferee Company on amalgamation shall, subject to other provisions contained herein, be reflected in the General Reserves of the Transferee Company and such Reserves shall be available for distribution by the Transferee Company.

12.6 In case of any difference in accounting policy between the Transferor Companies and the Transferee Company, the impact of the same till the Appointed Date will be quantified and adjusted in the General Reserves of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of consistent accounting policy.

13. APPLICATIONS :

The Transferee Company and the Transferor Companies shall, with all reasonable dispatch, make necessary applications to the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi respectively, for sanction and carrying out of the Scheme and for consequent dissolution of the Transferor Companies without winding up or liquidation and apply for and obtain such other approvals, as required by law. Any such application shall, upon constitution of the National Company Law Tribunal under Section 10FB of the Act, be made and / or pursued before the National Company Law Tribunal, if so required. In such event references in this Scheme to the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi shall be construed as references to the National Company Law Tribunal and / or the appropriate Benches thereof as the context may require.

14. APPROVALS AND MODIFICATIONS :

The Transferor Companies and the Transferee Company (by their respective Board of Directors or such other person or persons, as the respective Board of Directors may authorise) are empowered and authorised:

14.1 to assent from time to time to any modifications or amendments or substitutions of the Scheme or of any conditions or limitations which the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi and / or any authorities under law may deem fit to approve or direct or as may be deemed expedient or necessary; and

14.2 to settle all doubts or difficulties that may arise in carrying out the Scheme and to do and execute all acts, deeds, matters and things necessary, desirable or proper for putting the Scheme into effect. Without prejudice to the generality of the foregoing, the Board of Directors of the Transferee Company or a committee thereof shall be empowered to register and / or recognise any transfer of shares

of the Transferor Companies after the amalgamation for the purpose of issuing and allotting the New Ordinary Shares or delivering the certificates thereof to the shareholders of the Transferor Companies in terms of this Scheme and to otherwise settle or remove any doubt or difficulty in this regard.

15. **SCHEME CONDITIONAL UPON :**

The Scheme is conditional upon and subject to:

15.1 Approval of the Scheme by the requisite majority of the members of the Transferor Companies and of the members of the Transferee Company;

15.2 Sanction of the Scheme by the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi;

15.3 Such other sanctions and approvals including sanctions of any governmental or regulatory authority, as may be required by law in respect of the Scheme being obtained; and

15.4 The certified copies of the Orders of the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi referred to in Clause 15.2 above being filed with the Registrar of Companies, West Bengal and the Registrar of Companies, Delhi & Haryana.

16. **EFFECT OF NON-RECEIPT OF APPROVALS AND SANCTION :**

In the event of any of the approvals referred to in the preceding Clause not being obtained and / or the Scheme not being sanctioned by either the Hon'ble High Court at Calcutta or the Hon'ble High Court of Delhi at New Delhi on or before 30th June, 2005 or within such further period or periods as may be agreed upon by the Transferor Companies and the Transferee Company through their respective Board of Directors, the Scheme shall not take effect and shall be withdrawn and in that event no rights or liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person.

17. **COSTS, CHARGES AND EXPENSES :**

All costs, charges and expenses, in connection with the Scheme, arising out of or incurred in carrying out and implementing the Scheme and matters incidental thereto, shall be borne and paid by the Transferee Company. In the event the Scheme does not take effect or stands withdrawn for any reason whatsoever, each Company shall pay and bear their own costs.

Sd/- Anjan Kumar Mitra
23.02.2005
For Registrar

Schedule 'B' above referred to

Schedule of Assets

of

ITC Hotels Limited (ITCHL) as on April 1, 2004 to be transferred to ITC Limited by order under Section 394(1)(i) of the Companies Act, 1956

PART – I

(Short description of the Freehold Property of ITCHL)

1. Land admeasuring 383.50 sq. mtrs (458.66 yards) or thereabouts in Village Ghuma, Taluka Daskroi, District Ahmedabad, bearing Sub-Plot No. 9 of Block No. 111 comprising old Survey Nos. 94/2, 94/3 (P), 94/5, 94/6 and 94/7.

2. Hotel structure known as 'WelcomeHotel Rajputana Palace Sheraton' situated at Palace Road, Jaipur 302 006.

3. Hotel structure known as 'ITC Hotel Windsor Sheraton & Towers' situated at 25, Golf Course Road (earlier known as Sankey Road), Bangalore 560 052.

PART – II

(Short description of the Leasehold Property of ITCHL)

1. Land admeasuring 26,113 square metres or thereabouts situated at Palace Road, Jaipur 302 006.

2. Land admeasuring 1,65,762 square feet or thereabouts situated at 25, Golf Course Road (earlier known as Sankey Road), Bangalore 560 052.

3. Land admeasuring 45.15 Bighas or thereabouts in Jaisalmer Village, Jaisalmer bearing Khasra No. 414/1222, 415/1223 and 430/1224.

4. Office premises at A-9 USO Road (South of IIT), Qutab Institutional Area, New Delhi.

PART – III

(Short description of the stocks, shares, debentures and other choses-in-action of ITCHL)

Such assets are to be transferred as per the provisions of Clause 4.1.1 of the Scheme.

Schedule of Assets

of

Ansal Hotels Limited (AHL) as on April 1, 2004 to be transferred to ITC Limited by order under Section 394(1)(i) of the Companies Act, 1956

PART – I

(Short description of the Freehold Property of AHL)

Hotel structure known as 'Marriott WelcomHotel' situated at District Center, Saket, New Delhi 110 017.

PART – II

(Short description of the Leasehold Property of AHL)

Land admeasuring 9,850 square metres or thereabouts (*) situated at District Center, Saket, New Delhi 110 017.

(*) Conversion of this leasehold property into freehold property is under process.

PART – III

(Short description of the stocks, shares, debentures and other choses-in-action of AHL)

Such assets are to be transferred as per the provisions of Clause 4.1.1 of the Scheme.

Sd/- Anjan Kumar Mitra
23.02.2005
For Registrar

C.P. No. 551 of 2004
Connected with
C.A. No. 647 of 2004
IN THE HIGH COURT AT CALCUTTA
Original Jurisdiction
In the Matter of Companies Act, 1956

and

In the Matter of ITC Ltd.

Order

....

Dated this 24th day of January 2005
Filed this 23rd day of February 2005

Sd/-
Superintendent,
Company Matters Department

Sd/- 24.02.2005
Superintendent,
Copyists' Department,
High Court, O.S.

Khaitan & Co.
Attorney

THE COMPANIES ACTS, 1882 TO 1956.

COMPANY LIMITED BY SHARES.

ARTICLES OF ASSOCIATION

OF

ITC LIMITED

(Adopted by Special Resolution passed on the 13th day of July, 1956)

PRELIMINARY

1. The regulation contained in Table A in the first Schedule to the Indian Companies Act, 1882, shall not apply to this Company, but instead thereof the following shall be the Articles of the Company.

2. In these Articles unless there is something in the subject or context inconsistent therewith :-

"These Articles" means these Articles of Association as originally framed or as form time to time altered by Special Resolution.

"The Act" means the Companies Act, 1956

"The Company" means the above-named Company.

"The Directors" means the Board of Directors for the time being of the Company.

"The Register" means the Register of Members to be kept at the Office pursuant to Section 150 of the Act.

"The Seal" means the Common Seal of the Company.

"Insolvent" includes a person compounding or arranging with or making an assignment of all his property for the benefit of his creditors and "insolvency" shall have a corresponding meaning.

"Secretary" includes (subject to the provisions of the Act) an Assistant or Deputy Secretary and any person appointed by the Directors to perform any of the duties of the Secretary.

"Special Resolution", "Ordinary Resolution" and "Resolution requiring special notice" have the meanings assigned thereto by Sections 189 and 190 of the Act.

"The Office" means the Registered Office for the time being of the Company.

[1][ ]

"Paid Up" includes credited as paid up.

"Month" means calendar month according to the English style.

"In Writing" and "Written" means written typewritten, lithographed, stamped or printed or partly in one of the said forms and partly in another.

Words importing the singular number only include the plural, and vice versa, and words importing the masculine gender only include the feminine gender.

Words importing individuals only include corporations, unless where expressly stated to the contrary.

Reference in the Articles to any provision of the Act, shall, where the context so admits, be construed as a reference to such provision as modified or re-enacted by any statute for the time being in force.

Save as aforesaid, any words or expressions defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

OFFICE

3. The Office of the Company shall be in the town of Calcutta in the state of West Bengal or such other place as the Directors may, subject to the provisions of Section 146 of the Act, from time to time determine, and the business of the Company shall be carried on at such place or places as the Directors may from time to time determine.

CAPITAL

4. The Share Capital of the Company as from 23rd July, 2010 is Rs. 1000,00,00,000/- divided into 1000,00,00,000 Ordinary Shares of Re. 1/- each.

SHARES AND MODIFICATION OF RIGHTS

5. Any of the Shares for the time being unissued and any new shares from time to time to be created may from time to time be issued with any such right to preference in respect of dividend and of repayment of capital over any shares previously

---

[1][ ] Deleted by Special Resolution passed at the 86th Annual General Meeting of the Company held on 27th August, 1997.

CERTIFIED TRUE COPY

ITC Limited



(R. K. Singhi)
Senior Deputy Secretary

issued or then about to be issued (subject to the provisions hereinafter contained as to the consent of the holders of any class of shares where such consent is necessary), or at such a premium as compared with any other shares previously issued or then about to be issued, or subject to any such conditions or provisions, and with any such right or such terms as the Company may from time to time determine. Provided that option or right to call on shares shall not be given to any person or persons without the sanction of the Company in General Meeting.

6. Subject to the provisions of Section 80 of the Act, any Preference Shares may be issued on the terms that they are or at the option of the Company are to be liable to be redeemed on such terms and in such manner as the Company may by Special Resolution prescribe.

7. If at any time the share capital is divided into different classes of shares, the right attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of Sections 106 and 107 of the Act, and whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class and all the provisions of these Articles relating to general meetings shall *mutatis mutandis* apply, but so that the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class in question. This Article is without prejudice to the power of the Company under Article 48 hereof and the Company's right in general meeting to increase its Capital, and the right conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

8. The Company may exercise the powers of paying commissions conferred by Section 76 of the Act, provided that the rate per centum or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the said section and the rate of the commission shall not exceed the rate of the five per centum of the price at which the shares in respect whereof the same is paid are issued or an amount equal to five per centum of such price (as the case may be). Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

9. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered-holder.

10. The Company shall not give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance

for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company, nor shall the Company make a loan for any purpose whatsoever on the security of its shares, but nothing in this Article shall prohibit transactions mentioned in the proviso to Section 77 of the Act.

CERTIFICATE OF SHARES

11. Every Member shall be entitled to a certificate under Seal, specifying the share or shares to which he is entitled, and such certificate may be in such form as the Directors may from time to time prescribe. If several persons be registered as joint-holders of a share, they shall not be entitled to more than one certificate of such share between them, and delivery of such certificate to the person whose name stands first on the Register as one of the holders of such share shall be sufficient delivery to all such joint-holders thereof. A Member shall be entitled to one certificate for whole of his shares or to several certificates each for a part of such shares on payment of a sum not exceeding two rupees for each certificate after the first and such certificates shall be issued under the Seal of the Company and signed by one Director and countersigned by the Secretary or an Assistant Secretary.

*11A. Notwithstanding anything contained in Article 11 hereof the Board may refuse any application for sub-division or consolidation of number of shares or of certificates for shares of the Company into denomination of less that 50 shares except where such sub-division or consolidation is required to be made for compliance with any law or order or a decree of a competent Court or listing requirements of a Stock Exchange on which the Company's shares are or may be listed. Provided nevertheless that the Board may at its discretion and in exceptional circumstances and for avoiding any hardship or for any just and sufficient cause (on each of which the Board's decision shall be final and conclusive) accept any application for sub-division of consolidation of number of shares of certificates for shares into denomination of less than 50 shares.

12. If a share certificate is defaced, lost or destroyed it may be renewed on payment of such fee, if any, not exceeding two rupees and on such terms (if any) as to evidence and indemnity as the Directors think fit.

13 When a share is forfeited, and the certificate thereof is not delivered up to the Company, the Directors may issue a new certificate of the share, distinguishing it as they think fit from the certificate not delivered up.

LIEN

14. The Company shall have a first and paramount lien upon all the shares (other than fully paid shares) registered in the name of each Member (whether solely or jointly with others) and upon the proceeds of sale thereof for all moneys (whether

*Article 11A was inserted by a Special Resolution passed at the Annual General Meeting of the Company held on 23rd September, 1991.

presently payable or not) called or payable at a fixed time in respect of such shares and no equitable interest in any shares shall be created except upon the footing and condition that Article 9 hereof is to have full effect. And such lien shall extend to all dividends and bonuses from time to time declared in respect of such shares. Unless otherwise agreed the registration of a transfer of shares shall operate as a waiver of the Company's lien on any of such shares. The Directors may at any time declare any share wholly or in part to be exempt from the provisions of this Article.

15. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable not until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered-holder for the time being of the share, or the person entitled thereto by reason of his death or insolvency.

16. To give effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

17. The net proceeds of the sale after payment of the costs of the sale shall be received by the Company and applied in or towards payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS

[1][18. The Directors may from time to time (subject to any terms upon which any shares have been or may be issued) make such calls as they think fit upon the Members in respect of all moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium). Each Member shall be liable to pay the calls so made, to the persons or banking company, and at the times and places appointed by the Director. A call may be revoked or postponed as the Directors may determine.][1]

19. A call shall be deemed to be made at the time when the resolution authorising it is passed by the Directors and may required to be paid in instalments.

20. The joint-holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

---

[1][ ] Altered by Special Resolution passed at the 86th Annual General Meeting of the Company held on 27th August, 1997.

[1][21. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.][1]

22. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of those Articles as to payment to interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

[2][23. The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become Payable) pay interest at such rate (unless the Company in General Meeting shall otherwise direct) as may be agreed upon between the Directors and the Member paying such sum in advance. Moneys paid in advance of calls shall not confer a right to dividend or to participate in profits.][2]

TRANSFER OF SHARES

24. The instrument of transfer shall be in writing and all the provisions of Section 108 of the Companies Act and of any statutory modification thereof for the time being shall be duly complied with in respect of all transfer of shares and the registration thereof.

25. The instrument of transfer of any share shall be signed by or on behalf of both the transferor and the transferee, and the transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect thereof.

26. The Directors may, subject to the right of appeal conferred by Section 111 of the Act, decline to register any transfer of shares (not being fully paid shares) to a person of whom they shall not approve and they may also decline to register any transfer of shares on which the Company has a lien. If the Directors decline to register a transfer of any shares, they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal. Registration of a transfer shall not be refused on the ground of the transferor being, either alone of jointly with any other persons, indebted to the Company on any account whatsoever except a lien.

---

[1][ ] [2][ ] Altered by Special Resolution passed at the 86th Annual General Meeting of the Company held on 27th August, 1997.

27. The Director may also decline to recognise any instrument of transfer unless :—

[1][ ]

(b) The instrument of transfer is deposited at the office or other such place as the Directors may appoint, accompanied by the certificate of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and which evidence shall be permanently deposited in the custody of the Directors; and

(c) The instrument of transfer is in respect of only one class of shares.

*27A. Notwithstanding the provisions of Article 27 hereof the Board may not except any application for registration of transfer of less than 50 shares except in the case of —

(i) a transfer of shares made to comply with any law or statutory order or regulation or an order or a decree of a competent Court or listing requirements of Stock Exchange on which the Company's share are or may be listed;

(ii) a single transfer by a Member holding less than 50 shares of all the shares so held by him to one or more transferees;

(iii) a transfer by a Member holding less than 50 shares to one or more transferees where after such transfer the shareholding of the said transferee or transferees, as the case may be, will not be less than 50 shares; and

(iv) a transfer of not less than 50 shares in the aggregate in favour of the same transferee by several transferors by two or more instruments of transfer submitted together to the Company;

Provided nevertheless that the Board may at its discretion and in exceptional circumstances and for avoiding any hardship or for any just and sufficient cause (on each of which the decision of the Board shall be final and conclusive) accept any application for registration of transfer of less than 50 shares.

28. Article to be deleted 12-8-1971

29. The registration of a transfer shall be conclusive evidence of the approval of the Directors of the transferee.

30. On giving seven day's previous notice by advertisement in some newspaper circulating in Calcutta, the Register may be closed for such period or periods not exceeding in the whole forty-five days in any one year as the directors may from

---

*Article 27A was inserted by a Special Resolution passed at the Annual General Meeting of the Company held on 23rd September, 1991.

---

[1][ ] Deleted by Special Resolution passed at the 86th Annual General Meeting of the Company held on 27th August, 1997.

time to time direct, but so that the Register shall not be closed for longer period than thirty days at a time.

31. All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in any case of fraud) be returned to the person depositing the same.

32. Nothing in these Articles shall preclude the Directors from recognising renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

33. In the case of the death of a Member, the survivor where the deceased was a joint holder and the executors or administrators or personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this articles shall release the estate of a deceased joint-holder from any liability in respect of any share which had been jointly held by him.

34. Any person becoming entitled to a share in consequence of the death or insolvency of a Member may, upon such evidence as to the title being produced as may from time to time be required by the Directors, and subject as hereinafter provided, elect, either to be registered himself as holder of the share or to make such transfer of the share as the deceased or insolvent Member could have made. The Directors shall in other case, have the same right to decline or suspend registration as they would have had, if the deceased or insolvent Member had transferred the share before his death or insolvency.

35. If the person so becoming entitled shall elect to be registered himself he shall deliver or send to the Company a notice in writing signed by him, stating that he so elects. If he shall elect to have another person registered he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or insolvency of a Member had not occurred and the notice or transfer were a transfer signed by the Member.

36. A person becoming entitled to a share by reason of the death or insolvency of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered-holder of the share, except that he shall not before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meeting of the Company. Provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within ninety days the Directors may thereafter withhold payment of all dividends or other moneys payable on or in respect of the share until the requirements of the notice have been complied with.

FORFEITURE

37. If any member fails to pay any call or instalment of a call due in respect of any share on the day appointed for payment thereof, the Directors may at any time thereafter, during such time as the call or instalment remains unpaid, serve a notice on such Member requiring him to pay such call or instalment together with interest at the rate aforesaid.

38. The notice shall name a further day (not earlier than fourteen days from the date of service thereof) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed the shares on which the call was made will be liable to be forfeited.

39. If the requirements of such notice as aforesaid are not complied with, any share in respect of which such notice has been given may, at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

40. A forfeited share shall become the property of the Company and may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited share to any other person as aforesaid.

41. A Member whose share have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall notwithstanding the forfeiture remain liable to pay to the Company all money which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with interest thereon at five per centum per annum from the date of forfeiture until payment, and the Directors may enforce payment without any allowance for the value of the shares at the time of forfeiture.

42. A statutory declaration in writing that the declarant is a Director or the Secretary of the company, and that a share has been duly forfeited on a data stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof, together with the certificate for the share delivered to a purchaser or a allottee thereof, shall (subject to the execution of a transfer of the same be so required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

43. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

CONVERSION OF SHARES INTO STOCK

44. The Company may by Ordinary Resolution convert any paid-up shares into stock and reconvert any stock into paid-up shares of any denomination.

45. When any shares have been converted into stock the holders of such stock may transfer the same, or any part thereof, in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near there to as circumstances admit, but the Directors may from time to time, if they think fit, fix the minimum amount of stock transferable, with power nevertheless at their discretion to waive the observance of such rules in any particular case, provided that such minimum shall not exceed the nominal amount of the shares from which the stock arose.

46. The stock shall confer on the holders thereof respectively the same rights as would have been conferred by shares of equal amount of the class converted in the capital of the Company, but so that none of such rights except participation in dividends and profits of the Company and in the assets of the Company on a Winding up shall be conferred by any such amount of stock as would not if existing in shares of the class converted have conferred such rights.

47. No such conversion shall affect or prejudice any preference attached to the shares so converted. All the provisions contained in these Articles which are applicable to fully-paid shares shall, so far as circumstances will admit, apply to stock as well as to fully-paid shares, and the words "Share" and "Member" therein shall include "stock" and "stockholder" respectively.

INCREASE OF CAPITAL

48. The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided in to shares of such amount, as the Resolution shall prescribe.

49. All unissued and any new shares shall, subject to any directions to the contrary which may be given by the Company in General Meeting, be offered to the holders of the Ordinary Shares of the Company in accordance with the provisions of Section 81 of the Act.

50. All new shares shall be subject to the provisions of these Articles with reference to payment of calls, lien, transfers, transmission forfeiture and otherwise, and unless otherwise provided in accordance with these Articles the new shares shall be Ordinary Shares.

ALTERATION OF CAPITAL

51. The Company may by Ordinary Resolution :—

(a) Consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) Sub-divide its existing shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association subject, nevertheless, to the provisions of Section 94 (1) (d) of the Act;

(c) Cancel any shares which, at the date of the passing of the Resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital, by the amount of the shares so cancelled.

52. The Company may by Special Resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to any incident authorised, and consent required by law.

GENERAL MEETINGS

53. The Company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other meetings in that year, and shall specify the meeting as such in the notices calling it; and not more than fifteen months shall elapse between the date of one Annual General Meeting of the Company and that of the next and provided that such meeting shall be held within nine months after the expiry of the company's financial year. The Annual General Meeting shall be held at the Office or at some other place in the City of Calcutta as the Directors shall appoint at a time during business hours, on a day that is not a public holiday.

54. All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings.

55. The Directors may, whenever they think fit, convene an Extraordinary General Meeting, and Extraordinary General Meetings shall also be convened on such requisition, or, in default, may be convened by such requisitionists, as provided by Section 169 of the Act. If at any time there are not within the Union of India sufficient Directors capable of acting to form a quorum, any Director or any two members of the

Company may convene an Extraordinary General Meeting in the same manner as possible as that in which meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

56. An Annual General Meeting and an Extraordinary General Meeting shall be called by twenty-one days' notice in writing at the least. The notice shall be exclusive of the day for which it is given, and shall specify the place, the day and the hour of meeting and the business to be transacted and in the case of special business an explanatory statement shall be annexed in accordance with the provisions of Section 173 of the Act and such notice shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Act to all the Members and to the persons entitled to a share in consequence of the death or insolvency of a member and to the Auditors for the time being of the Company.

57. The accidental ommission to give notice of meeting to, or the non-receipt of notice of a meeting, by any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

58. All business shall be deemed special that is transacted at an Extraordinary General Meeting, and also all that is transacted at an Annual General Meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheet, and the ordinary reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors in the place of those retiring and the appointment of, and the fixing of the remuneration of the Auditors.

59. No business shall be transacted at any General Meeting unless a quorum of members is present. Save as in these Articles otherwise provided, five Members present in person shall be a quorum.

60. If within half-an-hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of or by members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and such other time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half-an-hour from the time appointed for the meeting the Members present shall be a quorum.

61. The Chairman of the Board of Directors or in his absence some other Director nominated by the Directors, shall preside as Chairman at every General Meeting of the Company, but if at any meeting no such Chairman or other Director is present within fifteen minutes after the time appointed for the holding of the meeting or if he is not

willing to act, the Directors present shall choose some Director present to be Chairman of the meeting, or if no Director is present, or if all the Directors present decline to take the Chair, the members present shall choose some Member present to be Chairman.

62. The Chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

63. At any General Meeting a resolution put to the vote of the meeting shall be decided on show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded in accordance with the provision of Sub-section (1) of Section 179 of the Act. Unless a poll be so demanded a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing he minutes of the proceedings of the Company shall be conclusive evidence of the fact with proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn.

64. Except as provided in Article 66, if a poll is duly demanded it shall be taken in such manner as the Chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

65. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

66. A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the meeting direct (not being more than forty-eight hours from the time when the demand was made), and any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

VOTES OF MEMBERS

67. Subject to any special conditions or restrictions as to voting upon which any shares may be issued or may, for the time being, be held, on a show of hands every member present in person shall have one vote, and on a poll every member present in

person or by proxy shall have one vote for every share held by him in respect of which he is entitled to vote.

68. Where there are joint holders, the vote of the senior who tenders a vote whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose, seniority shall be determined by the order in which the name stand in the Register of Members.

69. A member of unsound mind, or in respect of whom an order has been made by any Court having jurisdiction in lunacy may vote, whether on a show of hands or on a poll, by his committee or other legal guardian, and such committee or guardian may on a poll vote by proxy, provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the Office or such other office of the Company as may from time to time be designated by the Directors, not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which such person claims to vote.

70. No Member shall, unless the Directors otherwise determine, be entitled to vote at any General Meeting, either personally or by proxy, or to exercise any privilege as a Member unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

71. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting whose decision shall be final and conclusive.

72. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised. A proxy may be either general or special.

73. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially-certified or office copy of that power or authority shall be deposited at the Office or such other office of the Company as may from time to time be designated by the Directors, not less than forty-eight hours before the time for holding the meeting or adjourned meeting, at which the person named in the instrument proposes to vote, or, in the case of a poll, not less than twenty-four hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid.

74. A general or a special proxy may be given by any Member to any person or persons over twenty-one years of age and of sound mind for any and every meeting of the Company held at any time and at any and every adjournment of such meeting, and shall be in force and of full effect and available for any and every meeting until a

revocation in writing shall have been received by the Company from the Member giving such proxy. The appointment of a general proxy shall be in the form following or to the like effect :-

"I, of
a Member of the ITC Limited hereby appoint
of
or failing him of
or failing him either may in writing appoint any other person to act as my general proxy at any and every meeting of the Company held at any time and at any and every adjournment of such meeting and this proxy shall be in force and of full effect and available for any and every meeting until a revocation in writing shall have been received by the Company from me.

AS WITNESS MY hand this day of 19

Signed "

75. The appointment of a special proxy shall be in the form following or to the like effect :-

"I, of
a Member of the ITC Limited hereby appoint
of
or failing of
as my proxy to vote on my behalf at the General or Extraordinary Meeting of the Company (as the case may be) to be held on the
day of of 19

AS WITNESS my hand this day of 19
Signed "

76. The instruments appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll, but the proxy shall not be entitled to vote except on a poll.

77. A vote given in accordance with the terms of an instruments of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

CORPORATION ACTING BY REPRESENTATIVES AT MEETING

78. Any corporation which is a Member of the Company may by resolution of its Directors or other governing body authorise such person it thinks fit to act as its representatives at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

DIRECTORS

79. Unless and until otherwise determined by the Company in General Meeting the number of Directors shall not be less than five nor more than eighteen.

80. Unless otherwise determined by the Company in General Meeting, a Director shall not require any qualification.

*80A. Unless otherwise determined by the Company in General Meeting, each Director of the Company other than a Wholetime or a Managing Director shall be paid out of the funds of the Company by way of remuneration for his services in attending each meeting of the Directors such sum as may be prescribed by the Companies Act, 1956 or the Central Government from time to time and applicable to the Company.

*80B. Notwithstanding anything to the contrary contained in these Articles so long as any monies remain owing by the Company to the Industrial Development Bank of India (IDBI), Industrial Finance Corporation of India (IFCI), The Industrial Credit and Investment Corporation of India Ltd. (ICICI), General Insurance Corporation of India, New India Assurance Co. Ltd., The Oriental Insurance Co. Ltd., The United India Insurance Co. Ltd., and National Insurance Co. Ltd., (GIC and its subsidiaries), Life Insurance Corporation of India (LIC) and Industrial Reconstruction Bank of India Ltd.(IRBI), Unit Trust of India (UTI) or to any other Finance Corporation or Credit Corporation or to any other Financing Company or Body out of any loans granted by them to the Company or so long as IDBI, IFCI, ICICI, GIC and its subsidiaries, LIC, IRBI and UTI or any other Finance Corporation or Credit Corporation or any other Financing Company or Body, hereinafter in this Article referred to as 'The Corporation' continue to hold debentures in the Company by direct subscription or private placement, the Corporation shall have a right to appoint from time to time, any person or persons as a Director or Directors, wholetime or non wholetime Directors, (which Director or Directors is/are hereinafter referred to as 'Nominee Director/s') on the Board of the Company and to remove from such office any person or persons so appointed and to appoint any person or persons in his or their place/s.

The Board of Directors of the Company shall have no power to remove from office the Nominee Director/s. At the option of the Corporations such Nominee Director/s shall not be required to hold any share qualification in the Company.

Also at the option of the Corporation such Nominee Director/s shall not be liable to retirement by rotation of Directors. Subject as aforesaid the Nominee Director/s shall be entitled to the same rights and privileges and be subject to the same obligations as any other Director of the Company.

The Nominee Director/s so appointed shall hold the said office only so long as any monies remain owing by the Company to the Corporations or so long as the Corporations hold debentures in the Company as a result of direct subscription or private placement and the Nominee Director/s so appointed in exercise of the said power shall ipso facto vacate such office immediately the monies owing by the Company to the Corporations is paid of and/or on the Corporations ceasing to hold debentures in the Company.

The Nominee Director/s appointed under this Article shall be entitled to receive all notices of and attend all General Meetings, Board Meetings and of the Meetings of any Committee of which the Nominee Director/s may be member/s as also the minutes of such meetings. The Corporations shall also be entitled to receive all such notices and minutes. The Company shall pay to the Nominee Directors/s sitting fees and expenses to which the other Directors of the Company are entitled but if any other fees, commission, monies or remuneration in any form is payable to the Directors of the Company, the fees, commission, monies and remuneration in relation to such Nominee Director/s shall accrue to the Corporations and the same shall accordingly be paid by the Company directly to the Corporations. All expenses that may be incurred by the Corporations or such Nominee Director/s in connection with their appointment or Directorship shall also be paid or reimbursed by the Company to the Corporations or as the case may be to such Nominee Director/s.

Provided that if any such Nominee Director/s in an officer of the Corporations the sitting fees, in relation to such Nominee Director/s shall also accrue to the Corporations and the same shall accordingly be paid by the Company directly to the Corporations.

Provided also that in the event of the Nominee Director/s being appointed as Wholetime Director/s, such Nominee Director/s shall exercise such powers and duties as may be approved by the Corporation and have such rights as are usually exercise or available to a Wholetime Director, in the Management of the affairs of the Company. Such Nominee Director/s shall be entitled to receive such remuneration, fees, commission and monies as may be approved by the Corporations.

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*Articles 80A and 80B were inserted by a Special Resolution passed at the Annual General Meeting of the Company held on 25th August, 1977.

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*Previous Articles 80A and 80B were deleted and substituted by new Articles 80A, and 80B, in lieu thereof, by a Special Resolution passed at the Annual General Meeting of the Company held on 14th October, 1988.

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81. (1) Subject to the provisions of the Act and, if required by Law, to the Consent of the Government of India, the remuneration of the Directors shall be determined form time to time by the Directors and may as to the whole or part be paid monthly and any such monthly payment shall be deemed to accrue from day to day.

(2) In addition to the remuneration payable to them in accordance with the provisions of the Act, the Directors may be paid all travelling, hotel and other expenses properly incurred by them—

(a) in attending and returning from meetings of the Board of Directors, or a Committee thereof or general meetings of the Company; or

(b) in connection with the business of the Company.

BORROWING POWERS

82. Subject to the provisions of Section 293 (1) (d) of the Act, the Directors may from time to time raise or borrow for the purposes of the Company or secure the payment of any sum or sums of money. The Directors may raise or secure the repayment of such moneys in such manner and upon such terms and conditions as they think fit, and in particular by mortgages or bonds or by the issue of debentures or debenture-stock of the Company, perpetual or terminable, and with or without a trust deed charged upon all or any part of the property of the Company (both present and future), including its uncalled capital for the time being. Such mortgages, bonds debentures and other securities as aforesaid may be on such terms and conditions and with or without power of sale and with such other powers as the Directors shall think fit.

POWERS AND DUTIES OF DIRECTORS

83. The business of the Company shall be managed by the Directors who may exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the Company in General Meeting, subject, nevertheless, to any of these Articles, to the provisions of the Act, and to such regulations being not inconsistent with aforesaid Articles or provisions, as may be prescribed by the Company in General Meeting; but no regulation made by the Company in General Meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

84. Without prejudice to the general powers conferred by the last preceding Article, and so as not in any way to limit or restrict those powers and without prejudice to the other powers conferred by these Articles, it is hereby expressly declared that the Directors shall have following powers, that is to say:—

(a) They may appoint and at their pleasure remove or suspend such officers, departmental managers, clerks and servants, either for permanent or temporary or special services as they may from time to time deem expedient for carrying on the business of the Company,

and may determine the duties and powers of such officer, clerks and servants, and may fix the amount of their salaries and emoluments, and pay the same out of the funds of the Company. Subject to the provisions of Section 314 of the Act, any Directors may, subject to approval by his co-Directors or by the Company in General Meeting, be appointed to be Secretary or Solicitor or to hold any other office or employment under the Company, and in respect of any such office or employment as aforesaid Directors may be paid such salary or remuneration as the Directors shall from time to time determine.

(b) They may from time to time and at any time by power of attorney appoint any company, firm or person including a Director or officer or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

(c) They may remunerate any person rendering service to the Company, whether in its regular employment or not, in such manner as to them may seem fit, whether by cash, salary or shares or debentures or by a commission or shares of profits either in any particular transaction or generally or by way of percentage on wages or salaries or in any other manner or by any other method.

(d) Irrespective of the powers conferred by the last proceeding clause they, subject to the sanction of the Central Government, if necessary, may award special remuneration out of Funds of the Company to any Directors for special services rendered to the Company, such remuneration being either by agreed sum, percentage on profit or bonus or any or all of such methods or otherwise as may be determined by the Directors.

(e) They may, subject to the provisions of Section 293 of the Act, for carrying on and managing the business of the Company, invest, borrow and lend money (except to themselves) and purchase, hire, rent or acquire any houses, warehouses, buildings or lands of any tenure, or acquire any leasehold or other interest in any houses, warehouses or buildings or lands, on such terms as they may from time to time think advisable. They may pull down, remove, alter or convert any such houses, warehouses or buildings, and may erect and build such other houses, warehouses and buildings in lieu thereof on any land purchased, hired, rented or acquired as aforesaid, in such manner as they may consider necessary or advisable for carrying on the business of the Company. They may purchase or otherwise acquire machinery, plant and other effects, and insure against loss by fire all or any such houses, warehouses or buildings, and may let or demise or given possession of the whole or any part of the same, whether fitted up or finished or otherwise, to such person or persons

and on such terms as to tenancy or occupation as they may consider advisable with regard to the interests of the Company, and the promotion or carrying on of its business. They may from time to time sell and buy in any such lands, houses, warehouses or buildings as aforesaid, and may let, demise or resale the same, and may otherwise deal with all or any of the same as they consider most conductive to the interests of the Company.

(f) They may, upon such terms as they think fit purchase or otherwise acquire or undertake the whole or any part of the business, assets and liabilities, including shares, stocks, bonds, debentures, mortgages or other obligations, or any or either of them, of any other company, trust, corporation or person carrying on any business which this Company is authorised to carry on, or possessed of any property or right suitable for the purposes of this Company, and to acquire the business of any company, corporation or trust, if deemed expedient, by amalgamation with such company, corporation or trust, instead of by purchase in the ordinary way.

(g) They may pay for any business or undertaking, or any property or rights acquired by the Company, in cash or subject to the consent of the Company in General Meeting, in shares, with or without preferred rights in respect of dividends or repayment of capital or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another, and generally on such terms as they may determine.

(h) Subject to the provisions of Section 293 (1) of the Act, they may sell the business or undertaking of the Company, or any part thereof, including any shares, stocks, bonds, debentures, mortgages or other obligations or securities, or any or either of them, patents, trade-marks, trade-names, copy-rights, licences or authorities or any estate, rights, property privileges or assets of any kind.

(i) They may, subject to the provisions of Section 293 (1) of the Act, accept payment for the business or undertaking of the Company, or for the property or rights sold or otherwise disposed of or dealt with by the Company either in cash or by instalments or otherwise or in shares or bonds of any company, trust or corporation, with or without deferred or preferred rights, in respect of dividends or repayment of capital or otherwise, or by means of a mortgage or by debentures, debenture stock, mortgage debenture or bonds of any company, trust, or corporation or partly in one mode and partly in another, and generally on such terms as they may determine.

(j) They may institute, intervene in, conduct, defend, compromise, refer to arbitration, and abandon legal and other proceedings, and claims by and against the Company, and the Directors and Officers of the Company and otherwise concerning the affairs of the Company.

(k) They may subject to the provisions of Section 293 (1) (b) of the Act, compound for debts or give time for the payment of debts due to the Company.

(l) They may do any or all things or matters mentioned in the Memorandum of Association.

* 84A. The Board may from time to time set up Division(s) and Divisional Board(s) for the management and transaction of the affairs of the Company is such manner as it may deem fit.

*84B. The Board may from time to time appoint any person or persons to be member(s). Senior Member(s), President(s). Vice-President(s) and Senior Vice-President(s) of such Division(s) or Divisional Board(s) and may delegate to any person or persons so appointed. Subject to the provisions of Section 292 and Section 293 of the Act and Article 108 of the Articles of Association of the Company, such powers, authorities and discretions as the Board may deem fit; provided that the Board may remove at any time any person or persons so appointed and fill up the vacancies therein and any such appointment or delegations may be made on such terms and subject to such conditions as the Board may deem fit, and the Board may at any time annul or vary any such delegation.

*84C. The Board may at any time and from time to time change and re-constitute any Division(s) and divisional Board(s) in any manner whatsoever.

85. Subject to the provisions of Section 297 and 299 of the Act, no Director shall be disqualified by his office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office, or of fiduciary relations thereby established.

86. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for money paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed as the case may be, in such manner as the Director shall from time to time by resolution determine.

87. The Directors shall cause minutes to be made in books provided for the purpose in accordance with the requirements of Section 193 of the Act.

Any such minute if purporting to be signed by the Chairman of the meeting at which the proceedings were held, or by the Chairman of the next succeeding meeting, shall be evidence of the proceedings.

88. Every order or resolution which appears recorded as part of the proceedings, and notwithstanding it to be impeachable on any ground whatsoever, shall, so long as the order or resolution subsists unrescinded, be treated, recognised and acted upon as valid and binding on all the Members and their representatives, so far as the

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* The new Articles 84A, 84B and 84C incorporated vide Special Resolution dated 30th March, 1976.

order or resolution of the Board can bind them, and shall be sufficient authority for all acts and proceedings in conformity therewith.

89. Nevertheless, the Minute Book may be amended according to the fact where it shall be shown to be erroneous, and such correction may be made by the order of the Directors or of a General Meeting, as the case may be.

DISQUALIFICATION OF DIRECTORS

90. The office of the Director shall be vacated ipso facto:—

(a) If by notice in writing given to the Company he resigns his office.

(b) In any of the events specified in sub-section (1) of Section 283 of the Act.

RETIREMENT OF DIRECTORS

91. At the Annual General Meeting in every year one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third shall retire from office. A Director retiring at a meeting shall retain office until the dissolution of that meeting.

92. The Directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

93. A retiring director shall be eligible for re-election.

94. The Company at the meeting at which a Director retires in manner aforesaid may fill the vacated office by electing the retiring Director or some other person hereto, and if the place of the retiring Director is not so filled up and the meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week at the same time and place and if at the adjourned meeting also the place of the retiring Director is not filled and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall subject to the provision of Section 256 (4) (b) of the Act, be deemed to have been appointed.

95. Subject to the provisions of Section 258 of the Act the Company may from time to time by Ordinary Resolution increase or reduce the number of Directors within the limits fixed by these Articles, and may also determine what rotation the increased or reduced number is to go out of office.

96. The Directors shall have power at any time, and from time to time, to appoint any person to be a Director, either to fill a causal vacancy or as an addition to the existing Directors, but so that the total number of Directors shall not at any time exceed the number fixed by or in accordance with these Articles. Any Director so appointed shall hold office only until the next following Annual General Meeting, and shall then be eligible for re-election and shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

97. In accordance with provisions of Section 284 of the Act the Company may by Ordinary Resolution remove any Director before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Directors.

98. The Company may likewise by Ordinary Resolution appoint another person in place of a Director remove from office under the immediately preceding Articles, and without prejudice to the powers of the Directors under Article 96 the Company in General Meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director. A person appointed in place of a Director so removed or to fill such vacancy shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

99. A Director may retire from his office upon giving one month's notice in writing to the Company of his intention to do so, and resignation shall take effect upon the expiration of such notice or its earlier acceptance by the Directors.

100. A Director who is absent from or who is about to leave the district in which the Meetings of the Directors are ordinarily held for a period of not less than three months may in writing request the Directors to appoint any person to be an Alternate Director during his absence from the district and such appointment shall have effect and such appointee while he holds office shall be entitled to the notice of Meetings of the Directors and to attend and vote hereat accordingly and generally to exercise all the rights and functions of such absent Director subject to any limitations or restrictions in the instrument appointing him, but he shall ipso facto vacate office if and when his appointor returns to the district or vacates office as a Director.

PROCEEDINGS OF DIRECTORS

101. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting

shall be decided by a majority of votes. A Director may, and the Secretary on the requisition of a Director, shall at any time summon a Meeting of the Directors.

102. The quorum necessary for the transaction of the business of the Directors shall be as provided in Section 287 of the Act.

103. A meeting of Director at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions by or under these Articles for the time being vested in or exercisable by the Directors generally.

104. The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or in accordance with these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting of the Company, but for no other purpose.

105. The Directors may elect a Chairman *[one or more Vice-Chairman] and one or more Deputy Chairman of their meetings, and determine the period for which they are respectively to hold office; but if no such Chairman, Vice-Chairman or Deputy Chairman be elected, or if at any Meeting none of them be present at the time appointed for holding the same, the Directors shall choose some one of their number to be Chairman of such meeting.

106. In the case of an equality of votes the Chairman of the meeting, if he be the Chairman elected under the last proceeding Article, shall have a second or casting vote, but no other Chairman of a Meeting of Directors shall have a second or casting vote.

107. The office of Chairman or Vice-Chairman or Deputy Chairman may be filled up on any vacancy by the Directors.

108. The Directors may, subject to the provisions of Section 292 of the Act, delegate any of their power to committees consisting of such member or members of their body as they think fit. Any Committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

109. A committee may elect a Chairman of its meetings; if no such Chairman is elected, or if at any meeting the Chairman is not present at the time appointed for holding the same, the members present may chose one of their number to be Chairman of the Meeting.

110. A Committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote. The quorum for a meeting of a Committee consisting of two or more Members, unless otherwise determined by the Committee, shall be two.

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*The words 'a Vice-Chairman' in the first line of Article 105 deleted and the words one or more 'Vice-Chairman' substituted therefor vide Special Resolution dated 30th March 1976.

111. All Acts done by any meeting of Directors or of a Committee of Directors, or by any person acting as a Director shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified or had vacated office or were not entitled to vote as valid both against and in favour of the Company and all other persons (but not in favour of such person) as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote. A resolution in writing, signed by all Directors, shall, except for the matters mentioned in Section 292 of the Act, be as valid and effectual, as if it had been passed at a meeting of Directors duly called and constituted.

PENSIONS AND ALLOWANCES

112. The Directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowance or emolument to any persons who are or were at any time in the employment or service of the Company, or of any company which is subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time Directors or Officers of the Company or of any such other company as aforesaid, and the wives, widow, families and dependents of any such person, and also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid, or of any such person as aforesaid, and make payments for or towards the insurance of any such persons as aforesaid, and subject to the provisions of the Memorandum of Association and Section 293 (1) (e) of the Act, subscribe or guarantee money for any charitable or benevolent objects or for any exhibition, or for any public, general or useful object, and do any of the matters aforesaid either alone or in conjunction with any such other Company, as aforesaid. Subject always, if the Act shall so require, to particulars with respect to the proposed payment being disclosed to the Members of the Company and to the proposal being approved by the Company, and Director shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

SECRETARY

113. The Secretary shall be appointed by the Directors, and any Secretary so appointed may be removed by them.

114. Anything by the Act required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any Assistant or Deputy Secretary, or if there is no Assistant or Deputy

Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors. Provided that any provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of the Secretary.

SEAL

115. The Directors shall provide for the safe custody of the Seal and the Seal shall never be used except by the Authority of the Directors or a Committee of Directors authorised in that behalf. Any document to which the Seal of the Company is affixed, other than Share Certificates, shall be signed by two Directors and countersigned by the secretary or an Assistant Secretary.

116. The Company may exercise the power conferred by Section 50 of the Act and such power shall accordingly be vested in the Directors.

DIVIDENDS AND RESERVE

117. The Company in General Meeting may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

118. The Directors may if they think fit from time to time pay to the Members such interim dividends as appear to the Directors to be justified by the profits of the Company. If at any time the share capital of the Company is divided into different classes the Directors may pay such interim dividends in respect of the Ordinary Shares of the Company as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Directors act *bona fide* they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on such Ordinary Shares. The Directors may also pay half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of opinion that the profits justify the payment.

119. No dividend shall be paid otherwise than out of the profits.

120. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such

investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

121. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid-up on the shares in respect whereof the dividend is paid, but no amount paid-up on a share in advance of calls shall be treated for the purposes of this Article as paid-up on the share. All dividends shall be apportioned and paid *pro rata* according to the amounts paid-up on the shares during any portion or portions of the period in respect of which dividend is paid except that if any share is issued on terms provided that it shall rank for dividend as if paid (in whole or in part) as from a particular date such share shall rank for dividend accordingly.

122. The Directors may deduct from any dividend or other moneys payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

123. [1][ ]

[2][124. All unclaimed dividends will be dealt with in accordance with the provisions of the Act. No dividend shall bear interest as against the Company. No unclaimed dividend will be forfeited before the claim thereto becomes barred by law and such forfeiture, when effected, will be annuled in appropriate cases.][2]

125. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member of person entitled thereto and in the case of joint-holders, to any one of such joint-holders, or to such person and to such address and the holder or joint-holders may in writing direct. Every such Cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint-holders may direct and payment of the cheque or warrant if purporting to be duly endorsed shall be a good

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[1][ ] Deleted by Special resolution passed at the 86th Annual General Meeting of the Company held on 27th August, 1997.

[2][ ] Altered by Special Resolution passed at the 86th Annual General Meeting of the Company held on 27th August, 1997.

discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

126. If several persons are registered as joint-holders of any share, any one of them may give effectual receipts for any dividend or other money payable on or in respect of the share.

127. [1][ ]

CAPITALISATION OF PROFITS

128. The Company may by Ordinary Resolution on the recommendation of the Directors resolve that it is desirable to capitalise any undivided profits of the Company (including profits carried and standing to any reserve or reserves) not required for paying the fixed dividends on any shares entitled to fixed preferential dividends with or without further participation in profits or, subject as hereinafter provided, any sum standing to the credit of share premium account or capital redemption reserve fund and accordingly that the Directors be authorised and directed to appropriate the profits or sums resolved to be capitalised to the Members in the proportion in which such profits or sum would have been divisible amongst them had the same been applied or been applicable in paying dividends and to apply such profits or sum on their behalf, either in or towards paying up the amounts, if any, for the time being unpaid on any shares or debentures held by such members respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such profits or sum, such shares or debentures to be allotted and distributed, credited as fully paid-up, to and amongst such Members in the proportion aforesaid, or partly in one way and partly in the other; provided that the share premium account or capital redemption reserve fund may, for the purpose of this Article, only be applied in the paying up of unissued shares to be issued to Members as fully paid.

129. Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the profits or sums resolved to be capitalised thereby, and all allotments and issues of fully-paid shares or debentures, of any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of

[1][ ] Deleted by Special Resolution passed at the 86th Annual General Meeting of the Company held on 27th August, 1997.

fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions and also to authorise any person to enter on behalf of all the Members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid-up, of any further shares to which they may be entitled upon such capitalisation and any agreement made under such authority shall be effective and binding on all such Members.

ACCOUNTS

130. The Directors shall cause proper books of account to be kept with respect to :—

(a) All sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(b) All sales and purchases of goods by the Company; and

(c) The assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

131. The books of account shall be kept at the Office, or at such other place or places as the Directors think fit and shall always be open to the inspection of the Directors.

132. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by statute or authorised by the Directors or by the Company in General Meeting.

133. The Directors shall from time to time, in accordance with Section 210, 211, 212 and 217 Schedule VI of the Act, cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, income and expenditure accounts balance sheets and reports as are referred to in those sections.

*134. A printed copy of every Balance Sheet (including every document required by law to be annexed or attached thereto) which is to be laid before the Company in Annual General Meeting together with copy of the Auditors' Report or a statement

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* Previous Article 134 was deleted and substituted by new Article 134, in lieu thereof, by a Special Resolution passed at the Annual General Meeting of the Company held on 14th October, 1988.

containing salient features of such documents in the prescribed form, as laid down under Section 219 of the Companies Act, 1956, as the Company may deem fit shall, not less than twenty-one days before the date of the Meeting, be sent to every person entitled thereto pursuant to the provisions of Section 219 of the Companies Act, 1956. Provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint-holders of any shares.

AUDIT

135. Auditors shall be appointed and their duties regulated in accordance with Sections 224 to 227 of the Act or any statutory modification thereof for the time being in force.

NOTICES

136. (1) A notice may be given by the Company to any Member either personally or by sending it by post to him to his registered address or (if he has no registered address in the Union of India) to the address, if any, within the Union of India supplied by him to the Company for the giving of notices to him.

(2) Where a notice is sent by post, service thereof shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, provided that where a member has intimated to the Company in advance that notices should be sent to him under certificate of posting or by registered post with or without acknowledgement due and has deposited with the Company a sum sufficient to defray the expenses of doing so, service of the notice shall not be deemed to be effected unless it is sent in the manner intimated by the Member; and unless the contrary is proved, such notice shall be deemed to have been effected in the case of a notice of a meeting, at the expiration of forty-eight hours after the letter containing the same was posted.

(3) In the case of Member who has given a general proxy the notice shall be sent to the person for the time being holding the proxy and a duplicate to the Member at his registered place of address.

137. A notice advertised in a newspaper circulating in the neighbourhood of the Office shall be deemed to be duly served on the day on which the advertisement appears to every Member of the Company who has no registered address in India and has not supplied to the Company an address within India for the giving of notices to him.

138. A notice may be given by the Company to the joint-holders of a share by giving the notice to the joint-holder named first in the register in respect of the share.

139. A notice may be given by the Company to the persons entitled to a share in consequence of the death or insolvency of a member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased or assignee of the insolvent or by any like description, at the address (if any) in the Union of India supplied for the purpose of the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or insolvency had not occurred.

140. Notice of every General Meeting shall be given in some manner hereinbefore authorised to:—

(a) every Member of the Company and to;

(b) every person entitled to a share in consequence of the death or insolvency of a Member, who but for his death or insolvency would be entitled to receive notice of the Meeting and to;

(c) the Auditors of the Company.

141. In the event of the winding-up of the Company, every Member of the Company who is not for the time being in the Union of India shall be bound within fourteen days after the passing of an effective resolution to wind-up the Company voluntarily, or the making of an order for the winding-up of the Company to serve notice in writing on the Company appointing some house-holder in India upon whom all summonses, notices, process, order and judgements in relation to or under the winding-up of the Company may served and in default of such nomination the Liquidator of the Company shall be at liberty on behalf of such Member, to appoint some such person, and service upon such appointee, whether appointed by the Member or the Liquidator, shall be deemed to be good personal service on such Member for all purposes, and where the Liquidator makes any such appointment he shall, with all convenient speed, give notice thereof to such Member by a registered letter, sent through the post, and addressed to such Member at his address, as mentioned in the Register of Members of the Company and such notice shall be deemed to be served on the day on which the letter would be delivered in the ordinary course of post.

DISCOVERY

142. No Member (not being a Director) or General or other Meeting of the Members shall be entitled subject to Article 132 to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process or of any matter whatsoever which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interest of the Members of the Company to communicate. In exercising their powers hereunder the Directors shall have an absolute discretion and shall be under no obligation whatsoever to assign any reason for the decisions made by them.

143. No Member (not being a Director) shall be entitled to enter the property of the Company or to inspect and examine the Company's premises or properties of the Company without the permission of the Directors of the Company for the time being. In exercising their powers hereunder the Directors shall have absolute discretion and shall have an absolute power to refuse such application and shall be under no obligation whatsoever to assign any reason for the decision made by them.

WINDING UP

144. In the event of the Company being wound-up the rights of the Members shall be as provided by the Articles of Association and as have been determined by the Company in General Meeting prior to such winding-up.

145. If the Company shall be wound-up the Liquidator may, with the sanction of a Special Resolution of the Company and of any other sanction required by the Act, divide among the Members in specie the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as the deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members of different classes of Members. The Liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the Liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

INDEMNITY

146. Each Director, Secretary and other officer or servant of the Company shall be indemnified by the Company against, and it shall be the duty of the Directors, out of the funds of the Company to pay all costs, losses and expenses which any such officer or servant may incur or become liable to by reason of any contract entered into, or act or deed done by him as such officer or servant or in any way in the discharge of his duties, including travelling expenses, and in connection with any application under Section 633 of the Act in which relief is granted to him by the Court.

147. No Director or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer, or for joining in any receipt or other act for conformity, or for any loss or expenses happening to the company through the insufficiency or deficiency of title to any property acquired by order of the Director for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the company shall be

invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or for any loss or damage occasioned by any error in judgement or oversight on his part, or for any loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same happen through his own dishonesty.

The following Special Resolution was passed at an Extraordinary General Meeting of the Company held on 24th March, 1961.

> "that subject to the approval of the Central Government, the Company should subscribe 44,167 Ordinary Shares of Rs. 10 each in Molins of India Private Limited."

The following Special Resolution was passed at the 51st Annual General Meeting of the Company held on 25th September, 1962.

> "that in accordance with Section 163 of the Companies Act, 1956 with effect from 1st October, 1962, the Register and Index of Members and copies of the Annual Returns prepared under Section 159 of the Companies Act, 1956, together with copies of certificates and documents required to be annexed thereto under Section 161 of the said Act, be kept at the office of Jardine Henderson Limited, situated at 4, Clive Row, Calcutta."

The following Special Resolution were passed at an Extraordinary General Meeting of the Company held on 28th March, 1968.

> 1. "that in accordance with Section 163 of the Companies Act, 1956, with effect from 1st April, 1968, the Register and Index of Members and copies of the annual returns prepared under Section 159 of the Companies Act, 1956, together with copies of certificates and documents required to be annexed thereto under Section 161 of the said Act and the Register and Index of debenture holders be kept at the Share Department of Jardine Henderson Limited, at 2, Fairlie Place, Calcutta."
>
> 2. "that in accordance with Section 149 (2A) of the Companies Act, 1956, approval be given to the Commencement of business of commercial distribution of contraceptives and prophylactics."

The following Special Resolutions were passed at an Extraordinary General Meeting of the Company held on 30th December, 1969.

1. "that the Articles of Association of the Company be and are hereby altered in the following manner that is to say :—

   Article 4 deleted and substituted by the following :—

4. The Share Capital of the Company as from 24th July 1969 is Rs. 25,00,00,000 divided into 2,50,00,000 Ordinary Shares of Rs. 10 each."

2. That the Board of Directors of the Company be and is hereby authorised to issue, offer and allot 37, 90,000 Ordinary Shares of Rs. 10 each at premium of Rs. 3 per share for cash to the parties and in the manner specified below on such terms and conditions as the Boards may deem fit, subject to the consent of the Controller of Capital Issues, Government of India :—

(a) upto 5,00,000 Ordinary Shares be offered in the first instance to those Members resident in India whose names are on the Register of Members of the Company on 30th December, 1969 in the proportion of one new Ordinary Share for every two existing Ordinary Shares held on that date (resulting fractions of new Ordinary Shares being ignored) on condition that the new Ordinary Shares not taken up will also be available for meeting applications from the public for the shares offered under (b) below :

(b) the balance new Ordinary Shares be offered to the public"

The following Special Resolutions were passed at an Extraordinary General Meeting of the Company held on 14th May, 1970.

1. "That the name of the Company be changed from "The Imperial Tobacco Company of India Limited" to "India Tobacco Company Limited" subject to the approval of the Central Government in accordance with Section 21 of the Companies Act, 1956"

2. "That in accordance with the provisions of Section 309 of the Companies Act, 1956, a sum not exceeding one percent per annum of the net profits of the Company, computed in the manner referred to in sub-section (1) of Section 198 of the Companies Act, 1956, be paid to and distributed amongst the Directors of the Company or some or any of them, subject to a ceiling of Rs 45,000 in respect of any individual Director, in such amounts or proportions and in such manner and in all respects as may be directed by the Board of Directors and such payments shall be made in respect of the profits of the Company for each year of the period of five years commencing 1st April 1970, provided that any such payments to the whole-time Directors if any, shall be in addition to the remuneration, other than annual bonus, payable to them by way of salary, allowances and other benefits, privileges and amenities determined by the Company in general meeting from time to time and shall, if required by law, be subject to the approval of the Central Government."

The following Special Resolution was passed at an Extraordinary General Meeting of the Company held on 12th August, 1971.

"That, pursuant to Section 163(1) of the Companies Act, 1956, approval be and is hereby accorded to the keeping of Register of Members of the Company, the Index of Members, the Register and Index of Debenture Holders of the Company prepared under Section 159 of the Companies Act, 1956 together with the copies of certificates and documents required to be annexed thereto under Section 161 of the said Act with Jardine Henderson Limited, the Registrars and Share and Debenture Transfer Agents of the Company at their office at 4, Clive Row, Calcutta-1, instead of being kept at their office at 2, Fairlie Place, Calcutta-1."

The following Special Resolution was passed at an Extraordinary General Meeting of the Company held on 14th March, 1974.

"That the name of the Company be changed from 'INDIA TOBACCO COMPANY LIMITED' TO 'I.T.C. LIMITED' subject to the approval of the Central Government in accordance with Section 21 of the Companies Act, 1956."

The following Special Resolutions were passed at the 63rd Annual General Meeting of the Company held on 1st August, 1974.

1. "That, in accordance with and subject to the provisions of Section 309 of the Companies Act, 1956, a sum not exceeding one percent per annum of the net profits of the Company, computed in the manner referred to in sub-section (1) of Section 198 of the Companies Act, 1956 be paid to and distributed amongst the Directors of the Company or some or any of them subject to such ceiling as may be approved by the Central Government in respect of any individual Director, in such amounts or proportions and in such manner and in all respects as may be directed by the Board of Directors and such payments shall be made in respect of the profits of the Company for each year of the period of five years commencing 1st April, 1975, provided that any such payments to the wholetime Director, if any, shall be in addition to the remuneration, other than annual bonus, payable to them by way of salary, allowances and other benefits, privileges and amenities determined by the Company in General Meeting from time to time."
2. "Consent be and is hereby accorded pursuant to the provisions of Sec. 314 of the Companies Act, 1956 to Sri Jagdish Narain Sapru holding and continuing to hold an office of whole-time director on terms and conditions as approved by the Company in General Meeting held on 20th July, 1967 and 14th May, 1970 with such modification as may be prescribed by the Central Government."

The following Special Resolution was passed at the 64th Annual General Meeting of the Company on 21st August, 1975.

"Pursuant to the provisions of the Companies Act, including Section 309 thereof, and Article 96 of the Articles of Association of the Company, consent be and is hereby accorded to Shri Ajit Narain Haksar to be the wholetime Chairman Director of the Company on the terms and conditions sanctioned by the Central Government by its letter No. 4/118/CL.IX/75 of 31st May, 1975 or as may be modified by the Central Government without increasing the overall remuneration already sanctioned."

The following Special Resolution was passed at an Extraordinary General Meeting of the Company held on 30th March, 1976.

"Resolved that in accordance with the provisions of Section 163 of the Companies Act, 1956, the Registers and Index of Members and

Debenture holders of the Company and copies of Annual Returns together with copies of all certificates and documents required to be annexed or attached thereto be kept with effect from 1st April, 1976 with the new Registrars of the Company, Messrs. CPA Consultancy Services Private Limited at their office at 11/1A, Sarojini Naidu Sarani, Calcutta-700 017."

The following Special Resolution was passed at the 65th Annual General Meeting of the Company held on 26th August, 1976.

"Resolved that pursuant to the provisions of Section 370 of the Companies Act, 1956, consent be and is hereby accorded to the Company to give any guarantee or to provide any security in connection with loans made by any other person to, or any other person by, any body corporate provided that the aggregate of such guarantees and securities shall not exceed thirty percent of the aggregate of the subscribed capital of the Company and its free reserves."

The following Special Resolution was passed at the 66th Annual General Meeting of the Company held on 25th August, 1977.

1. (a) "Resolved that subject to the consent of the Controller of Capital Issues and pursuant to the provisions of the Articles of Association of the Company a sum of Rs. 3,79,00,000/- out of the Share Premium Reserve, such portion of Capital Reserve as may be allowed to be capitalised, and the balance from General Reserve of the Company be capitalised and accordingly the Directors of the Company be authorised and directed to appropriate the said sum to and amongst the Members of the Company whose names shall appear on the Register of Members on such date as may hereafter be determined by the Directors (hereinafter referred to as "the said date") in proportion to the Ordinary Shares held by them respectively and to apply the said sum in paying up in full 37,90,000/- of the unissued Ordinary Shares of the Company of Rs. 10/- each at par such shares to be allotted, distributed and credited as fully paid up to and amongst such Members in the proportion of one such Ordinary Share for every five Ordinary Shares held by them respectively on the said date and that the new Ordinary Shares so distributed shall be treated for all purposes as an increase in the nominal amount of the capital of the Company held by each Member and not as income;

(b) It is the intention of the Directors that barring unforeseen circumstances or any regulatory measures of law precluding it, the rate of dividend to be recommended to the shareholders in the year immediately after the Bonus Issue shall not be less than 15 percent;

(c) That any such new Ordinary Shares which on an exact distribution would fall to be allotted in fractions shall be allotted by the

Directors to the Secretary of the Company for the time being upon trust to sell the same and divide the net proceeds of the sale thereof after payment of cost and charges of such sale amongst the Members entitled to such fractions in due proportions;

(d) That the members to whom the new Ordinary Shares are allotted in accordance with paragraph (a) above and/or who are paid in cash their respective proportionate share of the net sale proceeds arising under paragraph (c) above shall accept the same in full and final settlement of their respective rights and interests in the capitalised sum of Rs. 3, 79,00,000/-;

(e) That the new Ordinary Shares shall be allotted subject to the Memorandum and Articles of Association of the Company;

(f) That the new Ordinary Shares to be issued pursuant to this resolution shall in all respects rank pari passu with the existing fully paid Ordinary Shares of the Company save and except that they shall participate pro rata in any dividend that may be declared in respect of the financial year in which they are allotted from the date of such allotment to the end of such financial year;

(g) That the issue and allotment of the fully paid new Ordinary Shares and payment to the Members in satisfaction of their fractional entitlements, if any, under clause (c) above shall to the extent that they relate to non-resident Members of the Company be subject to the permission of the Reserve Bank of India under the Foreign Exchange Regulation Act, 1973;

(h) That no letter of allotment be issued and the certificate(s) in respect of the new Ordinary Shares be issued within six weeks of the date of allotment of the same;

(i) That for the purpose of giving effect to this Resolution, the Directors be and are hereby authorised to take all necessary steps and give such directions as they may in their absolute discretion deem necessary to settle any question, difficulty or doubt that may arise in regard to the issue and distribution of the new Ordinary Shares as they may think fit and that the Directors be hereby further empowered to accept on behalf of the Company modifications, if any, relating to the issue of the new Ordinary Shares which may be proposed by the Controller of Capital Issues and the Reserve Bank of India or either of them and which the Directors in their discretion think fit and proper."

2. "Resolved that in accordance with the provisions of Section 149 (2A) of the Companies Act, 1956 approval be and is hereby given to the commencement of business of commercial distribution of Chloroquine Tablets and other anti-malaria drugs."

The following Ordinary Resolution was passed at the 66th Annual General Meeting of the Company held on 25th August, 1977.

"Resolved that the consent of the Company be and is hereby accorded in terms of Section 293 (1) (a) and other applicable provisions, if any, of the Companies Act, 1956, to mortgaging and/or charging by the Board of Directors of the Company of all the immovable and movable properties of the Company wheresoever situate, both present and future, in respect of its two hotels, "Mughal" at Agra and "Maurya" at Delhi and the whole of the undertaking of Company pertaining to the said two hotels together with power to take over the management of the business and concern of the Company relating thereto in certain events, to or in favour of all or any of:

(1) Industrial Finance Corporation of India (IFCI)

(2) Industrial Development Bank of India (IDBI)

(3) The Industrial Credit & Investment Corporation of India Limited (ICICI)

(4) Trustees for the Debenture holders in respect of the Debentures to be privately placed with Unit Trust of India (UTI)

(5) Life Insurance Corporation of India (LIC)

(6) General Insurance Corporation of India, New India Assurance Co. Ltd., the Oriental Fire and General Insurance Co. Ltd., The United India Fire & General Insurance Co. Ltd. and National Insurance Co. Ltd. (GIC and its Subsidiaries).

(7) State Bank of India (SBI)

(8) United Industrial Bank Ltd. (UIB)

to secure :

(A) 1. A Rupee term loan not exceeding Rs. 125 lacs lent and advance to the Company by IFCI;

2. A Rupee term loan of Rs. 86,90 lacs lent and advanced/agreed to be lent and advanced to the Company by IDBI;

3. A Rupee term loan of Rs. 79 lacs lent and advanced/agreed to be lent and advanced to the Company by ICICI;

4. An amount not exceeding Rs. 31.60 lacs subscribed/to be subscribed by UTI to debentures by private placement;

5. A Rupee term loan of Rs. 39.50 lacs lent and advanced/agreed to be lent and advanced to the Company by LIC;

6. A Rupee term loan of Rs. 39.50 lacs lent and advanced/agreed to be lent and advanced to the Company by GIC and its Subsidiaries;

7. A Rupee term loan of Rs. 35 lacs lent and advanced/agreed to be lent and advanced to the Company by SBI;

8. A Rupee term loan of Rs. 40 lacs lent and advanced/agreed to be lent and advanced to the Company by UIB; and

(B) the interest at the respective agreed rates, compound/additional interest, commitment charge, premium on prepayment or on redemption, costs, charges, expenses and liquidated damages, and other monies payable by the Company to IFCI, IDBI, ICICI, UTI, LIC, GIC and its Subsidiaries, SBI and UIB in terms of their respective loan agreements/heads of agreement/letters of sanction/Memorandum of Terms and Conditions entered/to be entered into by the Company in respect of the said term loans/debentures.

Resolved further that the Board of Directors of the Company be and is hereby authorised to finalise with IFCI, IDBI, ICICI, UTI, LIC, GIC and its Subsidiaries, SBI and UIB the documents for creating the aforesaid mortgages and/or charges and to do all such acts and things as may be necessary for giving effect to this resolution."

The following Special Resolution were passed at an Extra-Ordinary General Meeting of the Company held on 20th March, 1980.

1. "Resolved that the Articles of Association of the Company be amended as follows:—

   The following be substituted in place of the existing Article 4 :–

   "4. The Share Capital of the Company as from 20th March, 1980, is Rs. 35,00,00,000/- divided into 3,50,00,000 Ordinary Shares of Rs. 10/- each."

2. (a) "Resolved that subject to the consent of the Controller of Capital Issues and pursuant to the provisions of the Articles of Association of the Company, a sum of Rs 4,54,80,000/- taking such portion from the Capital Reserve as may be allowed to be capitalised and the balance from the General Reserve, be capitalised and accordingly the Directors of the Company be authorised and directed to appropriate the said sum of Rs. 4,54,80,000/- to and amongst the Members of the Company whose names shall appear on the Register of Members of the Company on such date as may hereafter be determined by the Directors of the Company (hereinafter referred to as "the said date") in proportion to the Ordinary Shares held by them respectively in the Company as on the said date and to apply the said sum in paying up in full 45,48,000 of the unissued ordinary shares of the Company of Rs. 10/- each at par, such shares (hereinafter referred to as "the Bonus Shares") to be allotted, distributed, and credited as fully paid-up, to and amongst such Members in the proportion of one such Bonus Share for every five Ordinary Shares held by them respectively on the said date and that the Bonus Shares so distributed shall be treated for all purposes as an increase in the nominal amount of the capital in the Company held by each such Member and not as income;

   (b) it is the intention of the Directors of the Company that barring unforeseen circumstances or any regulatory measures of law

precluding it, the rate of dividend to be recommended by the Company to the members in the year immediately after the Bonus Issue shall not be less than 15 per cent;

(c) that any such Bonus Shares which on an exact distribution would fall to be allotted in fractions shall be allotted by the Directors of the Company to the Secretary of the Company for the time being upon trust to sell the same and divide the net proceeds of the sale thereof after payment of all costs, charges and brokerage for such sale amongst the Members entitled to such fractions as on the said date in due proportions;

(d) that the Members to whom the Bonus Shares shall be allotted in accordance with paragraph (a) above and/or who are paid in cash their respective proportionate share of the net sale proceeds arising under paragraph (c) above shall accept the same in full and final settlement of their respective rights and interests in the capitalised sum of Rs. 4,54,80,000/-;

(e) that the Bonus Shares shall be allotted subject to the terms and conditions contained in the Memorandum of Association and the Articles of Association of the Company;

(f) that the Bonus Shares to be issued pursuant to this resolution shall in all respects rank pari passu with the existing fully paid Ordinary Shares of the Company save and except that they shall participate in any dividend in full that may be declared in respect of the financial year commencing from 1st April, 1980, but not earlier;

(g) that the issue and allotment of the Bonus Shares and payment to the Members in satisfaction of their fractional entitlements, if any, under paragraph (c) above shall to the extent they relate to the non-resident Members of the Company be subject to the permission of the Reserve Bank of India;

(h) that no Letter of Allotment shall be issued but the Certificate(s) in respect of the Bonus Shares shall be issued within six weeks of the date of allotment of the same;

(i) that for the purpose of giving effect to this Resolution, the Directors of the Company be and are hereby authorised to take all necessary steps and give such directions as they may in their absolute discretion deem necessary to settle any question, difficulty or doubt that may arise in regard to the issue, allotment and distribution of the Bonus Shares as they may think fit and that the Directors of the Company be and are hereby further empowered to accept on behalf of the Company modifications, if any, relating to the issue of the Bonus Shares which may be proposed by the Controller of Capital Issues and/or the Reserve Bank of India and which the Directors of the Company in their discretion think fit and proper."

3. "Resolved that pursuant to the provisions of Section 370 of the Companies Act, 1956, authority be and is hereby accorded to the Company to make loans to bodies corporate provided that the aggregate of such loans may exceed 10% but shall not exceed 30% of the aggregate of the subscribed capital of the Company and its free reserves, provided further that the aggregate of the loans made to all bodies corporate under the same management as the Company, in terms of sub-sections (1A) and (1B) of Section 370 of the Companies Act, 1956 shall not exceed 20% of the aggregate of the subscribed capital of the Company and its free reserves."

4. "Resolved that authority be and is hereby accorded to the Company to commence the business of selling, marketing, distributing, importing and trading in goods of various descriptions and to render any kind of service through its own resources or the Company's existing distribution and marketing channels."

The following Special Resolution were passed at the 71st Annual General Meeting of the Company held on 26th August, 1982.

1. "Resolved that, subject to the approval of the Controller of Capital Issues and other appropriate authorities, consent be and is hereby accorded to the Board of Directors of the Company to issue Bonds aggregating a total value not exceeding Rs. 30/- crores carrying interest at a rate not exceeding 15% per annum on such terms and conditions with regard to security, convertibility of Principal/ entitlement to new ordinary shares of the Company and repayment of principal, as may be approved by the Controller of Capital Issues and agreed to by the Board of Directors of the Company and the Trustees for the Bond holders, and the consent be and is hereby accorded pursuant to the provisions of Section 81(1A) (a) of the Companies Act, 1956 read with provision (b) to Section 81 (3) (b) of the Companies Act, 1956, if necessary, to the allotment of such number of equity shares not exceeding 60,00,000 at such value and in such manner as may be approved by the Controller of Capital Issues in lieu of Bond (s) and/or accrued interest thereon to be so offered for subscription by such Bond holders who may not be the Members of the Company and in such proportion as may be determined by the Controller of Capital Issues."

2. "Resolved that in accordance with the provisions of Section 149 (2A) of the Companies Act, 1956, approval be and is hereby accorded to the commencement of commercial operation of designing, reconditioning, remodelling to packaging and wrapping machinery."

3. "Resolved that the Articles of Association of the Company be and are hereby altered in the manner following, that is to say,

   The word "eighteen" appearing in the third line of the existing Article 79 of the Articles of Association of the Company be deleted and be substituted by the word 'twenty' in lieu thereof."

The following Resolution was passed at the 72nd Annual General Meeting of the Company held on 24th November, 1983.

1. "Resolved that in accordance with the provisions of Section 149 (2A) of the Companies Act, 1956, approval be and is hereby accorded to the Commencement of the business of distributing, leasing, licencing, developing or otherwise dealing in Computer Software Services of all kinds and providing technical, educational training and consultancy services relating to electronic data products including Computer System and related products thereof."

Special Resolution, as passed at an Extra-ordinary General Meeting of the Company held on 21st May, 1986 and as recast and confirmed by the Company Law Bench in its Order dated 17th August, 1987;

"RESOLVED that subject to the confirmation by the Company Law Board in accordance with the provisions of Section 17 of the Companies Act, 1956 the Memorandum of Association of the Company be altered in the manner following, namely by adding the following : – new sub-clauses after the existing sub-clause 3(a) (xii) ;

3. (a) (xiii) To carry on business in all its branches of building materials except cement,

3. (a) (xiv) To carry on the business in all its branches of oil seeds and other seeds, edible oil, industrial oil, plant food, forestry plantation and sale of bio-technology,

3. (a) (xv) To carry on the business in all its branches of rendering financial services including leasing, consultancy and advisory services and hire purchases."

Previous Articles 80A, 80B & 134 were deleted and substituted by new Articles 80A, 80B & 134, in lieu thereof, by a Special Resolution passed at the Annual General Meeting of the Company held on 14th October, 1988.

The following Special Resolution was passed at the 78th Annual General Meeting held on 27th June, 1989.

1. "Resolved that the Articles of Association of the Company be amended as follows :–

   The existing Article 4 be deleted and the following new Article 4 be substituted thereof :–

   4. The Share Capital of the Company as from 27th June, 1989, is Rs. 72,00,00,000/- divided into 7,20,00,000 Ordinary Shares of Rs. 10 each."

Special Resolution, as passed at the 79th Annual General Meeting of the Company held on 6th July, 1990, and as recast and confirmed by the Company Law Bench in its order dated 4th January, 1991 :

"Resolved that subject to the confirmation by the Company Law Board and such directions/modifications as may be ordered by the said Board in pursuance of the provisions of Section 17 of the Companies Act, 1956 clause 3 of the memorandum of Association of the Company be altered by adding the following new sub-clauses after the existing sub-clause (a) (xv) :

(a) (xvi) To carry on the business in all its branches of manufacturers, buyers, sellers, importers, exporters, traders and dealers of dry cell batteries and button cells of all types and descriptions, and dry cells, diodes, integrated electric circuits, telecommunication apparatus and all components thereof and all other accessories and articles directly or indirectly required for the manufacture of dry cell batteries and button cells or are commonly dealt in by battery manufacturers.

(a) (xvii) To carry on the business in all its branches of manufacturers, buyers, sellers, importers, exporters, traders and dealers of all kinds of Industrial Machinery including machinery for manufacture and processing of tobacco and cigarettes and packaging thereof, packaging and printing machinery and machinery for crushing and processing seeds of all kinds, machinery for solvent extraction and refining of edible and non-edible oils of every description.

(a) (xviii) To Carry on the business in all its branches of producers, processors, buyers, sellers, exporters, importers, traders and dealers of non-pollutant chemicals and botanical based products of every description used in agriculture, plantation and forestry including pesticides, insecticides, weedicides and fungicides, etc.

(a) (xix) To carry on the business in all its branches of producers, processors, buyers, sellers, exporters, importers, traders and dealers of fatty acids and fatty chemicals and derivatives therefrom including manufacture and deal in all kinds of by-products and allied products and personal care products.

(a) (xx) To carry on the business in all its branches of manufactures, producers, processors, buyers, sellers, importers, exporters, traders and dealers of convenience foods and processed foods of all kinds and every description."

The following Special Resolution was passed at the Extra Ordinary General Meeting of the Company held on 27th March 1991.

"Resolved that the Scheme of Arrangement between Tribeni Tissues Limited ("TTL") and the holders of its equity shares and I.T.C. Limited ("the Company") and the holders of its equity shares of amalgamation of Tribeni with the Company a copy whereof, was placed before the meeting and initialled by the Chairman for the purpose of identification (hereinafter referred to as "the said Scheme") be and is hereby approved

and the Board of Directors of the Company be and is hereby authorised to take all necessary steps and to do all such acts matters and things as it may consider necessary or as may be required for carrying out the said Scheme into effect and further to agree to such modification, amendment and condition as may be approved or imposed by the High Court at Calcutta while sanctioning the said Scheme."

The following Special Resolutions were passed at the 80th Annual General Meeting held on 23rd September, 1991 :—

1. "Resolved that the Articles of Association of the Company be amended by the deletion of the existing Article 4 and by the substitution therefor the following:—

   4. The Share Capital of the Company as from 23rd September, 1991, is Rs.125,00,00,000/- divided into 12,50,00,000 Ordinary Shares of Rs. 10 each."

2. "Resolved that Articles of Association of the Company be amended as follows:—

   (a) The incorporation of the following new Article numbered Article 11A to be inserted after the existing Article 11 –

   11A. Notwithstanding anything contained in Article 11 hereof the Board may refuse any application for sub-division or consolidation of number of share or of certificates for shares of the Company into denomination of less than 50 shares except where such sub-division or consolidation is required to be made for compliance with any law or order or a decree of a competent court or listing requirements of a Stock Exchange on which the Company's shares are or may be listed. Provided nevertheless that the Board may at its discretion and in exceptional circumstances and for avoiding any hardship or for any just and sufficient cause (on each of which the Board's decision shall be final and conclusive) accept any application for sub-division or consolidation of number of shares or of certificates for shares into denomination of less than 50 shares.

   (b) The incorporation of the following new Article numbered Article 27A to be inserted after the existing Article 27—

   27A. Notwithstanding the provisions of Article 27 hereof the Board may not accept any application for registration of transfer of less than 50 shares except in the case of—

   (i) a transfer of shares made to comply with any law or statutory order or regulation or an order or a decree of a competent Court or listing requirements of a Stock Exchange on which the Company's shares are or may he listed;

   (ii) a single transfer by a Member holding less than 50 shares of all the shares so held by him to one or more transferees;

   (iii) a transfer by a Member holding less than 50 shares to one or more transferees where after such transfer the shareholding of the said transferee or transferees, as the case may be, will not be less than 50 shares; and

(iv) a transfer of not less than 50 shares in the aggregate in favour of the same transferee by several transferors by two or more instruments of transfer submitted together to the Company; Provided nevertheless that the Board may at its discretion and in exceptional circumstances and for avoiding any hardship or for any just and sufficient cause (on each of which the decision of the Board shall be final and conclusive) accept any application for registration of transfer of less than 50 shares."

3. "Resolved that pursuant to Section 81 (1-A) of the Companies Act, 1956, and subject to the Scheme of Arrangement between Tribeni Tissues Limited and its Members and I.T.C. Limited and is Members for amalgamation of Tribeni Tissues Limited with I.T.C. Limited becoming effective, consent be and is hereby accorded to offer and allot fully paid up Ordinary Shares of Rs. 10/- each of the Company to the Members of Tribeni Tissues Limited on such date as the Board of Directors of the Company may determine in terms of the said Scheme and as may be further approved by the Hon'ble High Court at Calcutta."

4. "Resolved that, subject to the approval of the Central Government under Section 294AA of the Companies Act, 1956, and the applicable provisions of any other statute for the time being in force, approval be and is hereby accorded to the Agreement entered into between the Company and MISR Import and Export Company, A.R.E., Cairo, Egypt for export of tea to Egypt on commission at the rate of three percent payable in U.S. Dollars on the FOB/C&F value of each transaction."

5. "Resolve that subject to approval of the Central Government under Section 294AA of the Companies Act, 1956, and the applicable provisions of any other statute for the time being in force, approval be and is hereby accorded to the Company to enter into an Agreement with National Trading and Developing Establishment (Smokers Centre), Abu Dhabi, U.A.E. for export of safety matches to the United Arab Emirates on commission at the rate of three percent on the FOB value of each transaction."

6. "Resolved that, subject to approval of the Central Government under Section 294AA of the Companies Act, 1956, and the applicable provisions of any other statute for the time being in force, approval be and is hereby accorded to the Company to enter into an Agreement with a firm under the name of Jalil Rastar, Tehran, Iran, for export of tea to Iran on commission at the rate of five percent on the FOB/C&F value of each transaction."

The following Special Resolutions was passed at the 81st Annual General Meeting of the Company held on 5th day of August, 1992:—

"Resolved that pursuant to the provisions of Section 81 and other applicable provisions of the Companies Act, 1956, and subject to all necessary approvals, consents, permissions and /or sanctions of the Government of India, Reserve Bank of India and all other appropriate authorities, Institutions or Bodies, and subject to such conditions as may be prescribed by them in granting any such approval, consent, permission or sanction, the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee referred to herein below) and any duly authorised Committee thereof for the time being exercising the powers conferred on the Board by this Resolution, be and it is hereby authorised on behalf of the Company to issue and allot, in the course of international offerings in one or more foreign markets Ordinary (Equity) Shares and/or securities convertible into Ordinary Shares at the option of the Company and /or holders of the securities and /or securities linked to Ordinary Shares any instruments or securities representing either Ordinary Shares or convertible securities (hereinafter collectively referred to as "Securities") subscribed in foreign currency(ies) by foreign investors (whether Institutions and /or incorporated bodies and/or individuals or otherwise, and whether or not such investors are Members of the Company), for an amount (inclusive of such premium as may be determined) aggregating to US $ 100 million, such issue and allotment to be made at such time or times, in such tranche or tranches, at such price or prices at a discount or premium to market price or prices and in such manner as the Board may in its absolute discretion think fit, in consultation with lead Mangers and /or Underwriters and /or other Advisors, and otherwise on such terms and conditions as may be decided and deemed appropriate by the Board.

Further Resolved that without prejudice to the generality of the above, the aforesaid Securities may have all or any terms or combination of terms in accordance with international practice including but not limited to term and conditions in relation to payment of interest, additional interest, premia on redemption, prepayment and any other debt service payments whatsoever including terms for issue of additional Ordinary Shares or variation of the conversion price of the Security during the duration of the Securities.

Further Resolved that Board be and it is hereby authorised to enter into and execute all such arrangements with any lead Managers, Underwriters, Guarantors, Depositories, Custodians and all such agencies as may be involved or concerned in such offerings of Securities and to remunerate all such Lead managers, Underwriters, and all other agencies by way of commission, brokerage, fees or the like, and also to seek the listing of such Securities in one or more international/national Stock Exchanges.

Further Resolved that the Company and /or an agency or body authorised by the Company may issue Depository Receipts representing the underlying Ordinary Shares issued by the Company or such other Securities in registered or bearer form with such features and attributes as are prevalent in international capital markets for instruments of this nature and to provide for the tradeability or free transferability thereof as per the international practices and regulations, and under the forms and practices prevalent in the International Markets.

Further Resolved that the Board be and it is hereby authorised to issue and allot such number of Ordinary Shares as may be required to be issued and allotted upon conversion of any Securities or as may be necessary in accordance with the terms of the offering, all such Shares ranking *pari passu* with the existing Ordinary Shares of the Company in all respects, excepting the right as to dividend as may be provided under the terms of the issue and in the offering document.

Further resolved that for the purpose of giving effect to any issue or allotment of Ordinary Shares or Securities as aforesaid, the Board be and it is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation the entering into of underwriting, marketing, depository and custodian arrangements and with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit."

The following Special Resolutions were passed at the 83rd Annual General Meeting of the Company held on 20th July, 1994 :—

1. "Resolved that, subject to such approvals as may be necessary, the Directors of the Company other than the Wholetime Directors may be paid annually for each of the five financial years of the Company commencing from 1st April, 1993 an amount not exceeding one per cent of the net profits of the Company as provided under Section 309 (4) of the Companies Act, 1956 or any amendment or modification thereof and computed in the manner referred to in Section 198 (1) of the Companies Act, 1956 or any amendment or modification thereof, to be divided amongst the Directors aforesaid in such manner as the Board of Directors of the Company may from time to time determine and in the default of such determination equally provided that none of the Directors aforesaid shall receive individually in a financial year a sum exceeding Rupees one lac and further that the payment of the sum in the above manner shall be in addition to the fee per meeting of the Board which each such Director is entitled to receive under the Articles of Association of the Company."

2. "Resolved that the Articles of Association of the Company be amended by the deletion of the existing Article 4 and by the substitution therefor the following :—

   (4) The Share Capital of the Company as from 20th July 1994, is Rs. 300,00,00,000/- divided into 30,00,00,000 Ordinary Shares of Rs. 10/- each.

The following Ordinary Resolutions were passed at the 83rd Annual General Meeting of the Company held on 20th July 1994 :—

1. "Resolved that pursuant to Section 293 (1) (a) and other applicable provisions of the Companies Act, 1956 or any amendment or modification thereof and subject to such other approvals as may be required, consent be and is hereby accorded to the Company to sell, lease or otherwise dispose of the Seeds business/undertaking of the Company to ITC Zeneca Ltd., for a

consideration of not less than Rs. 3.20 crores with effect from the date of this Meeting or such other date and/or with such variations/modifications as may be considered necessary or expedient by the Board of Directors of the Company and that the Board of Directors of the Company be and it is hereby authorised to do all such acts, deeds, matters and things, including but not limited to, execution of agreements, contracts and all other documents, as it may, in its absolute discretion, deem necessary or expedients, to give effect to this Resolution."

2. "Resolved that pursuant to Section 293(1)(a) and other applicable provisions of the Companies Act, 1956 or any amendment or modification thereof and subject to such other approvals as may be required, consent be and is hereby accorded to the Company to lease or otherwise deal with the whole or substantially the whole of the owned Hotel undertaking(s) of the Company in favour of ITC Hotels Ltd., a subsidiary of the Company, with effect from the date of this meeting or such other date(s) and/or with such variations or modifications as may be considered necessary by the Board of Directors of the Company and also to lease or otherwise deal with the Hotels leased, licensed or serviced by the Company in favour of ITC Hotels Ltd. with effect from the date of this Meeting or such other date(s) and/or with such variations or modifications as may be considered necessary by the Board of Directors of the Company and that the Board of Directors of the Company be and it is hereby authorised to do all such acts, deeds, matters and things, including but not limited to, execution of agreement, contracts, and all other documents, as it may, in its absolute discretion, deem necessary or expedient, to give effect to this Resolution."

Special Resolution passed at the 85th Annual General Meeting of the Company held on 22nd August 1996 as confirmed by the Company Law Board, Eastern Region Bench vide order dated 11th October, 1996 :—

"Resolved that subject to the confirmation by the Company Law Board and such directions/modifications as may be prescribed by the Company Law Board pursuant to the provisions of Section 17 of the Companies Act, 1956, the Memorandum of Association of the Company be altered by deleting the existing sub-Clause(r) of Clause 3 thereof."

The following Special Resolutions passed at the 86th Annual General Meeting of the Company held on 27th August, 1997 :—

1. "Resolved that pursuant to the provisions of Section 17 of the Companies Act, 1956, the Memorandum of Association of the Company be and is hereby altered in the manner following, that is to say :—

   i) The words 'including the business of manufacturers, importers, exporters, dealers and traders, whether as wholesalers, retailers or distributors, in leather, rubber and cloth goods of all kinds, whether sports gear apparels, travel accessories, personal accessories, sports accessories, fashion garments, books, gloves, hosiery be inserted after the words 'whether in India or abroad' in the fifth line of sub-clause (a)(ii) of Clause 3 thereof.

ii) The words 'including the business of importing, exporting, distributing, trading, dealing or manufacturing all kinds of furnitures, handicrafts, showpieces, decorative items, and like goods of any description, made from wood, brass, steel, earthware, glass, china, crystal, caneware, fibre glass, plastics, metals or any other alloys or materials, wood fittings and all things capable of being used therewith or in the maintenance, and repair thereof be inserted after the words 'incidental thereto' in the fourth line of sub-clause (a) (xii) of Clause 3 thereof.

iii) The existing sub-clause (p) of Clause 3 thereof be deleted.

iv) The existing sub-clause (t) of Clause 3 thereof be deleted.

v) The words 'the United Kingdom' in the fourth line in the last paragraph after sub-clause (y) of the existing Clause 3 thereof be deleted.

vi) The words 'in Sterling or in Rupees or other currency or partly in one currency and partly in another,' in the third line of the existing Clause 5 thereof be deleted."

2. "Resolved that in accordance with the provisions of Section 149(2A) of the Companies Act, 1956, the Company hereby approves the commencement of all such new businesses as have been incorporated in sub-clauses (a) (ii) and (a) (xii) of Clause 3 of the Memorandum of Association of the Company as amended."

3. "Resolved that pursuant to the provisions of Section 31 of the Companies Act, 1956, the Articles of Association of the Company be and are hereby altered in the manner following, that is to say :—

i) The words "Dividend" includes bonus' in the existing Article 2 be deleted.

ii) The words 'provided that no call shall exceed one-fourth of the nominal amount of the share and all calls shall be made payable at intervals of not less than two months' in the sixth and seventh lines of the existing Article 18 be deleted.

iii) The words 'not exceeding ten per centum per annum' in the third and fourth lines of the existing Article 21 be deleted.

iv) The words 'not exceeding' in the fourth line and the words 'five per centum per annum' in the fifth line of existing Article 23 be deleted.

v) The existing Article 27(a) be deleted.

vi) The existing Article 123 be deleted.

vii) The words 'may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed' in the first and second lines of the existing Article 124 be substituted by the words 'will be dealt with in accordance with the provisions of the Act'.

viii) The existing Article 127 be deleted."

The following Special Resolutions were passed at the 87th Annual General Meeting of the Company held on 12th August, 1998 :

1. (a) "Resolved that, subject to such approvals as may be necessary, the Directors of the Company other than the Wholetime Directors be paid for the financial year ended 31st March, 1998, in modification of the earlier Resolution approved by the Members of the Company on 20th July, 1994 under Section 309(4) of the Companies Act, 1956, an amount not exceeding one per cent of the net profits of the Company and computed in the manner referred to in Section 198(1) of the Companies Act, 1956, to be divided amongst the Directors aforesaid provided that none of the Directors aforesaid shall receive individually a sum exceeding Rs. 2,00,000/-."

   (b) "Resolved that, subject to such approvals as may be necessary, the Directors of the Company other than the Wholetime Directors be paid annually for each of the three financial years of the Company commencing from 1st April, 1998 an amount not exceeding one per cent of the net profits of the Company, as provided under Section 309(4) of the Companies Act, 1956 or any amendment or modification thereof and computed in the manner referred to in Section 198(1) of the Companies Act, 1956 or any amendment or modification thereof, to be divided amongst the Directors aforesaid in such manner as the Board of Directors of the Company may from time to time determine and in default of such determination equally provided that none of the Directors aforesaid shall receive individually for a financial year a sum exceeding Rs. 2,00,000/-."

   (c) "Resolved that, subject to such approvals as may be necessary, the Directors of the Company other than the Wholetime Directors be provided individually Personal Accident Insurance Coverage, the annual premium for which shall not exceed Rs. 10,000/- per Director."

2. "Resolved that, pursuant to the provisions of Section 17 of the Companies Act, 1956, Clause 3 of the Memorandum of Association of the Company be and is hereby altered in the manner following, that is to say :-

   (i) the words 'including the business of buying, selling, owning, operating and maintaining, taking on or giving out on lease or licence, of hotels and resorts of all kinds, including sports resorts, fun parks, restaurants, holiday resorts, rest-houses, entertainment, recreational and amusement centres, health farms and spas, farm houses, town houses, service apartments, health clubs, golf courses and villas, swimming pools and water sport facilities, beach resorts, shopping malls and plazas, convention centres, exhibition venues, business centres and conveniences of all kinds and descriptions' be inserted after the words 'blenders and bottlers' in the last line of sub-clause (a)(i) of Clause 3 thereof; and

   (ii) the words 'and to carry on the business of retailing by setting up of retail outlets, departmental stores, super stores, super markets, boutiques, shopping malls and plazas and other outlets of all kinds and descriptions' be inserted after the words 'gloves, hosiery' in the last line of sub-clause (a)(ii) of Clause 3 thereof."

3. "Resolved that, in accordance with the provisions of Section 149(2A) of the Companies, Act, 1956, the Company hereby approves the commencement of any or all such new businesses as have been incorporated in sub-clauses (a)(i) and (a)(ii) of Clause 3 of the Memorandum of Association of the Company as altered."

The following Ordinary Resolution was passed at the 87th Annual General Meeting of the Company held on 12th August, 1998 :

1. "Resolved that, pursuant to Section 293(1)(a) and other applicable provisions of the Companies Act, 1956 or any amendment or modification thereof and subject to such other approvals as may be necessary, consent be and is hereby accorded to the Company to sell, lease, licence or otherwise deal with the Hotels of the Company, including Hotels that may be acquired in future by the Company by way of purchase, lease licence or in any manner whatsoever and that the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things, including but not limited to execution of agreements, contracts and all other documents, as it may, in its absolute discretion, deem necessary or expedient, to give effects to this Resolution."

The following Special Resolutions were passed at the 89th Annual General Meeting of the Company held on 28th July, 2000.

(a) "Resolved that, subject to such approvals as may be necessary, the Directors of the Company other than the Wholetime Directors be paid for the financial year ending 31st March, 2001, in modification of the earlier Resolution approved by the Members of the Company on 12th August, 1998 under Section 309(4) of the Companies Act, 1956 ('the Act'), an amount not exceeding one per cent of the net profits of the Company and computed in the manner referred to in Section 198(1) of the Act or any amendment or modification thereof, in addition to the fee for attending the meetings of the Board or any Committee thereof, to be divided amongst the Directors aforesaid in such manner as the Board of Directors of the Company may determine and in default of such determination equally, provided that none of the Directors aforesaid shall receive individually a sum exceeding Rs. 3,00,000/-."

(b) "Resolved that, subject to such approvals as may be necessary, the Directors of the Company other than the Wholetime Directors be paid annually for each of the two financial years of the Company commencing from 1st April, 2001 an amount not exceeding one per cent of the net profits of the Company, as provided under Section 309(4) of the Companies Act, 1956 ('the Act') and computed in the manner referred to in Section 198(1) of the Act, or any amendment or modification thereof, in addition to the fee for attending the meetings of the Board or any Committee thereof, to be divided amongst the Directors aforesaid in such manner as the Board of Directors of the Company may from time to time determine and in default of such determination equally, provided that none of the Directors aforesaid shall receive individually a sum exceeding Rs. 3,00,000/- for each of the two financial years."

The following Ordinary Resolution was passed at the 89th Annual General Meeting of the Company held on 28th July , 2000.

"Resolved that, pursuant to Section 293(1)(a) and other applicable provisions, if any, of the Companies Act, 1956, or any amendment or modification thereof, and subject to such other consents, sanctions and approvals as may be required or necessary, consent be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as 'the Board' which term shall be deemed to include any Committee constituted/authorised by the Board for this purpose) to sell, lease or otherwise deal with the whole or substantially the whole of the undertaking, including licences, permits, consents, approvals and all rights attached thereto, of the Information Technology business of the Company, to a subsidiary of the Company on such terms and conditions as the Board may deem fit and that the Board be and is hereby authorised to do all such acts, deeds, matters and things, including but not limited to the execution of agreements, contracts and other documents, as it may in its absolute discretion deem necessary or expedient."

The following Special Resolutions were passed at the Extraordinary General Meeting of the Company held on 17th January, 2001.

1. "Resolved that in accordance with Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (the 'Act'), the provisions of the Articles of Association of the Company and the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (the 'Guidelines'), including any amendment or modification of the Act or the Guidelines, and subject to such other approvals, consents, permissions and sanctions as may be necessary, the Board of Directors of the Company (the 'Board', which term shall be deemed to include the Compensation Committee thereof, be and is hereby authorised to grant, offer and issue to such permanent employees and the Directors of the Company (collectively referred to as the 'employees'), as may be decided by the Board, Options exercisable by the employees to subscribe to such number of Ordinary Shares of the Company under an 'Employee Stock Option Scheme' (the 'Scheme'), not exceeding five per cent of the issued and subscribed Share Capital of the Company as on 31st March, 2000, at such price, in such manner, during such period, in one or more tranches, and on such other terms and conditions as the Board may decide prior to the issue thereof, as set out in the Explanatory Statement attached to the Notice convening this Meeting and initialled by the Chairman for identification;

   And Further that the Board be and is hereby authorised to issue and allot such number of Ordinary Shares as may be required in pursuance of the Scheme, and that the Ordinary Shares so issued and allotted shall in all respects rank pari passu with the existing Ordinary Shares of the Company except that such Ordinary Shares shall receive dividend, on pro-rata basis from the date of allotment, declared for the financial year in which the allotment of the Ordinary Shares shall become effective and on the amounts paid up thereon;

And Further that, for the purpose of giving effect to any issue or allotment of Ordinary Shares, as described above, the Board be and is hereby authorised on behalf of the Company to evolve, decide upon and bring into effect the Scheme and make any modifications, changes, variations, alterations or revisions in the said Scheme from time to time or to suspend, withdraw or revive the Scheme from time to time and to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary or desirable for such purpose, and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in this regard, without the Board being required to seek any further consent / approval of the Members to the end and intent that the Members shall be deemed to have given such consent / approval expressly by the authority of this Resolution".

2. "Resolved that the benefits of the Employee Stock Option Scheme proposed under Resolution No.1 contained in the Notice convening this Meeting, and duly passed at this Meeting, be extended to the eligible employees including the Managing / Wholetime Directors of such subsidiary companies of the Company as may be decided by the Board of Directors (the 'Board', which term shall be deemed to include the Compensation Committee thereof) of the Company."

The following Special Resolution was passed at the 90th Annual General Meeting of the Company held on 3rd August, 2001.

1. "Resolved that, pursuant to Section 21 and other applicable provisions of the Companies Act, 1956, or any amendment or modification thereof, and subject to such other consents, sanctions and statutory approvals as may be required or necessary, the name of the Company be changed from 'I.T.C. Limited' to 'ITC Limited'."

The following Special Resolutions were passed at the 92nd Annual General Meeting of the Company held on 25th July, 2003 :

1. "Resolved that, subject to such approvals as may be necessary, the Directors of the Company other than the Wholetime Directors be paid annually, for a period not exceeding five years, for each of the financial years of the Company commencing from 1st April, 2003, commission not exceeding one per cent of the net profits of the Company, as provided under Section 309(4) of the Companies Act, 1956 ('the Act'), and computed in the manner referred to in Section 198(1) of the Act, or any amendment or modification thereof, in addition to the fee for attending the meetings of the Board of Directors of the Company ('the Board') or any Committee thereof, to be divided amongst the Directors aforesaid in such manner as the Board may from time to time determine and in default of such determination equally, provided that none of the Directors aforesaid shall receive individually commission exceeding Rs. 4,00,000/- in a financial year."

2. "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, the Securities Contracts (Regulation) Act, 1956, the Listing Agreement with Stock Exchanges and the provisions of the Securities and Exchange Board of India (Delisting of Securities) Guidelines 2003, or any amendment or modification thereof, and subject to such other approvals, permissions and sanctions as may be necessary, and such conditions and modifications as may be prescribed or imposed by any Authority while granting such approvals, permissions or sanctions which may be agreed to by the Board of Directors of the Company ('the Board') or any Committee / person(s) authorised by the Board, consent be and is hereby accorded to delist the Ordinary Shares of the Company from the Stock Exchanges at Ahmedabad, Bangalore, Chennai, Cochin, Delhi, Hyderabad, Kanpur and Pune.

   Resolved Further that authority be and is hereby accorded to the Board or any Committee/person(s) authorised by the Board, to settle all questions, difficulties or doubts that may arise in this regard and to do all such acts, deeds and things as may be necessary, expedient and desirable, for the purpose of giving effect to this Resolution."

The following Special Resolutions were passed at the 93rd Annual General Meeting of the Company held on 30th July, 2004 :

1. "Resolved that, in accordance with the applicable provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, or any amendment or modification thereof ('the Guidelines'), and subject to such approvals and sanctions as may be necessary, the Pricing Formula for determining the Exercise Price for grant of Options to such permanent employees and Directors of the Company, as may be decided by the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee thereof) under the Company's Employee Stock Option Scheme, be modified on and from the date of this Meeting, to read as follows :

   'The Exercise Price will be the closing price of the Company's share on the National Stock Exchange of India Limited ('the NSE') on the date of grant, or such price which is no lower than the average price of the Company's share in the six months preceding the date of grant based on the daily closing price on the NSE, or the 'Market Price' as defined from time to time under the Guidelines / applicable regulation(s), as may be determined by the Board.'"

2. "Resolved that the Pricing Formula for determining the Exercise Price for grant of Options as proposed in the Resolution under Item No.7 of the convening Notice, and approved at this Meeting, be made applicable to the eligible employees including the Managing / Wholetime Directors of such subsidiary companies of the Company, as may be decided by the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee thereof)."

The following Special Resolutions were passed by means of Postal Ballot the results of which were declared on 22nd December, 2004 :

1. "Resolved that, pursuant to the provisions of Section 17 and other applicable provisions of the Companies Act, 1956, or any amendment, modification or supersession thereof, Clause 3 of the Memorandum of Association of the Company be and is hereby altered by insertion of the following sub-clause after the existing sub-clause (a)(xx) -

   '(a)(xxi) To manufacture, process, refine, buy, sell, deal, barter, import or export, whether as wholesalers or retailers or as principals or agents or brokers or otherwise, all kinds of personal care products, hair, skin, nail, eye and other beauty products, cosmetic products, cleansing compounds, baby care products, health care products, oral care products, shaving products, bath products, sanitary products, personal wash products, fabric wash products, laundry materials, home and industrial cleansing products, home care products etc., including but not limited to toiletries, perfumes, deodorants, pomades, powders, essences, lotions, creams, bleaches, conditioners, ointments, glycerine, oil, gel, hair dyes, shampoo, soaps, detergents, toothpastes, toothpowders, toothbrushes, dentifrice, and such other products and substances whether herbal, medicated, antiseptic or not, ingredients, by-products or accessories thereof and other materials required for the process, manufacture and use of the aforesaid products.'"

2. "Resolved that, in accordance with the provisions of Section 149(2A) of the Companies Act, 1956, or any amendment, modification or supersession thereof, the Company hereby approves the commencement of any or all such businesses as have been incorporated in sub-clause (a)(xxi) of Clause 3 of the Memorandum of Association of the Company."

The following Special Resolutions were passed at the 94th Annual General Meeting of the Company held on 29th July, 2005 :

1. "Resolved that, in accordance with the applicable provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, the Listing Agreement with Stock Exchanges and the Companies Act, 1956, or any amendment or re-enactment thereof, grant of Options to any Non-Executive Director of the Company, as may be determined by the Board of Directors under the Employee Stock Option Scheme of the Company, shall not exceed 10,000 (Ten Thousand) Options in a financial year and 75,000 (Seventy Five Thousand) Options during the entire period of tenure as such Director, provided however that a Non-Executive Director would be permitted to exercise no more than 50,000 (Fifty Thousand) Options in the aggregate."

2. "Resolved that the Articles of Association of the Company be amended by the deletion of the existing Article 4 and by the substitution therefor the following, with effect from the Record Date to be determined by the Board of Directors of the Company (which term shall be deemed to include any Committee thereof) for the purpose of sub-division of Ordinary Shares-

   '4. The Share Capital of the Company is Rs. 500,00,00,000/- divided into 500,00,00,000 Ordinary Shares of Re. 1/- each.' "

The following Special Resolutions were passed by means of Postal Ballot the results of which were declared on 22nd January, 2007 :

1. "Resolved that, in accordance with Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (the 'Act'), the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (the 'Guidelines'), including any amendment of the Act and / or the Guidelines or re-enactment of the Act, and the provisions of the Articles of Association of the Company, and subject to such other approvals and sanctions as may be necessary, the Board of Directors of the Company (the 'Board', which term shall be deemed to include the Compensation Committee thereof) be and is hereby authorised to grant, offer and issue to such present and future permanent employees and Directors of the Company (collectively referred to as the 'employees'), as may be decided by the Board, Options exercisable by the employees to subscribe to such number of Ordinary Shares of the Company under an 'Employee Stock Option Scheme' (the 'Scheme'), not exceeding five per cent of the issued and subscribed Share Capital of the Company as on 31st March, 2006 i.e. up to 18,77,58,943 Ordinary Shares of Re.1/- each (as adjusted for any bonus, consolidation or other re-organisation of the capital structure of the Company from time to time), at such price, in such manner, during such period, in one or more tranches, as set out in the Explanatory Statement annexed to this Resolution, and on such other terms and conditions as the Board may decide;

   And Further that the Board, including any Committee thereof, be and is hereby authorised to issue and allot such number of Ordinary Shares as may be required in pursuance of the Scheme, and that the Ordinary Shares so issued and allotted shall rank pari passu with the then existing Ordinary Shares of the Company;

And Further that, for the purpose of giving effect to this Resolution, the Board be and is hereby authorised on behalf of the Company to evolve, decide upon and bring into effect the Scheme and make any modifications, variations or revisions thereto or to suspend, withdraw, terminate or revive the Scheme from time to time and to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary or desirable, and to settle all questions, difficulties or doubts that may arise, without the Board being required to seek any further consent / approval of the Members to the end and intent that the Members shall be deemed to have given such consent / approval expressly by the authority of this Resolution."

2. "Resolved that the benefits of the Employee Stock Option Scheme proposed under Resolution No. 1 of this Notice dated 30th October, 2006, and duly approved by the Members, be extended to such present and future permanent employees including Managing / Wholetime Directors of such subsidiary companies of the Company, as may be decided by the Board of Directors of the Company (the 'Board', which term shall be deemed to include the Compensation Committee thereof)."

The following Special Resolution was passed at the 97th Annual General Meeting of the Company held on 30th July, 2008:

1. "Resolved that, subject to such approvals as may be necessary, the Directors of the Company other than the Wholetime Directors be paid annually, for a period not exceeding five years, for each of the financial years of the Company commencing from 1st April, 2008, commission not exceeding one per cent of the net profits of the Company, as provided under Section 309(4) of the Companies Act, 1956 ('the Act'), and computed in the manner referred to in Section 198(1) of the Act, or any amendment or re-enactment thereof, in addition to the fee for attending the meetings of the Board of Directors of the Company ('the Board') or any Committee thereof, to be divided amongst the Directors aforesaid in such manner as the Board may from time to time determine and in default of such determination equally, provided that none of the Directors aforesaid shall receive individually commission exceeding Rs.6,00,000/- in a financial year."

The following Special Resolutions were passed at the 99th Annual General Meeting of the Company held on 23rd July, 2010 :

1. "Resolved that the Articles of Association of the Company be amended by the deletion of the existing Article 4 and by the substitution therefor the following –

   '4. The Share Capital of the Company as from 23rd July, 2010 is Rs. 1000,00,00,000/- divided into 1000,00,00,000 Ordinary Shares of Re. 1/- each.' "

2. "Resolved that, in accordance with Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 ('the Act'), the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ('the Guidelines'), including any amendment of the Act and / or the Guidelines or re-enactment of the Act, and the provisions of the Articles of Association of the Company, and subject to such approval(s) as may be necessary from any authority, the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee or any other Board Committee) be and is hereby authorised to grant, offer and issue to such present and future permanent employees and Directors of the Company (collectively referred to as 'the employees'), as may be decided by the Board,

Options exercisable by the employees to subscribe to such number of Ordinary Shares of the Company under an Employee Stock Option Scheme ('the Scheme'), not exceeding five per cent of the issued and subscribed Share Capital of the Company as enhanced consequent upon capitalisation of reserves for the purpose of issue of Bonus Shares, as proposed in the Resolution under Item No. 13 of the Notice convening this Meeting and duly passed at this Meeting, i.e. not exceeding 39,26,46,440 Ordinary Shares of Re.1/- each (such number of Shares to be appropriately adjusted for any subsequent bonus, consolidation or other re-organisation of the capital structure of the Company), at such price, in such manner, during such period, in one or more tranches, as set out in the Explanatory Statement annexed to the Notice convening this Meeting, and on such other terms and conditions as the Board may decide;

And Further that the Board be and is hereby authorised to issue and allot such number of Ordinary Shares as may be required from time to time in pursuance of the Scheme, and that the Ordinary Shares so issued and allotted shall rank pari passu with the then existing Ordinary Shares of the Company;

And Further that, for the purpose of giving effect to this Resolution, the Board be and is hereby authorised to evolve, decide upon and bring into effect the Scheme and make any modifications, variations or revisions thereto or to suspend, withdraw, terminate or revive the Scheme from time to time and to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary or desirable, and to settle all questions, difficulties or doubts that may arise, without the Board being required to seek any further consent / approval of the Members."

3. "Resolved that the benefits of the Employee Stock Option Scheme as proposed in the Resolution under Item No. 14 of the Notice convening this Meeting and duly passed at this Meeting, be extended to such present and future permanent employees including Managing / Wholetime Directors of such subsidiary companies of the Company, as may be decided by the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee or any other Board Committee)."

THE INDIAN COMPANIES ACTS, 1882 TO 1956

COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF


ITC Limited

ITC Limited

INCORPORATED 24TH AUGUST, 1910

Articles adopted by Special Resolution passed on the 13th day of July, 1956.

Changed upto 23rd July, 2010